

03055289

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



Option One Mortgage Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0001025562
Registrant CIK Number

Form 8-K, for April 11, 2003, Series 2003-3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-164020~~ 333-82832
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 11, 2003

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells
Name: David S. Wells
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.


OPTION
ONE
MORTGAGE CORPORATION

Banc of America Securities 

RBS Greenwich Capital

RMBS New Issue Term Sheet

$ 1,284,400,000 Certificates (approximate)

Option One Asset Backed Certificates, Series 2003-3
Offered Classes: A-1, A-2, M-1, M-2, M-3, M-4, M-5 & M-6

Option One Mortgage Acceptance Corporation
Depositor

Option One Mortgage Corporation
Originator and Master Servicer

April 9, 2003


OPTION ONE

Option One Mortgage Loan Trust 2003-3 Asset Backed Certificates, Series 2003-3

Certificates

Class	*Expected* Approximate Size*	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Distribution Date *Call/Mat****	*Expected* Ratings		
							Fitch	**Moodys**	**S&P**
A-1 **	700,000,000	Floating	Sen	2.87 / 3.08	1-83 / 1-186	Mar-10 / Oct-18	AAA	Aaa	AAA
A-2	418,000,000	Floating	Sen	2.87 / 3.09	1-83 / 1-186	Mar-10 / Oct-18	AAA	Aaa	AAA
M-1	65,000,000	Floating	Mezz	4.82 / 5.26	38-83 / 38-142	Mar-10 / Feb-15	AA	Aa2	AA+
M-2	46,150,000	Floating	Mezz	4.81 / 5.17	37-83 / 37-126	Mar-10 / Oct-13	A+	A2	AA-
M-3	13,000,000	Floating	Mezz	4.80 / 5.07	37-83 / 37-109	Mar-10 / May-12	A	A3	A+
M-4	16,250,000	Floating	Mezz	4.80 / 4.99	37-83 / 37-102	Mar-10 / Oct-11	A-	Baa1	A-
M-5	13,000,000	Floating	Mezz	4.79 / 4.83	37-83 / 37-91	Mar-10 / Nov-10	BBB+	Baa2	BBB+
M-6	13,000,000	Floating	Mezz	4.52 / 4.52	37-79 / 37-79	Nov-09 / Nov-09	BBB	Baa3	BBB-

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** The Class A-1 Certificates will be offered pursuant to the prospectus, however, will be excluded from this term sheet.
*** The Expected Last Distribution Date is calculated based on the Pricing Speed.

Structure:

(1) The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.
(2) The margins on the Class A Certificates will double and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to 1.5x the original margins after the Optional Termination Date.
(3) Each class of Offered Certificates will be subject to a Net WAC Rate as described herein.
(4) The Mezzanine Certificates are not expected to receive principal distributions prior to the Stepdown Date.

Pricing Speed:

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.



Summary of Important Dates

Deal Information		*Collateral Information*	
Expected Pricing	04/11/2003	Cut-off Date	04/01/2003
Expected Settlement	04/17/2003	Next Payment	05/01/2003
First Distribution	05/25/2003		
Expected Stepdown	05/25/2006		

Bond Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Distribution Date (Call/Mat) *	Stated Maturity Date **
A-1	04/17/2003	0	Act/360	0	Mar-10 / Oct-18	May 2033
A-2	04/17/2003	0	Act/360	0	Mar-10 / Oct-18	May 2033
M-1	04/17/2003	0	Act/360	0	Mar-10 / Feb-15	May 2033
M-2	04/17/2003	0	Act/360	0	Mar-10 / Oct-13	May 2033
M-3	04/17/2003	0	Act/360	0	Mar-10 / May-12	May 2033
M-4	04/17/2003	0	Act/360	0	Mar-10 / Oct-11	May 2033
M-5	04/17/2003	0	Act/360	0	Mar-10 / Nov-10	May 2033
M-6	04/17/2003	0	Act/360	0	Nov-09 / Nov-09	May 2033

* The Expected Last Scheduled Distribution Date is calculated based on the Pricing Speed.
** The REMIC Maturity Date is the Distribution Date following the maturity date for the Mortgage Loan with the latest possible maturity date.

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (704) 388-1597 Fax: (704) 335-5904
Chris Hentemann		chris.c.hentemann@bankofamerica.com
Rob Karr		robert.h.karr@bankofamerica.com
Pat Beranek		patrick.beranek@bankofamerica.com
Jeff Willoughby		jeff.t.willoughby@bankofamerica.com
Global ABS Group		Fax: (704) 388-9668
Daniel Goodwin	(704) 388-1153	daniel.b.goodwin@bankofamerica.com
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Ramon Simms	(704) 388-1607	ramon.a.simms@bankofamerica.com
Rating Agencies		
Joseph Grohotolski – Moodys	(212) 553-4619	joseph.grohotolski@moodys.com
Scott Seewald – Fitch	(212) 908-0838	scott.seewald@fitchratings.com
Bridget Steers – S&P	(212) 438-2610	bridget_steers@sandp.com



SUMMARY OF TERMS

Title of Securities:	Option One Mortgage Loan Trust 2003-3 Asset Backed Certificates, Series 2003-3
Offered Certificates:	The Class A-1 Certificates and the Class A-2 Certificates (together, the "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and the Class M-6 Certificates (collectively the "Mezzanine Certificates")
Offering Type:	All the Offered Certificates will be offered publicly pursuant to a Prospectus.
Originator and Master Servicer:	Option One Mortgage Corporation
Trustee and Custodian:	Wells Fargo Bank Minnesota, N.A.
Depositor:	Option One Mortgage Acceptance Corporation
Co-Lead Managers:	Banc of America Securities LLC and RBS Greenwich Capital
Co-Managers:	Banc One Capital Markets, Inc., Bear, Stearns & Co. Inc., and UBS Warburg LLC
PMI Insurer:	Mortgage Guaranty Insurance Corporation, ("MGIC")
Closing Date:	On or about April [17], 2003
Tax Status:	The Offered Certificates will be treated as evidencing ownership of debt instruments in a **REMIC** for federal income tax purposes.
ERISA Eligibility:	Each class of Offered Certificates is expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are _not_ expected to constitute "mortgage related securities" for purposes of SMMEA.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in May 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settle flat).
Day Count:	With respect to the Offered Certificates, Actual/360.
Payment Delay:	With respect to the Offered Certificates, 0 days.
Stepped Servicing Fees:	Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for months 11 through 30 following the month of the Closing Date, approximately 0.65% of the aggregate principal balance of the Mortgage Loans for months 31 through 48 following the month of the Closing Date, and approximately 0.80% of the aggregate principal balance of the Mortgage Loans for months 49 and thereafter following the month of the Closing Date.
Trustee Fees:	Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.



Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, (the "Initial Mortgage Loans") the later of (i) the origination date of each Mortgage Loan or (ii) the close of business April 1, 2003. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date or (ii) the first day of the month in which such loan was acquired.

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $979,040,698.52, of which: (i) approximately $611,379,840.46 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $367,660,858.06 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Group I Pre-Funding Amount: A Group I Pre-Funding Account will be established on the Closing Date into which no more than $202,573,647.91 will be deposited (the "Group I Pre-Funded Amount"). These funds will be used to purchase subsequent conforming balance fixed rate and adjustable rate Mortgage Loans for deposit in loan group I. On or prior to [June] 12, 2003 (the "Group I Pre-Funding Period"), the amounts on deposit in the Group I Pre-Funding Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group I Initial Mortgage Loans (with any unused portion of the Group I Pre-Funded Amount to be distributed as principal to the A-1 Certificates). See "Description of the Collateral".

Group II Pre-Funding Amount: A Group II Pre-Funding Account (together with the Group I Pre-Funding Account, the "Pre-Funding Accounts") will be established on the Closing Date into which no more than $118,385,653.57 will be deposited (the "Group II Pre-Funded Amount"). These funds will be used to purchase subsequent conforming and non-conforming fixed rate and adjustable rate Mortgage Loans for deposit in loan group II. On or prior to [June] 12, 2003 (the "Group II Pre-Funding Period"), the amounts on deposit in the Group II Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group II Initial Mortgage Loans (with any unused portion of the Group II Pre-Funded Amount to be distributed as principal to the A-2 Certificates). See "Description of the Collateral".

Optional Termination Date: The Master Servicer will have the right to purchase all of the Group I and Group II Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the sum of the Cut-off Date principal balance of the Initial Mortgage Loans in both loan groups plus the original Group I Pre-Funded Amount and Group II Pre-Funded Amount. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.



CREDIT ENHANCEMENT

Credit Enhancement:

Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination, and the PMI Policy.

Certificate Credit Enhancement

(1) The Class A Certificates are enhanced by Excess Cashflow, subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by Excess Cashflow, approximately 7.80% in subordinate certificates and the Overcollateralization Amount.

(3) The Class M-2 Certificates are enhanced by Excess Cashflow, approximately 4.25% in subordinate certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by Excess Cashflow, approximately 3.25% in subordinate certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by Excess Cashflow, approximately 2.00% in subordinate certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by Excess Cashflow, approximately 1.00% in subordinate certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by Excess Cashflow, and the Overcollateralization Amount.

PMI Policy:

As of the Cut-off Date, approximately 62.43% of the Initial Mortgage Loans above 60% LTV will be covered by a mortgage insurance policy (the "PMI Policy") issued by MGIC. For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that MGIC will provide such coverage on a similar percentage of subsequent Mortgage Loans.

***Expected* Overcollateralization Target Amount:**

Prior to the Stepdown Date, the Overcollateralization Target Amount will be approximately 1.20% of the sum of (i) the aggregate Principal Balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date. The Overcollateralization Target Amount on or after the Stepdown Date will be the lesser of approximately (a) 1.20% of the sum of (i) the aggregate Principal Balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date and (b) 2.40% of the aggregate Principal Balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate Principal Balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date; provided however, if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount for the previous Distribution Date.



Expected Credit Support Percentage:

Class	Initial Credit Support	After Stepdown Support
A	14.00%	28.00%
M-1	9.00%	18.00%
M-2	5.45%	10.90%
M-3	4.45%	8.90%
M-4	3.20%	6.40%
M-5	2.20%	4.40%
M-6	1.20%	2.40%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralization Deficiency Amount: The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Basic Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

Available Funds: Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the Determination Date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, and any PMI Policy fee for such Distribution Date (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date and (iv) amounts transferred from the Interest Coverage Accounts and, at the end of the Funding Period, any excess amounts transferred from the Pre-Funding Accounts.



Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in May 2006 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 28.00%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans plus any remaining funds in the Pre-Funding Accounts.

Trigger Event: A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than [70]% of the Credit Enhancement Percentage or (ii) if during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 – April 2007	[1.75]%
May 2007 – April 2008	[2.75]%
May 2008 – April 2009	[3.50]%
May 2009 – April 2010	[3.75]%
May 2010 and after	[4.00]%



PASS-THROUGH RATES

The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate:

The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate:	The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate (ii) the Trustee Fee Rate and (iii) the PMI Policy fee Rate, if applicable.
Adjusted Net Maximum Mortgage Rate:	The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any Fixed Rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate and (iii) the PMI Policy fee Rate, if applicable.

Maximum Cap Rate:

The Maximum Cap Rate for the Class A-1 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans.

The Maximum Cap Rate for the Class A-2 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans.

The Maximum Cap Rate for the Mezzanine Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans.

Net WAC Rate:

The Net WAC Rate for the Offered Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans.



Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with [Bank of America] (the "Counterparty") for the benefit of the Offered Certificates. The notional balance of the Yield Maintenance Agreement and the strike prices are in the table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds 9.25%. The Yield Maintenance Agreement will terminate after the Distribution Date in April 2006.

Yield Maintenance Amount Schedule					
Period	Notional	Strike	Period	Notional	Strike
1	1,284,400,000	5.035	19	957,637,842	6.145
2	1,278,925,922	6.239	20	931,400,744	6.359
3	1,270,845,599	6.457	21	904,849,734	6.144
4	1,261,151,429	6.239	22	878,039,537	6.151
5	1,249,854,776	6.239	23	851,030,732	6.846
6	1,236,973,127	6.457	24	823,882,765	7.480
7	1,222,530,420	6.240	25	797,495,868	7.734
8	1,206,556,531	6.458	26	771,723,887	7.936
9	1,189,087,385	6.240	27	746,838,702	8.201
10	1,170,165,022	6.240	28	722,764,989	7.921
11	1,149,837,489	6.588	29	699,475,752	7.914
12	1,128,158,668	6.144	30	676,944,726	8.626
13	1,105,639,492	6.359	31	655,172,483	8.087
14	1,082,326,743	6.145	32	634,106,948	8.512
15	1,058,414,565	6.360	33	613,733,066	8.217
16	1,033,944,207	6.145	34	594,018,912	8.208
17	1,008,959,759	6.145	35	574,942,644	9.108
18	983,507,929	6.360	36	556,483,029	8.725

Net WAC Rate Carryover Amount:

If, on any Distribution Date the Pass-Through Rate for any class of Offered Certificates is limited by the related Net WAC Rate, the "Net WAC Rate Carryover Amount" for such class is equal to the sum of (1) the excess of the amount of interest that would have accrued had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates, and (3) accrued interest at the related Formula Rate on the amount in clause (2). Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.



INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to the holders of the Class A-1 Certificates, current interest for such Distribution Date;

(ii) to the holders of the Class A-1 Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date;

(iii) to the holders of the Class A-2 Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to the holders of the Class A-2 Certificates, current interest for such Distribution Date;

(ii) to the holders of the Class A-2 Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date;

(iii) to the holders of the Class A-1 Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date;

(vii) any remainder as described under "Excess Cashflow Distribution".



PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1 Certificates, until the certificate principal balance thereof has been reduced to zero;

(ii) to the holders of the Class A-2 Certificates, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to II(i) below.

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, until the certificate principal balance thereof has been reduced to zero;

(ii) to the holders of the Class A-1 Certificates, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero;

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero.



IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero;

(ii) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to V(i) below.

V. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero;

(ii) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, to the extent not distributed pursuant to IV(i) above.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.



EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any excess cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount;

(ii) to the Class M-1 Certificates, any unpaid interest (with interest);

(iii) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(iv) to the Class M-2 Certificates, any unpaid interest (with interest);

(v) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vi) to the Class M-3 Certificates, any unpaid interest (with interest);

(vii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(viii) to the Class M-4 Certificates, any unpaid interest (with interest);

(ix) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(x) to the Class M-5 Certificates, any unpaid interest (with interest);

(xi) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xii) to the Class M-6 Certificates, any unpaid interest (with interest);

(xiii) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xiv) to pay any Net WAC Rate Carryover Amounts;

(xv) any remaining amounts to Certificates which are not offered.



DEFINITIONS

Unpaid Interest Shortfall Amount:

The "Unpaid Interest Shortfall Amount" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Interest Accrual Period.

Allocated Realized Loss Amount:

An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Loss:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-6 Certificates, fourth to the Class M-5 Certificates, fifth to the Class M-4 Certificates, sixth to the Class M-3 Certificates, seventh to the Class M-2 Certificates and eighth to the Class M-1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled.

Class A-1 Allocation Percentage:

The Class A-1 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Class A-2 Allocation Percentage:

The Class A-2 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Group I Basic Principal Distribution Amount:

The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-1 Allocation Percentage.



Group I Interest Remittance Amount: The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-1 Allocation Percentage.

Group I Principal Remittance Amount: The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group II Basic Principal Distribution Amount: The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-2 Allocation Percentage.

Group II Interest Remittance Amount: The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-2 Allocation Percentage.



Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Class A-1 Principal Distribution Amount: The Class A-1 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 72.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Group I Mortgage Loans as of the Cut-off Date and (ii) the original Group I Pre-Funded Amount.

Class A-2 Principal Distribution Amount: The Class A-2 Principal Distribution Amount is an amount equal to the excess of (x) the certificate principal balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 72.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Group II Mortgage Loans as of the Cut-off Date and (ii) the original Group II Pre-Funded Amount.

Class A Principal Distribution Amount: The Class A Principal Distribution Amount is an amount equal to the sum of (i) the Class A-1 Principal Distribution Amount and (ii) the Class A-2 Principal Distribution Amount.



Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 82.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 89.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.



Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.



DESCRIPTION OF THE COLLATERAL
INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-off Date Aggregate Principal Balance	$ 979,040,698.52	$42,790.21	$972,000.00
Number of Loans	6,050		
Average Original Loan Balance	$161,939.93	$50,000.00	$972,00.00
Average Current Loan Balance	$161,824.91	$42,790.21	$972,000.00
(1) Weighted Average Combined Original LTV	77.89%	11.37%	100.00%
(1) Weighted Average Gross Coupon	7.780%	5.200%	13.500%
(1) (2) Weighted Average Gross Margin	5.182%	1.350%	12.650%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	26	5	180
(1) Weighted Average Remaining Term to Maturity (months)	353	117	360
(1) (3) Weighted Average FICO Score	601	500	808

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 98.37% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Adjustable	69.48%
	Fixed	30.52%
Fully Amortizing Mortgage Loans		99.87%
Lien	First	99.53%
	Second	0.47%
Property Type	SFR	74.30%
	PUD	9.20%
	2-4 Family	11.11%
	Low Rise Condo	4.23%
	Manufactured Housing	0.79%
	High Rise Condo	0.37%
Occupancy Status	Owner Occupied	93.91%
	Non-Owner Occupied	4.63%
	Second Home	1.45%
Geographic Distribution	California	21.93%
	New York	12.30%
	Massachusetts	9.67%
	Florida	6.22%
	Texas	5.26%
Number of States (including DC)		50
Largest Zip Code Concentration	11234	0.26%
Loans with Mortgage Insurance		57.06%
Loans with Prepayment Penalties		78.99%



DESCRIPTION OF THE COLLATERAL
GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-off Date Aggregate Principal Balance	$611,379,840.46	$49,632.92	$499,643.53
Number of Loans	4,084		
Average Original Loan Balance	$149,802.68	$50,000.00	$500,000.00
Average Current Loan Balance	$149,701.23	$49,632.92	$499,643.53
(1) Weighted Average Combined Original LTV	77.88%	11.37%	100.00%
(1) Weighted Average Gross Coupon	7.778%	5.200%	12.750%
(1) (2) Weighted Average Gross Margin	5.246%	2.600%	8.440%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	27	5	180
(1) Weighted Average Remaining Term to Maturity (months)	354	117	360
(1) (3) Weighted Average FICO Score	601	500	808

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 100.00% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Adjustable	69.83%
	Fixed	30.17%
Fully Amortizing Mortgage Loans		100.00%
Lien	First	100.00%
	Second	0.00%
Property Type	SFR	71.41%
	2-4 Family	14.49%
	PUD	8.42%
	Low Rise Condo	4.27%
	Manufactured Housing	0.99%
	High Rise Condo	0.41%
Occupancy Status	Owner Occupied	94.12%
	Non-Owner Occupied	4.86%
	Second Home	1.03%
Geographic Distribution	New York	15.55%
	Massachusetts	12.83%
	California	8.68%
	Florida	7.03%
	New Jersey	5.85%
Number of States (including DC)		50
Largest Zip Code Concentration	11221	0.40%
Loans with Mortgage Insurance		61.16%
Loans with Prepayment Penalties		78.82%



Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.200 - 5.500	15	$2,384,714.09	0.39%	38.78%	5.476%	640	68.54%	347	345	2
5.501 - 6.000	106	19,758,592.51	3.23	39.39	5.870	644	71.49	353	353	1
6.001 - 6.500	293	51,086,564.75	8.36	39.47	6.353	646	72.99	354	354	1
6.501 - 7.000	590	99,151,873.49	16.22	39.45	6.821	626	75.85	352	351	1
7.001 - 7.500	660	104,531,727.23	17.10	38.64	7.313	611	77.56	354	353	1
7.501 - 8.000	729	112,896,335.87	18.47	39.38	7.818	602	80.88	357	356	1
8.001 - 8.500	581	81,124,875.16	13.27	38.73	8.302	587	80.10	358	357	1
8.501 - 9.000	481	66,774,275.60	10.92	38.77	8.792	567	79.35	356	355	1
9.001 - 9.500	265	33,345,568.09	5.45	39.84	9.279	558	79.14	358	357	1
9.501 - 10.000	202	23,620,456.96	3.86	39.07	9.762	549	78.25	354	352	1
10.001 - 10.500	77	8,115,560.40	1.33	39.01	10.246	548	77.46	354	353	1
10.501 - 11.000	50	5,148,995.65	0.84	40.85	10.715	543	75.54	355	353	2
11.001 - 11.500	19	1,835,378.82	0.30	40.13	11.186	537	73.18	360	359	1
11.501 - 12.000	11	1,086,309.26	0.18	38.73	11.798	537	71.17	360	359	1
12.001 - 12.500	4	464,612.58	0.08	38.85	12.150	521	64.75	360	359	1
12.501 - 12.750	1	54,000.00	0.01	0.00	12.750	578	90.00	360	360	0
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**



Combined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.37 - 15.00	1	$52,261.95	0.01%	25.01%	7.600%	624	11.37%	360	359	1
15.01 - 20.00	5	355,161.70	0.06	31.79	7.076	655	17.00	343	342	1
20.01 - 25.00	8	684,559.62	0.11	29.94	7.766	617	22.10	331	330	1
25.01 - 30.00	11	936,543.50	0.15	32.64	7.752	618	28.33	360	359	1
30.01 - 35.00	25	2,241,884.23	0.37	35.47	7.564	607	32.83	340	339	1
35.01 - 40.00	36	4,330,319.64	0.71	39.03	7.571	590	37.25	339	338	1
40.01 - 45.00	41	5,489,530.77	0.90	39.79	7.391	593	43.02	343	342	1
45.01 - 50.00	66	9,507,175.89	1.56	39.72	7.326	605	47.94	348	347	1
50.01 - 55.00	100	14,715,398.12	2.41	38.19	7.384	594	53.06	355	355	1
55.01 - 60.00	138	20,144,025.79	3.29	36.99	7.451	587	57.84	350	349	1
60.01 - 65.00	249	38,865,415.71	6.36	39.85	7.682	583	63.49	354	353	1
65.01 - 70.00	316	51,398,168.59	8.41	39.22	7.595	590	68.73	355	354	1
70.01 - 75.00	422	62,528,247.12	10.23	38.97	7.759	585	73.85	354	353	1
75.01 - 80.00	1,168	176,369,421.67	28.85	39.21	7.880	588	79.51	357	356	1
80.01 - 85.00	352	53,995,940.23	8.83	38.99	7.794	611	84.49	353	352	1
85.01 - 90.00	788	117,279,203.30	19.18	39.28	7.944	616	89.69	357	356	1
90.01 - 95.00	351	51,543,150.01	8.43	40.07	7.720	647	94.59	357	356	1
95.01 - 100.00	7	943,432.62	0.15	36.57	7.440	746	100.00	360	360	0
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**



Cut-off Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
49,632.92 - 50,000.00	35	$1,748,054.42	0.29%	30.90%	8.003%	613	53.16%	336	335	1
50,000.01 - 75,000.00	505	31,963,480.55	5.23	35.09	8.569	596	76.86	347	347	1
75,000.01 - 100,000.00	629	55,452,256.09	9.07	36.86	8.184	598	77.78	352	351	1
100,000.01 - 125,000.00	602	67,774,837.20	11.09	37.97	7.986	599	77.95	355	354	1
125,000.01 - 150,000.00	626	86,062,268.85	14.08	38.67	7.785	601	77.57	355	354	1
150,000.01 - 175,000.00	428	69,637,933.68	11.39	39.87	7.776	597	77.92	354	353	1
175,000.01 - 200,000.00	341	64,113,613.59	10.49	39.63	7.657	594	77.17	357	357	1
200,000.01 - 225,000.00	279	59,360,883.18	9.71	39.57	7.554	602	77.76	356	355	1
225,000.01 - 250,000.00	228	54,307,471.99	8.88	39.80	7.641	598	77.74	357	357	1
250,000.01 - 275,000.00	140	36,630,461.56	5.99	41.11	7.582	604	79.45	355	354	1
275,000.01 - 300,000.00	135	38,844,607.56	6.35	40.94	7.476	604	77.73	356	355	1
300,000.01 - 325,000.00	78	24,290,365.15	3.97	39.94	7.496	599	79.92	358	357	1
325,000.01 - 350,000.00	24	8,126,467.98	1.33	40.04	7.099	632	80.40	360	359	1
350,000.01 - 375,000.00	15	5,433,629.48	0.89	43.90	7.571	645	81.54	360	359	1
375,000.01 - 400,000.00	14	5,423,851.55	0.89	36.74	7.547	653	78.23	360	359	1
400,000.01 - 425,000.00	2	828,133.58	0.14	65.84	7.357	626	87.39	360	360	0
425,000.01 - 450,000.00	1	427,195.23	0.07	48.64	7.700	628	90.00	360	359	1
450,000.01 - 475,000.00	1	454,685.29	0.07	46.64	7.850	689	70.00	360	359	1
475,000.01 - 499,643.53	1	499,643.53	0.08	42.74	7.700	616	89.29	360	359	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**



Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	6	$400,904.97	0.07%	39.02%	8.455%	596	84.72%	120	119	1
180	94	11,166,078.55	1.83	39.87	7.524	623	72.56	180	179	1
240	63	8,000,095.70	1.31	39.83	7.311	628	70.80	240	239	1
360	3,921	591,812,761.24	96.80	39.12	7.789	600	78.07	360	359	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**

Remaining Term to Maturity

Remaining Term to Maturit	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
117 - 120	6	$400,904.97	0.07%	39.02%	8.455%	596	84.72%	120	119	1
176 - 180	94	11,166,078.55	1.83	39.87	7.524	623	72.56	180	179	1
236 - 240	63	8,000,095.70	1.31	39.83	7.311	628	70.80	240	239	1
326 - 330	1	115,804.88	0.02	21.23	10.100	542	80.00	360	329	31
346 - 350	3	738,551.73	0.12	47.09	7.859	589	77.48	360	348	12
351 - 355	36	4,648,947.35	0.76	34.10	8.568	573	80.95	360	355	5
356 - 360	3,881	586,309,457.28	95.90	39.14	7.782	600	78.05	360	359	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 - 808	3	$488,357.55	0.08%	33.29%	7.545%	804	97.15%	360	360	0
751 - 800	54	7,505,187.34	1.23	34.93	6.975	765	80.96	349	348	1
701 - 750	223	34,631,509.44	5.66	37.85	7.073	720	82.75	352	352	1
651 - 700	533	83,106,059.46	13.59	38.80	7.127	673	80.14	352	351	1
601 - 650	1,115	168,548,497.34	27.57	39.15	7.443	624	79.76	354	353	1
551 - 600	1,079	159,615,736.16	26.11	39.44	7.992	575	75.97	356	355	1
501 - 550	1,076	157,257,142.74	25.72	39.47	8.459	528	75.34	357	356	1
500	1	227,350.43	0.04	43.02	8.100	500	68.94	360	359	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	499	$70,869,704.54	11.59	37.53%	7.188%	691	83.83%	348	348	1
AA	1,916	295,577,220.25	48.35	39.54	7.505	610	78.39	355	354	1
A	968	145,934,867.21	23.87	38.97	7.928	575	77.71	356	355	1
B	523	74,615,260.88	12.20	38.72	8.546	547	73.87	357	356	1
C	120	16,181,493.99	2.65	41.32	9.199	541	68.73	357	356	1
CC	58	8,201,293.59	1.34	39.77	10.283	549	65.68	360	359	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**



Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	2,982	$430,992,008.35	70.49%	38.78%	7.798%	594	77.49%	354	353	1
2-4 Family - Detached	388	76,842,665.60	12.57	40.95	7.588	629	76.57	356	355	1
PUD - Detached	309	48,443,655.25	7.92	40.45	7.741	603	82.31	358	357	1
Low Rise Condo - Attached	201	26,131,878.89	4.27	38.77	7.920	616	80.42	358	357	1
2-4 Family - Attached	53	11,761,705.62	1.92	38.35	7.410	627	74.81	358	357	1
MF Housing - Detached	69	6,039,869.86	0.99	38.64	8.877	613	82.75	351	351	1
SFR - Attached	41	5,623,775.17	0.92	39.37	7.912	595	77.49	347	347	1
PUD - Attached	24	3,044,708.54	0.50	36.57	8.162	562	80.87	360	359	1
High Rise Condo- Attached	17	2,499,573.18	0.41	38.84	7.822	612	72.57	357	356	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	3,823	$575,417,819.58	94.12%	39.29%	7.775%	598	77.95%	355	354	1
Non-Owner Occupied	216	29,683,001.59	4.86	36.21	7.876	658	76.38	354	354	1
Second Home	45	6,279,019.29	1.03	40.74	7.636	624	78.23	354	353	0
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**



Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	2,798	$400,470,335.93	65.50%	39.85%	7.747%	594	79.29%	355	354	1
Stated Income Documentation	1,231	202,250,225.43	33.08	37.71	7.830	613	75.17	355	354	1
Lite Documentation	32	5,601,155.85	0.92	38.96	8.411	582	72.84	360	359	1
No Documentation	23	3,058,123.25	0.50	0.00	7.372	710	81.77	356	356	0
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	2,760	$424,343,156.80	69.41%	39.06%	7.732%	594	75.65%	354	353	1
Purchase	875	120,827,319.66	19.76	38.91	7.933	627	84.93	359	359	1
R/T Refi	449	66,209,364.00	10.83	40.05	7.793	597	79.27	353	352	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**



Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	2,454	$379,273,280.24	62.04%	39.08%	7.877%	588	79.13%	360	359	1
30 Year FIX	1,089	165,289,665.13	27.04	38.97	7.516	632	74.88	360	359	1
3/27 ARM	313	40,281,518.75	6.59	40.12	8.011	580	80.89	360	359	1
15 Year FIX	90	10,778,326.93	1.76	39.91	7.491	626	72.50	180	179	1
20 Year FIX	63	8,000,095.70	1.31	39.83	7.311	628	70.80	240	239	1
15/15 ARM	65	6,968,297.12	1.14	38.89	8.204	607	79.90	360	360	0
10 Year FIX	6	400,904.97	0.07	39.02	8.455	596	84.72	120	119	1
2/13 ARM	4	387,751.62	0.06	37.95	8.449	548	74.21	180	180	0
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Fully Amortizing	4084	$611,379,840.46	100.00%	39.15%	7.778%	601	77.88%	355	354	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**



Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	4,084	$611,379,840.46	100.00%	39.15%	7.778%	601	77.88%	355	354	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	826	$129,513,420.22	21.18%	39.59%	7.845%	602	78.50%	356	355	1
12	263	47,418,856.99	7.76	39.09	7.583	614	71.98	344	344	1
24	1,931	284,754,184.44	46.58	38.91	7.870	588	79.33	360	359	1
30	16	3,090,396.23	0.51	43.30	7.820	610	85.07	348	347	1
36	1,048	146,602,982.58	23.98	39.13	7.603	619	76.27	349	348	1
Total:	**4,084**	**$611,379,840.46**	**100.00%**	**39.15%**	**7.778%**	**601**	**77.88%**	**355**	**354**	**1**



Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
New York	463	$95,083,506.21	15.55%	39.69%	7.635%	599	74.73%	353	353	1
Massachusetts	417	78,452,193.57	12.83	39.82	7.440	606	71.71	356	355	1
California	284	53,063,745.82	8.68	40.43	7.319	614	73.06	356	354	2
Florida	356	43,003,909.26	7.03	39.84	8.245	602	81.16	356	355	1
New Jersey	223	35,756,524.97	5.85	38.87	7.911	592	76.97	355	355	1
Illinois	157	22,423,501.83	3.67	39.36	7.932	603	79.31	359	358	1
Colorado	134	21,927,092.32	3.59	40.51	7.356	598	81.03	359	358	1
Michigan	186	21,481,700.60	3.51	36.87	8.148	579	80.80	358	357	1
Connecticut	117	18,735,259.14	3.06	37.36	7.712	597	78.48	358	357	1
Virginia	119	18,201,724.29	2.98	37.71	7.929	592	79.42	358	357	1
Ohio	145	16,641,004.84	2.72	37.49	8.021	593	84.19	357	356	1
Texas	129	15,607,933.96	2.55	39.00	8.114	600	85.01	352	352	1
Rhode Island	112	15,228,188.37	2.49	40.62	7.849	592	75.15	353	352	1
Pennsylvania	121	14,480,607.51	2.37	38.10	7.875	600	80.76	342	341	1
Washington	85	14,242,067.82	2.33	37.74	7.431	605	79.79	357	356	1
North Carolina	132	13,959,316.60	2.28	40.66	8.174	596	83.30	349	348	1
Arizona	98	12,063,178.21	1.97	38.57	7.887	609	84.19	359	358	1
Minnesota	77	11,025,241.60	1.80	38.71	8.020	604	79.58	360	359	1
Maryland	60	9,888,296.40	1.62	39.03	8.043	593	80.22	354	353	1
New Hampshire	55	9,165,747.22	1.50	41.35	7.733	598	76.85	354	353	1
Indiana	61	6,181,158.52	1.01	34.95	7.874	600	83.88	356	355	1
Maine	44	5,746,279.93	0.94	38.01	7.991	620	78.09	357	357	1
Nevada	37	5,583,555.66	0.91	37.55	7.499	628	83.88	360	359	1
Wisconsin	55	5,283,562.79	0.86	36.57	8.182	597	78.84	355	354	1
Missouri	53	5,265,629.20	0.86	35.86	8.373	589	81.23	351	350	1
South Carolina	48	5,256,335.01	0.86	38.74	8.322	599	83.31	349	349	1
Oregon	29	5,031,638.17	0.82	37.95	7.456	615	81.89	360	359	1
Tennessee	39	4,102,748.38	0.67	37.17	8.160	591	82.85	341	340	1
Vermont	24	3,369,623.43	0.55	42.31	7.924	599	80.09	360	359	1
Louisiana	30	3,317,243.05	0.54	33.66	8.528	600	81.29	351	350	1
Kansas	24	2,509,410.54	0.41	35.26	7.782	600	85.09	360	359	1
Kentucky	25	2,260,246.07	0.37	36.16	8.404	594	79.77	360	359	1
Delaware	17	2,229,135.09	0.36	39.80	8.132	608	85.91	360	360	0
Utah	15	2,123,867.63	0.35	40.03	7.661	604	86.13	360	358	2
Alabama	17	1,996,668.35	0.33	39.70	7.976	637	87.55	313	312	1
Idaho	19	1,844,164.71	0.30	36.63	7.900	616	79.93	350	349	1
Iowa	16	1,464,038.49	0.24	38.11	8.265	581	78.93	356	354	1
New Mexico	10	1,355,987.04	0.22	37.51	8.027	613	83.43	360	359	1
Wyoming	10	1,125,519.68	0.18	36.23	7.747	611	86.90	360	359	1
Alaska	4	790,302.79	0.13	44.71	8.113	601	90.20	360	360	0
Georgia	5	740,191.32	0.12	40.73	9.458	557	80.89	360	348	12
Mississippi	9	623,627.23	0.10	31.32	9.117	575	79.10	360	359	1
Montana	2	553,078.52	0.09	46.20	7.412	576	69.62	360	359	1
Arkansas	4	527,107.76	0.09	31.55	8.681	546	83.63	339	338	2
Nebraska	5	454,306.66	0.07	32.00	8.514	594	82.84	360	359	1
Hawaii	3	436,383.79	0.07	33.85	7.105	709	76.08	268	267	1
Oklahoma	4	330,495.75	0.05	46.03	8.175	605	88.13	304	301	2
North Dakota	2	206,083.22	0.03	38.61	7.567	636	81.47	360	359	1
West Virginia	2	162,501.14	0.03	24.50	7.580	623	72.40	240	239	1
South Dakota	1	78,210.00	0.01	0.00	8.900	652	90.00	360	360	0
Total:	4,084	$611,379,840.46	100.00%	39.15%	7.778%	601	77.88%	355	354	1



Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.600 - 3.000	17	$3,162,751.60	0.74%	37.22%	5.879%	636	66.59%	360	359	1
3.001 - 3.500	73	13,157,794.16	3.08	37.71	6.160	644	72.21	360	359	1
3.501 - 4.000	203	34,611,705.46	8.11	39.45	6.675	629	74.07	360	359	1
4.001 - 4.500	344	57,075,343.44	13.37	39.85	7.106	611	76.43	360	359	1
4.501 - 5.000	515	81,225,189.68	19.03	39.05	7.522	599	80.06	360	359	1
5.001 - 5.500	514	79,029,642.55	18.51	39.02	8.005	582	81.41	360	359	1
5.501 - 6.000	419	59,967,415.47	14.05	38.83	8.447	572	80.18	359	358	1
6.001 - 6.500	346	48,672,181.87	11.40	39.59	8.585	559	82.39	360	358	2
6.501 - 7.000	239	30,666,410.04	7.18	38.96	9.066	552	81.99	360	358	2
7.001 - 7.500	98	11,613,106.51	2.72	40.70	9.486	550	79.54	360	359	1
7.501 - 8.000	50	5,857,138.93	1.37	38.99	10.113	545	74.18	360	359	1
8.001 - 8.440	18	1,872,168.02	0.44	37.12	10.084	546	75.28	360	359	1
Total:	**2,836**	**$426,910,847.73**	**100.00%**	**39.19%**	**7.895%**	**587**	**79.30%**	**360**	**359**	**1**



Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.000	1	$214,814.89	0.05%	28.58%	6.750%	596	20.98%	360	359	1
3.000	2,826	425,204,283.72	99.60	39.16	7.897	587	79.35	360	359	1
4.000	6	1,017,272.60	0.24	43.95	7.510	555	73.03	360	358	2
5.000	3	474,476.52	0.11	47.03	7.640	600	76.48	360	357	3
Total:	**2,836**	**$426,910,847.73**	**100.00%**	**39.19%**	**7.895%**	**587**	**79.30%**	**360**	**359**	**1**

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	2,817	$423,686,266.18	99.24%	39.16%	7.897%	587	79.38%	360	359	1
1.500	17	2,810,079.64	0.66	42.10	7.710	622	74.61	360	357	3
3.000	2	414,501.91	0.10	41.27	6.991	596	29.58	360	359	1
Total:	**2,836**	**$426,910,847.73**	**100.00%**	**39.19%**	**7.895%**	**587**	**79.30%**	**360**	**359**	**1**



Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.200 - 11.500	14	$2,210,341.91	0.52%	36.75%	5.474%	633	68.64%	360	358	2
11.501 - 12.000	64	12,114,911.93	2.84	39.29	5.856	622	73.15	360	359	1
12.001 - 12.500	147	26,709,163.87	6.26	39.99	6.352	627	75.09	360	359	1
12.501 - 13.000	317	56,293,225.02	13.19	39.89	6.812	608	77.54	360	359	1
13.001 - 13.500	419	67,887,434.89	15.90	38.67	7.314	599	79.35	360	359	1
13.501 - 14.000	524	82,823,783.84	19.40	39.63	7.804	595	81.95	360	359	1
14.001 - 14.500	440	61,192,522.17	14.33	38.90	8.293	577	80.76	360	359	1
14.501 - 15.000	396	56,067,207.81	13.13	39.07	8.744	563	80.08	360	359	1
15.001 - 15.500	223	28,659,729.98	6.71	39.45	9.207	557	79.75	359	358	1
15.501 - 16.000	171	19,937,882.34	4.67	37.09	9.674	548	78.32	360	359	1
16.001 - 16.500	54	6,024,102.33	1.41	38.09	10.177	544	78.19	360	358	2
16.501 - 17.000	44	4,681,076.88	1.10	40.31	10.568	544	76.04	360	358	2
17.001 - 17.500	14	1,505,096.43	0.35	39.93	11.170	537	71.77	360	359	1
17.501 - 18.000	7	641,198.89	0.15	38.95	11.579	528	72.19	360	356	4
18.001 - 18.500	1	109,169.44	0.03	20.19	12.100	545	65.00	360	359	1
18.501 - 18.750	1	54,000.00	0.01	0.00	12.750	578	90.00	360	360	0
Total:	**2,836**	**$426,910,847.73**	**100.00%**	**39.19%**	**7.895%**	**587**	**79.30%**	**360**	**359**	**1**



Range of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.380 - 4.500	1	$109,790.71	0.03%	45.81%	6.250%	630	49.55%	360	358	2
4.501 - 5.000	4	950,050.18	0.22	39.93	6.723	631	75.90	360	358	2
5.001 - 5.500	17	2,983,585.39	0.70	37.68	5.813	634	72.72	360	358	2
5.501 - 6.000	71	13,428,831.68	3.15	39.49	5.993	617	73.49	360	359	1
6.001 - 6.500	149	27,062,261.38	6.34	39.95	6.395	626	75.51	360	359	1
6.501 - 7.000	321	56,846,291.85	13.32	39.98	6.830	608	77.64	360	359	1
7.001 - 7.500	420	67,678,046.24	15.85	38.80	7.318	599	79.35	360	359	1
7.501 - 8.000	528	83,569,809.51	19.58	39.57	7.818	595	81.79	360	359	1
8.001 - 8.500	443	61,707,380.57	14.45	38.80	8.311	577	80.78	360	359	1
8.501 - 9.000	392	54,711,996.40	12.82	38.76	8.797	562	80.42	360	359	1
9.001 - 9.500	216	27,325,075.20	6.40	39.80	9.267	556	79.76	359	358	1
9.501 - 10.000	162	18,677,307.02	4.37	37.04	9.765	547	77.94	360	359	1
10.001 - 10.500	50	5,543,631.84	1.30	36.85	10.262	543	77.15	360	359	1
10.501 - 11.000	40	4,172,368.44	0.98	41.08	10.717	542	74.46	360	358	2
11.001 - 11.500	14	1,505,096.43	0.35	39.93	11.170	537	71.77	360	359	1
11.501 - 12.000	6	476,155.45	0.11	38.00	11.823	534	68.44	360	359	1
12.001 - 12.500	1	109,169.44	0.03	20.19	12.100	545	65.00	360	359	1
12.501 - 12.750	1	54,000.00	0.01	0.00	12.750	578	90.00	360	360	0
Total:	**2,836**	**$426,910,847.73**	**100.00%**	**39.19%**	**7.895%**	**587**	**79.30%**	**360**	**359**	**1**



Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
September 1, 2003	1	$115,804.88	0.03%	21.23%	10.100%	542	80.00%	360	329	31
April 1, 2004	3	738,551.73	0.17	47.09	7.859	589	77.48	360	348	12
July 1, 2004	1	89,690.52	0.02	38.08	10.850	597	75.00	360	351	9
September 1, 2004	1	134,058.89	0.03	43.23	11.050	504	80.00	360	353	7
October 1, 2004	1	110,306.13	0.03	43.56	10.550	576	90.00	360	354	6
November 1, 2004	27	3,546,545.78	0.83	30.09	8.375	567	80.17	360	355	5
December 1, 2004	86	12,053,458.96	2.82	39.93	8.321	570	85.12	360	356	4
January 1, 2005	106	16,147,269.39	3.78	40.67	8.055	581	83.88	360	357	3
February 1, 2005	80	15,129,877.16	3.54	40.68	7.858	573	79.50	360	358	2
March 1, 2005	1,279	200,951,232.42	47.07	38.95	7.901	584	78.38	360	359	1
April 1, 2005	873	130,644,236.00	30.60	39.00	7.757	598	79.05	360	360	0
November 1, 2005	2	181,171.55	0.04	0.00	8.884	559	81.92	360	355	5
December 1, 2005	9	1,103,899.71	0.26	42.92	8.252	563	88.71	360	356	4
January 1, 2006	7	887,423.91	0.21	48.79	7.873	584	83.12	360	357	3
February 1, 2006	11	2,057,147.89	0.48	41.23	7.665	572	77.47	360	358	2
March 1, 2006	170	22,008,899.69	5.16	39.73	8.072	576	80.30	360	359	1
April 1, 2006	114	14,042,976.00	3.29	40.53	7.944	589	81.55	360	360	0
November 1, 2017	1	84,843.96	0.02	50.34	10.950	519	85.00	360	355	5
December 1, 2017	1	63,526.67	0.01	35.60	10.700	603	95.00	360	356	4
March 1, 2018	25	2,590,766.49	0.61	37.91	8.558	580	79.87	360	359	1
April 1, 2018	38	4,229,160.00	0.99	39.88	7.895	625	79.58	360	360	0
Total:	**2,836**	**$426,910,847.73**	**100.00%**	**39.19%**	**7.895%**	**587**	**79.30%**	**360**	**359**	**1**



DESCRIPTION OF THE COLLATERAL
GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-off Date Aggregate Principal Balance	$367,660,858.06	$42,790.21	$972,000.00
Number of Loans	1,966		
Average Original Loan Balance	$187,152.81	$50,000.00	$972,000.00
Average Current Loan Balance	$187,009.59	$42,790.21	$972,000.00
(1) Weighted Average Combined Original LTV	77.92%	16.30%	100.00%
(1) Weighted Average Gross Coupon	7.782%	5.450%	13.500%
(1) (2) Weighted Average Gross Margin	5.075%	1.350%	12.650%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	25	6	180
(1) Weighted Average Remaining Term to Maturity (months)	352	173	360
(1) (3) Weighted Average FICO Score	600	500	805

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 95.66% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Adjustable	68.90%
	Fixed	31.10%
Fully Amortizing Mortgage Loans		99.67%
Lien	First	98.76%
	Second	1.24%
Property Type	SFR	79.10%
	PUD	10.49%
	2-4 Family	5.50%
	Low Rise Condo	4.16%
	Manufactured Housing	0.46%
	High Rise Condo	0.30%
Occupancy Status	Owner Occupied	93.57%
	Non-Owner Occupied	4.27%
	Second Home	2.16%
Geographic Distribution	California	43.97%
	Texas	9.76%
	New York	6.89%
	Florida	4.87%
	Massachusetts	4.42%
	Illinois	4.11%
Number of States (including DC)		46
Largest Zip Code Concentration	94591	0.46%
Loans with Mortgage Insurance		50.25%
Loans with Prepayment Penalties		79.28%



Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.450 - 5.500	4	$1,131,974.75	0.31%	45.66%	5.496%	693	73.17%	360	360	0
5.501 - 6.000	30	10,018,142.80	2.72	37.84	5.890	676	73.88	360	359	1
6.001 - 6.500	121	29,972,695.15	8.15	39.79	6.313	654	74.66	351	350	1
6.501 - 7.000	267	64,021,318.80	17.41	40.41	6.816	626	77.71	354	353	1
7.001 - 7.500	257	56,264,752.14	15.30	38.88	7.310	619	79.95	358	357	1
7.501 - 8.000	418	82,693,489.14	22.49	39.75	7.812	587	78.32	355	354	1
8.001 - 8.500	245	44,563,105.23	12.12	40.00	8.305	578	79.31	355	354	1
8.501 - 9.000	250	38,599,776.26	10.50	40.01	8.787	563	78.41	352	351	1
9.001 - 9.500	108	14,064,579.46	3.83	37.94	9.288	560	79.80	345	344	1
9.501 - 10.000	114	13,220,517.38	3.60	39.22	9.788	546	75.58	354	353	1
10.001 - 10.500	49	4,565,038.21	1.24	39.13	10.317	542	74.68	340	339	1
10.501 - 11.000	42	3,681,505.40	1.00	43.00	10.822	539	72.53	323	321	1
11.001 - 11.500	25	2,054,716.46	0.56	33.94	11.208	544	70.44	315	313	2
11.501 - 12.000	23	1,779,006.15	0.48	38.93	11.796	545	72.51	300	298	2
12.001 - 12.500	9	694,957.61	0.19	44.21	12.286	550	71.10	313	309	4
12.501 - 13.000	3	280,090.79	0.08	48.82	12.717	540	75.26	296	289	7
13.001 - 13.500	1	55,192.33	0.02	23.50	13.500	532	65.00	360	355	5
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**



Combined Original Loan-to-Value Ratio

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
16.30 - 20.00	5	$447,254.92	0.12%	34.22%	7.673%	658	18.10%	360	359	1
20.01 - 25.00	3	261,280.50	0.07	38.28	7.558	702	23.86	360	359	1
25.01 - 30.00	3	222,790.21	0.06	35.36	8.135	586	28.08	360	359	1
30.01 - 35.00	9	1,181,389.41	0.32	43.44	8.336	531	33.78	360	359	1
35.01 - 40.00	9	1,686,172.33	0.46	32.60	8.009	546	38.65	360	359	1
40.01 - 45.00	13	1,271,243.97	0.35	56.82	7.578	671	42.65	338	338	1
45.01 - 50.00	25	3,578,248.62	0.97	36.69	7.487	598	47.79	353	352	1
50.01 - 55.00	32	5,881,791.63	1.60	40.58	7.267	576	52.52	343	342	1
55.01 - 60.00	67	11,174,825.36	3.04	38.24	7.411	594	58.05	346	345	1
60.01 - 65.00	148	24,877,163.66	6.77	39.28	8.126	572	63.81	351	350	1
65.01 - 70.00	178	34,210,959.87	9.31	38.86	7.612	590	68.91	349	349	1
70.01 - 75.00	251	46,271,266.24	12.59	39.42	7.920	575	73.97	354	353	1
75.01 - 80.00	689	125,184,859.17	34.05	39.51	7.825	593	79.49	354	353	1
80.01 - 85.00	127	27,891,739.22	7.59	41.72	7.696	612	84.62	349	348	1
85.01 - 90.00	236	53,445,038.50	14.54	40.64	7.728	630	89.66	357	356	1
90.01 - 95.00	139	25,626,604.96	6.97	39.63	7.671	643	94.66	357	356	1
95.01 - 100.00	32	4,448,229.49	1.21	38.06	8.055	692	99.58	352	351	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**

Cut-off Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
42,790.21 - 50,000.00	42	$2,089,722.21	0.57%	35.69%	9.407%	572	59.32%	298	297	1
50,000.01 - 75,000.00	367	22,766,508.70	6.19	35.97	8.910	589	74.56	335	334	1
75,000.01 - 100,000.00	226	19,663,175.23	5.35	37.37	8.535	589	76.26	344	343	1
100,000.01 - 125,000.00	215	24,215,426.35	6.59	40.61	8.272	588	78.42	349	348	1
125,000.01 - 150,000.00	198	27,381,853.03	7.45	37.78	7.970	589	77.65	350	349	1
150,000.01 - 175,000.00	137	22,230,115.16	6.05	41.00	7.781	590	78.24	352	351	1
175,000.01 - 200,000.00	120	22,523,758.33	6.13	38.02	7.756	596	78.45	359	358	1
200,000.01 - 225,000.00	101	21,482,181.30	5.84	40.01	7.765	580	75.65	356	356	1
225,000.01 - 250,000.00	76	18,001,374.59	4.90	41.93	7.716	589	80.53	356	355	1
250,000.01 - 275,000.00	48	12,532,133.34	3.41	41.97	7.566	595	79.04	356	356	1
275,000.01 - 300,000.00	49	14,065,209.77	3.83	42.37	7.474	598	77.68	356	355	1
300,000.01 - 325,000.00	34	10,671,162.19	2.90	38.51	7.367	613	79.59	360	359	1
325,000.01 - 350,000.00	64	21,616,629.66	5.88	40.17	7.638	607	81.37	357	356	1
350,000.01 - 375,000.00	65	23,563,409.33	6.41	39.19	7.783	602	80.27	355	355	1
375,000.01 - 400,000.00	64	24,949,850.28	6.79	40.84	7.487	600	77.94	354	354	1
400,000.01 - 425,000.00	35	14,451,341.18	3.93	37.73	7.484	631	81.32	355	354	1
425,000.01 - 450,000.00	29	12,731,500.68	3.46	40.54	7.559	602	79.02	354	353	1
450,000.01 - 475,000.00	20	9,246,206.07	2.51	39.91	7.507	625	80.65	360	359	1
475,000.01 - 500,000.00	37	18,229,296.60	4.96	40.02	7.359	628	76.24	360	359	1
500,000.01 - 525,000.00	8	4,176,609.14	1.14	43.15	7.190	635	80.72	360	360	0
525,000.01 - 550,000.00	7	3,770,105.59	1.03	45.03	6.830	654	79.62	360	359	1
550,000.01 - 575,000.00	3	1,677,044.54	0.46	47.10	6.716	657	76.75	360	359	1
600,000.01 - 625,000.00	1	606,940.05	0.17	36.54	6.400	604	75.00	360	359	1
625,000.01 - 650,000.00	5	3,202,841.98	0.87	46.12	6.869	659	67.09	360	359	1
650,000.01 - 675,000.00	1	651,194.33	0.18	35.62	6.800	612	75.00	360	359	1
675,000.01 - 700,000.00	2	1,391,575.94	0.38	38.56	7.749	608	80.00	360	359	1
700,000.01 - 725,000.00	4	2,885,230.64	0.78	33.60	6.708	620	71.95	360	360	0
725,000.01 - 750,000.00	2	1,480,015.06	0.40	36.36	8.055	548	59.46	360	359	1
775,000.01 - 800,000.00	1	780,000.00	0.21	0.00	6.990	520	78.00	360	360	0
825,000.01 - 850,000.00	1	845,000.00	0.23	0.00	5.900	595	65.00	360	360	0
900,000.01 - 925,000.00	1	924,278.41	0.25	47.48	7.250	654	68.62	360	359	1
925,000.01 - 950,000.00	2	1,887,168.38	0.51	33.10	6.952	594	74.62	360	360	0
950,000.01 - 972,000.00	1	972,000.00	0.26	43.90	7.750	544	77.76	360	360	0
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**



Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	83	$10,012,500.31	2.72%	37.70%	8.130%	606	73.70%	180	178	2
240	70	5,680,070.24	1.54	39.79	9.517	595	75.57	240	239	1
360	1,813	351,968,287.51	95.73	39.73	7.744	600	78.08	360	359	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**

Remaining Term to Maturity

Remaining Term to Maturit	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
173 - 175	2	$104,117.34	0.03%	47.10%	10.284%	540	77.34%	180	174	6
176 - 180	81	9,908,382.97	2.69	37.56	8.107	607	73.66	180	178	2
231 - 235	2	108,372.19	0.03	38.74	11.970	547	74.60	240	234	6
236 - 240	68	5,571,698.05	1.52	39.81	9.470	596	75.59	240	239	1
346 - 350	3	316,096.61	0.09	52.53	12.561	562	70.37	360	349	11
351 - 355	36	3,875,361.03	1.05	37.31	9.021	611	77.43	360	354	6
356 - 360	1,774	347,776,829.87	94.59	39.74	7.726	600	78.09	360	359	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**

Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 - 850	3	$321,983.02	0.09%	21.66%	6.322%	804	51.24%	230	230	0
751 - 800	38	9,374,478.24	2.55	36.15	6.840	769	81.51	356	355	1
701 - 750	84	16,396,339.43	4.46	41.53	7.181	721	84.60	355	354	1
651 - 700	231	54,576,955.51	14.84	38.21	7.067	673	80.31	353	352	1
601 - 650	429	86,779,831.05	23.60	39.19	7.450	625	80.64	353	352	1
551 - 600	442	80,055,045.80	21.77	40.11	7.910	577	76.50	353	352	1
501 - 550	579	101,722,074.42	27.67	40.59	8.380	525	74.36	353	353	1
451 - 500	20	2,459,974.83	0.67	44.79	8.991	500	78.33	346	345	1
Not Available	140	15,974,175.76	4.34	37.60	8.603	0	76.34	358	357	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	157	35,300,110.44	9.60	37.86%	7.237%	709	84.90%	354	353	1
AA	916	184,881,455.33	50.29	40.41	7.440	612	78.94	352	351	1
A	488	$88,761,098.57	24.14	39.79	7.989	567	77.46	353	353	1
B	283	43,124,855.34	11.73	37.85	8.583	542	71.85	356	355	1
C	62	8,788,712.17	2.39	40.51	8.976	552	72.51	359	358	1
CC	60	6,804,626.21	1.85	38.49	10.602	537	65.68	358	357	2
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**



Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	1,555	$288,529,706.92	78.48%	39.68%	7.767%	598	77.83%	354	353	1
PUD - Detached	169	36,259,412.25	9.86	40.04	7.816	599	78.57	352	351	1
2-4 Family - Detached	94	18,290,720.99	4.97	41.61	7.856	634	79.04	352	351	1
Low Rise Condo - Attached	81	15,276,684.37	4.16	38.44	7.729	602	76.24	355	354	1
SFR - Attached	15	2,300,380.36	0.63	37.91	8.359	574	80.37	337	336	1
PUD - Attached	14	2,296,400.47	0.62	33.98	7.811	578	78.66	347	347	1
2-4 Family - Attached	10	1,914,115.77	0.52	42.17	7.692	633	76.91	328	328	1
MF Housing - Detached	23	1,700,509.46	0.46	38.30	8.218	633	79.90	353	352	1
High Rise Condo- Attached	5	1,092,927.47	0.30	32.73	8.522	623	76.99	360	358	2
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,819	$344,032,338.68	93.57%	39.90%	7.780%	597	78.01%	353	352	1
Non-Owner Occupied	118	15,688,675.62	4.27	36.81	7.980	648	74.93	355	354	1
Second Home	29	7,939,843.76	2.16	34.68	7.496	652	80.24	357	356	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**



Documentation Level

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	1,327	$238,119,338.56	64.77%	40.57%	7.680%	593	78.51%	353	353	1
Stated Income Documentation	609	122,489,661.31	33.32	37.93	7.978	612	76.84	353	352	1
Lite Documentation	18	4,277,546.32	1.16	39.61	7.986	582	71.75	357	355	1
No Documentation	12	2,774,311.87	0.75	0.00	7.600	716	84.88	360	359	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,471	$275,608,180.07	74.96%	39.63%	7.760%	591	76.32%	352	351	1
Purchase	342	63,435,882.28	17.25	38.83	7.845	646	84.68	359	358	1
R/T Refi	153	28,616,795.71	7.78	41.75	7.862	592	78.41	353	352	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**



Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,181	$234,261,709.43	63.72%	39.47%	7.864%	587	79.06%	360	359	1
30 Year FIX	510	99,512,803.27	27.07	40.20	7.439	631	75.64	360	359	1
3/27 ARM	102	15,418,578.79	4.19	40.46	7.848	593	79.52	360	359	1
15 Year FIX	71	7,925,322.13	2.16	37.85	8.123	611	70.71	180	179	1
20 Year FIX	70	5,680,070.24	1.54	39.79	9.517	595	75.57	240	239	1
15/15 ARM	18	2,300,179.02	0.63	38.32	8.099	615	74.68	360	359	1
15/30 BALLOON	6	1,224,392.58	0.33	51.53	8.349	589	85.59	180	176	4
2/13 ARM	5	638,166.61	0.17	33.96	7.721	597	83.97	180	180	0
6M ARM	2	475,017.00	0.13	45.11	7.618	580	74.63	360	360	0
3/12 ARM	1	224,618.99	0.06	33.10	8.350	536	85.00	180	179	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Balloon	6	$1,224,392.58	0.33%	51.53%	8.349%	589	85.59%	180	176	4
Fully Amortizing	1960	366,436,465.48	99.67	39.68	7.780	600	77.90	354	353	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**



Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,901	$363,090,635.92	98.76%	39.67%	7.746%	601	77.96%	355	354	1
2	65	4,570,222.14	1.24	40.41	10.662	588	74.79	228	227	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	485	$76,178,724.36	20.72%	39.89%	8.136%	604	76.83%	346	345	1
12	38	9,822,310.97	2.67	40.84	7.529	617	73.04	358	358	1
24	946	191,823,136.96	52.17	39.43	7.783	589	79.50	359	358	1
30	2	789,439.81	0.21	45.84	7.744	587	72.59	360	359	1
36	495	89,047,245.96	24.22	39.81	7.506	619	76.05	347	346	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**



Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	695	$161,649,654.21	43.97%	39.94%	7.437%	603	77.56%	356	355	1
Texas	284	35,892,600.50	9.76	41.04	8.075	598	75.65	345	344	1
New York	98	25,339,900.54	6.89	40.90	7.972	602	75.04	351	351	1
Florida	128	17,892,113.75	4.87	38.35	8.324	612	82.42	352	351	1
Massachusetts	56	16,246,472.96	4.42	41.40	7.630	595	77.00	344	343	1
Illinois	97	15,122,956.19	4.11	39.38	8.238	592	81.24	358	357	1
New Jersey	54	14,068,792.59	3.83	40.26	8.082	605	79.26	350	349	1
Virginia	60	12,893,471.29	3.51	37.44	8.220	611	83.01	360	359	1
Colorado	31	7,065,995.58	1.92	39.06	7.663	567	79.41	358	357	1
Michigan	47	6,241,406.33	1.70	39.58	8.354	562	76.46	360	359	1
Ohio	58	5,232,984.33	1.42	38.90	8.278	597	80.68	358	357	1
Pennsylvania	44	4,828,074.88	1.31	36.54	7.963	596	76.62	350	349	1
Washington	17	4,020,948.77	1.09	39.12	6.938	628	77.30	354	353	1
Connecticut	16	4,001,566.36	1.09	38.75	7.805	577	78.92	345	344	0
Maryland	17	3,986,617.67	1.08	40.26	8.381	606	78.13	353	352	1
Indiana	30	3,194,665.84	0.87	31.41	8.203	596	82.97	349	348	1
Georgia	20	3,036,277.08	0.83	38.49	7.740	642	78.48	360	359	1
Louisiana	14	2,738,374.84	0.74	43.26	8.071	577	69.62	356	355	1
North Carolina	14	2,501,352.92	0.68	41.63	7.838	615	78.49	339	338	1
Arizona	14	2,083,221.62	0.57	35.14	7.984	575	79.86	360	359	1
Nevada	13	2,009,359.27	0.55	34.80	8.443	579	78.38	360	358	2
Rhode Island	12	1,926,571.03	0.52	43.73	7.504	556	68.22	360	359	1
Maine	14	1,869,497.70	0.51	43.45	7.858	577	75.67	343	342	1
Kentucky	15	1,483,469.41	0.40	37.82	8.516	590	72.04	350	348	2
Tennessee	20	1,423,467.06	0.39	34.58	8.480	621	81.43	336	335	1
Missouri	10	1,401,182.39	0.38	36.05	8.033	617	74.45	360	359	1
Oregon	6	1,210,128.83	0.33	39.70	7.024	593	83.24	360	359	1
New Hampshire	8	1,177,120.68	0.32	38.47	8.605	579	75.24	360	359	1
Alabama	16	1,088,144.64	0.30	32.31	8.677	612	84.89	351	351	1
Minnesota	8	942,118.61	0.26	44.87	9.638	633	82.14	360	358	2
Wisconsin	5	835,115.32	0.23	35.28	8.462	569	85.35	360	360	0
Idaho	4	779,399.72	0.21	28.61	7.817	567	65.13	360	358	2
Kansas	5	739,167.23	0.20	40.87	8.055	567	85.25	360	360	0
South Carolina	7	568,066.10	0.15	38.29	7.906	634	84.73	324	322	1
Mississippi	7	466,235.77	0.13	41.00	9.552	577	87.40	360	359	1
Nebraska	4	315,649.41	0.09	25.83	7.174	553	77.03	360	359	1
New Mexico	3	251,000.00	0.07	35.42	9.047	532	77.75	360	360	0
Arkansas	2	216,900.49	0.06	36.56	8.327	614	90.06	360	359	1
Iowa	3	188,105.59	0.05	33.12	9.476	514	73.40	360	356	4
Delaware	2	160,627.48	0.04	37.82	9.229	531	80.00	360	359	1
Vermont	2	138,214.92	0.04	26.31	8.432	545	77.75	360	360	0
Oklahoma	2	127,216.88	0.03	28.78	7.588	612	87.83	360	360	0
Alaska	1	118,800.00	0.03	22.80	7.200	772	90.00	360	360	0
West Virginia	1	69,000.00	0.02	0.00	7.950	733	100.00	240	240	0
Utah	1	67,500.00	0.02	0.00	7.990	578	90.00	360	360	0
Wyoming	1	51,351.28	0.01	31.96	9.800	535	75.00	360	359	1
Total:	**1,966**	**$367,660,858.06**	**100.00%**	**39.68%**	**7.782%**	**600**	**77.92%**	**353**	**352**	**1**



Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.350 - 1.500	1	$249,776.18	0.10%	36.51%	6.550%	628	67.57%	360	359	1
2.001 - 2.500	1	399,574.39	0.16	38.33	5.650	700	59.26	360	359	1
2.501 - 3.000	4	752,936.62	0.30	47.48	5.607	687	65.31	360	359	1
3.001 - 3.500	29	7,795,821.32	3.08	41.34	6.281	652	72.96	360	359	1
3.501 - 4.000	96	21,142,475.18	8.35	38.22	6.755	634	76.39	360	359	1
4.001 - 4.500	218	53,692,408.18	21.20	39.82	7.194	608	80.35	360	359	1
4.501 - 5.000	264	55,856,658.56	22.05	39.57	7.664	588	80.89	358	357	1
5.001 - 5.500	239	42,094,139.33	16.62	40.07	8.126	570	78.03	360	359	1
5.501 - 6.000	171	28,446,954.07	11.23	38.75	8.425	569	80.06	360	359	1
6.001 - 6.500	116	18,880,990.73	7.45	38.53	8.841	548	80.34	359	358	1
6.501 - 7.000	86	13,008,533.73	5.14	40.04	8.935	552	79.73	359	357	2
7.001 - 7.500	33	5,303,242.77	2.09	40.69	9.710	545	75.40	360	359	1
7.501 - 8.000	25	2,964,177.32	1.17	40.94	10.748	528	70.75	360	357	3
8.001 - 8.500	10	1,188,393.53	0.47	38.83	10.791	529	69.00	360	358	2
8.501 - 9.000	12	1,157,645.75	0.46	36.34	11.006	546	74.92	360	359	1
9.001 - 9.500	2	197,834.40	0.08	38.30	10.766	535	74.09	360	357	3
9.501 - 10.000	1	126,956.17	0.05	22.70	11.150	536	63.50	360	359	1
12.501 - 12.650	1	59,751.61	0.02	77.27	12.150	547	80.00	360	346	14
Total:	**1,309**	**$253,318,269.84**	**100.00%**	**39.52%**	**7.865%**	**588**	**79.06%**	**359**	**359**	**1**

Banc of America Securities LLC — RBS Greenwich Capital

Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	2	$475,017.00	0.19%	45.11%	7.618%	580	74.63%	360	360	0
3.000	1,302	250,627,365.50	98.94	39.49	7.874	588	79.03	359	359	1
4.000	4	1,798,042.25	0.71	40.74	6.782	615	82.17	360	357	3
5.000	1	417,845.09	0.16	45.35	7.250	627	90.00	360	358	2
Total:	**1,309**	**$253,318,269.84**	**100.00%**	**39.52%**	**7.865%**	**588**	**79.06%**	**359**	**359**	**1**

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	1,299	$250,015,266.63	98.70%	39.61%	7.862%	587	79.12%	359	359	1
1.500	10	3,303,003.21	1.30	33.81	8.078	610	74.47	360	358	2
Total:	**1,309**	**$253,318,269.84**	**100.00%**	**39.52%**	**7.865%**	**588**	**79.06%**	**359**	**359**	**1**



Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.450 - 11.500	4	$1,131,974.75	0.45%	45.66%	5.496%	693	73.17%	360	360	0
11.501 - 12.000	18	5,408,153.32	2.13	41.01	5.864	651	76.22	360	359	1
12.001 - 12.500	53	13,258,809.70	5.23	39.46	6.306	632	78.80	360	359	1
12.501 - 13.000	157	39,757,319.76	15.69	39.63	6.810	607	79.12	358	357	1
13.001 - 13.500	178	38,305,876.81	15.12	38.91	7.304	608	81.29	360	359	1
13.501 - 14.000	294	59,815,356.00	23.61	39.59	7.823	582	78.72	360	359	1
14.001 - 14.500	179	33,531,005.91	13.24	40.36	8.279	572	80.55	359	358	1
14.501 - 15.000	200	32,244,706.48	12.73	39.49	8.744	564	79.39	359	358	1
15.001 - 15.500	72	11,407,206.26	4.50	37.01	9.109	558	79.17	358	357	1
15.501 - 16.000	79	10,491,011.08	4.14	39.03	9.752	545	74.79	360	359	1
16.001 - 16.500	26	2,971,018.40	1.17	40.29	10.349	536	74.39	360	359	1
16.501 - 17.000	24	2,497,228.47	0.99	42.99	10.644	533	71.33	360	359	1
17.001 - 17.500	10	1,065,838.18	0.42	31.99	11.202	539	68.81	360	357	3
17.501 - 18.000	9	849,659.56	0.34	39.14	11.728	522	69.39	360	358	2
18.001 - 18.500	3	284,924.97	0.11	38.98	12.334	568	65.00	360	356	4
18.501 - 19.000	1	160,539.95	0.06	49.26	12.750	537	70.00	360	350	10
19.001 - 19.150	2	137,640.24	0.05	50.72	12.122	527	71.51	360	351	9
Total:	**1,309**	**$253,318,269.84**	**100.00%**	**39.52%**	**7.865%**	**588**	**79.06%**	**359**	**359**	**1**



Range of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.500 - 4.500	2	$917,286.90	0.36%	40.28%	6.095%	637	79.66%	360	357	3
4.501 - 5.000	1	417,845.09	0.16	45.35	7.250	627	90.00	360	358	2
5.001 - 5.500	4	1,131,974.75	0.45	45.66	5.496	693	73.17	360	360	0
5.501 - 6.000	21	6,480,457.38	2.56	40.01	6.071	647	77.35	360	359	1
6.001 - 6.500	54	13,035,976.99	5.15	39.60	6.342	630	78.66	360	359	1
6.501 - 7.000	157	39,816,168.87	15.72	39.74	6.855	606	79.42	358	357	1
7.001 - 7.500	177	38,180,897.66	15.07	38.44	7.309	609	81.14	360	359	1
7.501 - 8.000	301	60,754,941.90	23.98	39.51	7.823	582	78.67	360	359	1
8.001 - 8.500	180	34,000,956.17	13.42	39.94	8.308	570	80.02	359	358	1
8.501 - 9.000	192	31,081,844.92	12.27	40.03	8.782	564	79.26	359	359	1
9.001 - 9.500	67	9,447,612.23	3.73	38.03	9.268	553	79.82	358	357	1
9.501 - 10.000	79	10,445,119.22	4.12	39.26	9.781	544	75.39	360	359	1
10.001 - 10.500	26	2,971,018.40	1.17	40.29	10.349	536	74.39	360	359	1
10.501 - 11.000	23	2,137,566.46	0.84	41.85	10.796	532	69.87	360	359	1
11.001 - 11.500	10	1,065,838.18	0.42	31.99	11.202	539	68.81	360	357	3
11.501 - 12.000	9	849,659.56	0.34	39.14	11.728	522	69.39	360	358	2
12.001 - 12.500	5	422,565.21	0.17	42.81	12.265	554	67.12	360	355	5
12.501 - 12.750	1	160,539.95	0.06	49.26	12.750	537	70.00	360	350	10
Total:	**1,309**	**$253,318,269.84**	**100.00%**	**39.52%**	**7.865%**	**588**	**79.06%**	**359**	**359**	**1**

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
October 1, 2003	2	$475,017.00	0.19%	45.11%	7.618%	580	74.63%	360	360	0
February 1, 2004	1	59,751.61	0.02	77.27	12.150	547	80.00	360	346	14
June 1, 2004	2	256,345.00	0.10	46.77	12.657	565	68.13	360	350	10
July 1, 2004	1	187,594.08	0.07	49.22	11.050	556	80.00	360	351	9
September 1, 2004	2	201,176.89	0.08	46.94	10.670	556	79.48	360	353	7
October 1, 2004	11	826,663.95	0.33	37.16	10.374	528	75.41	360	354	6
November 1, 2004	14	1,434,664.76	0.57	32.91	8.963	591	77.76	360	355	5
December 1, 2004	13	4,580,726.82	1.81	37.46	7.837	602	82.59	360	356	4
January 1, 2005	12	3,934,325.26	1.55	33.74	7.926	583	77.01	360	357	3
February 1, 2005	52	13,188,485.30	5.21	39.87	7.993	569	80.87	360	358	2
March 1, 2005	661	127,554,439.37	50.35	39.45	7.878	585	78.88	360	359	1
April 1, 2005	417	82,675,703.00	32.64	39.77	7.743	594	79.09	359	359	0
August 1, 2005	1	109,453.52	0.04	33.18	8.500	0	95.65	360	352	8
November 1, 2005	2	354,624.00	0.14	42.48	7.937	558	65.05	360	355	5
January 1, 2006	4	1,390,584.56	0.55	39.96	7.126	615	82.33	360	357	3
February 1, 2006	3	931,049.86	0.37	43.20	7.651	567	90.00	360	358	2
March 1, 2006	62	9,547,302.44	3.77	40.54	7.964	593	77.88	356	355	1
April 1, 2006	31	3,310,183.40	1.31	37.66	7.877	587	81.51	360	360	0
September 1, 2017	1	121,133.32	0.05	54.43	9.990	0	80.00	360	353	7
March 1, 2018	8	798,395.70	0.32	38.68	8.925	551	78.62	360	359	1
April 1, 2018	9	1,380,650.00	0.55	36.40	7.455	647	71.93	360	360	0
Total:	**1,309**	**$253,318,269.84**	**100.00%**	**39.52%**	**7.865%**	**588**	**79.06%**	**359**	**359**	**1**



BOND SUMMARY (to Maturity)

Class A-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.03	5.46	3.97	**3.08**	2.50	2.10	1.76
First Principal Payment Date	5/25/2003	5/25/2003	5/25/2003	**5/25/2003**	5/25/2003	5/25/2003	5/25/2003
Last Principal Payment Date	3/25/2033	2/25/2029	7/25/2023	**10/25/2018**	7/25/2015	6/25/2013	9/25/2011
Payment Windows (mos.)	359	310	243	**186**	147	122	101

Class A-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.93	5.47	3.98	**3.09**	2.51	2.11	1.76
First Principal Payment Date	5/25/2003	5/25/2003	5/25/2003	**5/25/2003**	5/25/2003	5/25/2003	5/25/2003
Last Principal Payment Date	3/25/2033	2/25/2029	8/25/2023	**10/25/2018**	8/25/2015	7/25/2013	10/25/2011
Payment Windows (mos.)	359	310	244	**186**	148	123	102

Class M-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.37	9.60	6.84	**5.26**	4.47	4.17	4.28
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**6/25/2006**	7/25/2006	9/25/2006	12/25/2006
Last Principal Payment Date	1/25/2033	7/25/2024	12/25/2018	**2/25/2015**	8/25/2012	12/25/2010	9/25/2009
Payment Windows (mos.)	96	201	149	**105**	74	52	34

Class M-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.36	9.48	6.74	**5.17**	4.34	3.95	3.79
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	6/25/2006	7/25/2006	8/25/2006
Last Principal Payment Date	12/25/2032	8/25/2022	4/25/2017	**10/25/2013**	7/25/2011	2/25/2010	12/25/2008
Payment Windows (mos.)	95	178	129	**90**	62	44	29

Class M-3 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.35	9.33	6.63	**5.07**	4.25	3.84	3.61
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	6/25/2006	6/25/2006	7/25/2006
Last Principal Payment Date	9/25/2032	3/25/2020	6/25/2015	**5/25/2012**	6/25/2010	3/25/2009	3/25/2008
Payment Windows (mos.)	92	149	107	**73**	49	34	21

Class M-4 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.32	9.18	6.51	**4.99**	4.17	3.74	3.51
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	5/25/2006	6/25/2006	7/25/2006
Last Principal Payment Date	8/25/2032	4/25/2019	9/25/2014	**10/25/2011**	1/25/2010	11/25/2008	12/25/2007
Payment Windows (mos.)	91	138	98	**66**	45	30	18



Class M-5 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.26	8.90	6.30	**4.83**	4.04	3.63	3.38
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	5/25/2006	5/25/2006	6/25/2006
Last Principal Payment Date	4/25/2032	8/25/2017	6/25/2013	**11/25/2010**	4/25/2009	4/25/2008	6/25/2007
Payment Windows (mos.)	87	118	83	**55**	36	24	13

Class M-6 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.06	8.31	5.87	**4.52**	3.79	3.41	3.20
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	5/25/2006	5/25/2006	5/25/2006
Last Principal Payment Date	11/25/2031	9/25/2015	1/25/2012	**11/25/2009**	7/25/2008	8/25/2007	12/25/2006
Payment Windows (mos.)	82	95	66	**43**	27	16	8



BOND SUMMARY (to Call)

Class A-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.97	5.10	3.69	**2.87**	2.34	1.97	1.66
First Principal Payment Date	5/25/2003	5/25/2003	5/25/2003	**5/25/2003**	5/25/2003	5/25/2003	5/25/2003
Last Principal Payment Date	1/25/2032	5/25/2016	7/25/2012	**3/25/2010**	10/25/2008	11/25/2007	2/25/2007
Payment Windows (mos.)	345	157	111	**83**	66	55	46

Class A-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	18.88	5.10	3.69	**2.87**	2.34	1.97	1.66
First Principal Payment Date	5/25/2003	5/25/2003	5/25/2003	**5/25/2003**	5/25/2003	5/25/2003	5/25/2003
Last Principal Payment Date	1/25/2032	5/25/2016	7/25/2012	**3/25/2010**	10/25/2008	11/25/2007	2/25/2007
Payment Windows (mos.)	345	157	111	**83**	66	55	46

Class M-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.25	8.84	6.26	**4.82**	4.14	3.90	3.84
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**6/25/2006**	7/25/2006	9/25/2006	12/25/2006
Last Principal Payment Date	1/25/2032	5/25/2016	7/25/2012	**3/25/2010**	10/25/2008	11/25/2007	2/25/2007
Payment Windows (mos.)	84	103	72	**46**	28	15	3

Class M-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.25	8.84	6.26	**4.81**	4.07	3.72	3.61
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	6/25/2006	7/25/2006	8/25/2006
Last Principal Payment Date	1/25/2032	5/25/2016	7/25/2012	**3/25/2010**	10/25/2008	11/25/2007	2/25/2007
Payment Windows (mos.)	84	103	72	**47**	29	17	7

Class M-3 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.25	8.84	6.26	**4.80**	4.04	3.67	3.47
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	6/25/2006	6/25/2006	7/25/2006
Last Principal Payment Date	1/25/2032	5/25/2016	7/25/2012	**3/25/2010**	10/25/2008	11/25/2007	2/25/2007
Payment Windows (mos.)	84	103	72	**47**	29	18	8

Class M-4 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.25	8.84	6.26	**4.80**	4.03	3.63	3.42
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	5/25/2006	6/25/2006	7/25/2006
Last Principal Payment Date	1/25/2032	5/25/2016	7/25/2012	**3/25/2010**	10/25/2008	11/25/2007	2/25/2007
Payment Windows (mos.)	84	103	72	**47**	30	18	8



Class M-5 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.25	8.82	6.25	**4.79**	4.00	3.61	3.36
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	5/25/2006	5/25/2006	6/25/2006
Last Principal Payment Date	1/25/2032	5/25/2016	7/25/2012	**3/25/2010**	10/25/2008	11/25/2007	2/25/2007
Payment Windows (mos.)	84	103	72	**47**	30	19	9

Class M-6 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	**115% | 100%**	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.06	8.31	5.87	**4.52**	3.79	3.41	3.20
First Principal Payment Date	2/25/2025	11/25/2007	8/25/2006	**5/25/2006**	5/25/2006	5/25/2006	5/25/2006
Last Principal Payment Date	11/25/2031	9/25/2015	1/25/2012	**11/25/2009**	7/25/2008	8/25/2007	12/25/2006
Payment Windows (mos.)	82	95	66	**43**	27	16	8



Net WAC Rate related to the Offered Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	5/25/03	5.33	5.33	9.49	43	11/25/06	6.16	9.55	9.55
2	6/25/03	6.53	6.53	9.50	44	12/25/06	6.36	10.01	10.01
3	7/25/03	6.75	6.75	9.51	45	1/25/07	6.15	9.67	9.67
4	8/25/03	6.53	6.53	9.50	46	2/25/07	6.15	9.65	9.65
5	9/25/03	6.53	6.53	9.50	47	3/25/07	6.81	10.67	10.67
6	10/25/03	6.75	6.75	9.51	48	4/25/07	6.15	9.65	9.65
7	11/25/03	6.53	6.53	9.50	49	5/25/07	6.21	9.81	9.81
8	12/25/03	6.75	6.75	9.50	50	6/25/07	6.00	9.49	9.49
9	1/25/04	6.53	6.53	9.50	51	7/25/07	6.20	9.78	9.78
10	2/25/04	6.53	6.53	9.50	52	8/25/07	6.00	9.45	9.45
11	3/25/04	6.88	6.88	9.50	53	9/25/07	6.00	9.43	9.43
12	4/25/04	6.43	6.43	9.50	54	10/25/07	6.20	9.76	9.76
13	5/25/04	6.65	6.65	9.50	55	11/25/07	6.00	9.42	9.42
14	6/25/04	6.43	6.44	9.50	56	12/25/07	6.20	9.73	9.73
15	7/25/04	6.65	6.65	9.50	57	1/25/08	6.00	9.40	9.40
16	8/25/04	6.43	6.44	9.49	58	2/25/08	6.00	9.38	9.38
17	9/25/04	6.43	6.44	9.49	59	3/25/08	6.41	10.00	10.00
18	10/25/04	6.65	6.65	9.49	60	4/25/08	5.99	9.34	9.34
19	11/25/04	6.43	6.44	9.49	61	5/25/08	6.19	9.63	9.63
20	12/25/04	6.65	6.65	9.49	62	6/25/08	5.99	9.30	9.30
21	1/25/05	6.43	6.43	9.49	63	7/25/08	6.19	9.59	9.59
22	2/25/05	6.43	6.44	9.49	64	8/25/08	5.99	9.26	9.26
23	3/25/05	7.12	7.14	9.50	65	9/25/08	5.99	9.24	9.24
24	4/25/05	6.42	7.77	9.51	66	10/25/08	6.19	9.53	9.53
25	5/25/05	6.64	8.02	9.51	67	11/25/08	5.99	9.20	9.20
26	6/25/05	6.42	8.23	9.51	68	12/25/08	6.18	9.49	9.49
27	7/25/05	6.63	8.49	9.52	69	1/25/09	5.98	9.16	9.16
28	8/25/05	6.42	8.21	9.51	70	2/25/09	5.98	9.15	9.15
29	9/25/05	6.42	8.20	9.51	71	3/25/09	6.62	10.10	10.10
30	10/25/05	6.63	8.92	9.53	72	4/25/09	5.98	9.11	9.11
31	11/25/05	6.17	8.38	9.51	73	5/25/09	6.18	9.39	9.39
32	12/25/05	6.38	8.80	9.52	74	6/25/09	5.98	9.07	9.07
33	1/25/06	6.17	8.51	9.51	75	7/25/09	6.18	9.35	9.35
34	2/25/06	6.17	8.50	9.51	76	8/25/09	5.98	9.03	9.03
35	3/25/06	6.83	9.40	9.54	77	9/25/09	5.97	9.01	9.01
36	4/25/06	6.16	9.02	9.53	78	10/25/09	6.17	9.29	9.29
37	5/25/06	6.37	9.30	9.30	79	11/25/09	5.97	8.97	8.97
38	6/25/06	6.16	9.18	9.18	80	12/25/09	6.17	9.25	9.25
39	7/25/06	6.37	9.47	9.47	81	1/25/10	5.97	8.93	8.93
40	8/25/06	6.16	9.15	9.15	82	2/25/10	5.97	8.91	8.91
41	9/25/06	6.16	9.14	9.14	83	3/25/10	6.61	9.84	9.84
42	10/25/06	6.36	9.89	9.89					

(1) Assumes the 6-month LIBOR remains constant at 1.24% and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.
(3) Assumes 1-month LIBOR equal 20.00% and payments are received from the applicable Yield Maintenance Agreement(s)..

FICO Score Note: Cells in red font are calculations

Collateral Cuts for OOMLT03-3

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
FICO NA	15,974,176	1.63%	> 75.0	9,945,503	1.02%	76.34	37.60	0	85.30	94.34	65.27	53.66
0 – 500.00	2,687,325	0.27%	> 75.0	1,717,980	0.18%	77.53	44.61	500	92.00	100.00	70.88	86.25
500.01 – 550.00	258,979,217	26.45%	> 80.0	40,906,024	4.18%	74.95	39.91	527	90.12	98.41	70.98	81.26
550.01 – 600.00	239,670,782	24.48%	> 80.0	70,215,119	7.17%	76.15	39.67	576	85.95	95.94	70.37	74.55
600.01 – 650.00	255,328,328	26.08%	> 80.0	118,064,012	12.06%	80.06	39.16	625	82.35	94.35	64.90	71.10
650.01 – 700.00	137,683,015	14.06%	> 85.0	50,638,244	5.17%	80.21	38.57	673	75.98	88.36	54.27	62.57
700.01 – 750.00	51,027,849	5.21%	> 85.0	26,863,695	2.74%	83.35	39.19	720	66.20	77.83	45.50	45.64
750.01 – 800.00	16,879,666	1.72%	> 90.0	2,399,678	0.25%	81.26	35.46	767	75.70	81.72	56.14	49.29
800 +	810,341	0.08%	> 90.0	488,358	0.05%	78.91	30.84	804	70.11	100.00	81.12	79.72
TOTAL	979,040,699	100.00%		321,238,612	32.81%							

FICO: Average 601 **Min:** 500 **Max:** 808

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%	FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
<= 20	281,127,190	28.71%	< 600	136,852,123	13.98%	78.81	15.73	608	84.08	92.21	62.42	70.51
20.001 – 25.00	31,542,112	3.22%	< 600	14,970,317	1.53%	74.72	22.92	607	83.76	90.87	61.13	73.80
25.001 – 30.00	65,809,481	6.72%	< 625	44,305,601	4.53%	75.14	27.69	598	85.08	91.88	65.55	77.26
30.001 – 35.00	99,118,004	10.12%	< 625	63,364,734	6.47%	77.14	32.52	603	84.56	93.24	59.48	71.18
35.001 – 40.00	119,773,295	12.23%	< 650	93,989,843	9.60%	78.06	37.65	603	86.61	96.53	58.50	69.48
40.001 – 45.00	160,667,650	16.41%	< 650	129,061,693	13.18%	78.95	42.60	599	81.33	94.92	64.86	71.02
45.001 – 50.00	159,989,995	16.34%	< 675	142,560,713	14.56%	78.85	47.56	592	82.34	95.08	72.25	71.48
50.001 – 55.00	49,291,923	5.03%	< 700	47,989,021	4.90%	74.94	51.83	581	80.39	97.31	85.74	73.73
55+	11,721,050	1.20%	< 700	10,761,043	1.10%	69.53	63.51	585	77.78	89.39	82.15	76.97
TOTAL	979,040,699	100.00%		683,855,089	69.85%							

DTI: Average 39.35% **Min:** 1.31% **Max:** 166.30%

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
<= 60.00	84,161,858	8.60%	> 50	9,071,152	0.93%	50.26	38.17	593	82.92	93.21	59.35	88.24
60.01 – 70.00	149,351,708	15.25%	> 50	14,966,265	1.53%	66.59	39.31	585	82.22	93.45	61.70	87.77
70.01 – 80.00	410,353,794	41.91%	> 50	20,145,402	2.06%	78.02	39.29	587	84.24	93.47	58.82	72.33
80.01 – 85.00	81,887,679	8.36%	> 50	4,725,966	0.48%	84.53	39.92	611	82.97	94.19	69.52	74.94
85.01 – 90.00	170,724,242	17.44%	> 50	10,127,849	1.03%	89.68	39.73	620	82.54	93.15	73.09	59.52
90.01 – 95.00	77,169,755	7.88%	> 50	1,976,338	0.20%	94.61	39.91	646	85.20	98.89	88.41	43.16
95.01 – 100.00	5,391,662	0.55%	> 50	-	0.00%	99.65	37.79	702	85.93	100.00	96.47	28.13
100+	-	0.00%	> 50	-	0.00%	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL	979,040,699	100.00%		61,012,972	6.23%							

LTV: Average 77.89% **Min:** 11.37% **Max:** 100.00%

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50K	3,837,777	0.39%	592	56.52	33.54	89.59	85.68	84.56	62.46
$51 – $200K	513,785,227	52.48%	596	77.53	38.41	85.42	93.88	69.79	70.40
$200.1 – $300K	255,224,323	26.07%	598	78.07	40.54	81.49	94.55	74.72	62.15
$300.1 – $400K	124,075,366	12.67%	609	79.84	39.94	76.34	94.03	68.36	54.05
$400.1 – $500K	56,868,002	5.81%	623	79.20	40.15	88.41	90.64	75.99	48.08
$500.1 – $600K	9,623,759	0.98%	646	79.60	44.63	77.97	100.00	78.26	67.22
$600.1 – $700K	5,852,552	0.60%	636	71.86	41.07	100.00	100.00	77.05	88.99
$700.1 – $800K	5,145,246	0.53%	584	69.27	35.46	100.00	100.00	72.01	100.00
$800.1 – $900K	845,000	0.09%	595	65.00	0.00	100.00	100.00	100.00	100.00
$900.1 – $1000K	3,783,447	0.39%	596	73.96	41.50	75.23	74.89	74.89	100.00
>$1000K	-	0.00%	0	0	0	0	0	0	0
TOTAL	979,040,699	100.00%							

Principal Balance: Average 161,824.91 **Min:** 42,790.21 **Max:** 972,000.00

Documentation Type

Doc Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	638,589,674	65.23%	594	79.00	40.12	85.26	95.17	72.83
Stated Doc	324,739,887	33.17%	613	75.80	37.79	80.17	91.58	68.93
Limited Doc	9,878,702	1.01%	582	72.36	39.26	75.51	86.53	85.30
NINA	5,832,435	0.60%	713	83.25	0.00	90.16	98.77	44.47
Other	-	0.00%	0	0.00	0.00	0.00	0.00	0.00
TOTAL	979,040,699	100.00%						

Property Type

Property Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	727,445,871	74.30%	595	77.63	39.14	100.00	73.93	66.16
PUD	90,044,177	9.20%	600	80.66	39.87	100.00	59.77	70.15
Townhouse	-	0.00%	0	0	0.00	0.00	0.00	0.00
2 – 4 Family	108,809,208	11.11%	630	76.80	40.72	0.00	68.60	55.22
Condo	45,001,064	4.60%	611	78.48	38.46	0.00	64.79	62.54
Manufactured	7,740,379	0.79%	617	82.12	38.56	0.00	58.46	76.62
Other	-	0.00%	0	0	0.00	0.00	0.00	0.00
TOTAL	979,040,699	100.00%						

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	227,172,154	23.20%	641	89.74	39.53	93.90	51.32	78.43	Y
Loans >80 LTV w/o MI	108,001,185	11.03%	591	89.67	40.33	96.79	75.20	71.27	N
Other (le 80 LTV)	643,867,360	65.77%	588	71.74	39.15	93.43	77.99	59.56	MIXED
TOTAL	979,040,699	100.00%							

MI is down to 60 only for those lo

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA. FICO	WA. LTV	WA DTI	% SFD/ PUD	% Owner Occ
Debt Consolidation	-	0.00%	0	0	0	0	0
Refinance – Cashout	699,951,337	71.49%	593	75.91	39.29	84.52	94.74
Purchase	184,263,202	18.82%	633	84.84	38.88	76.92	89.57
Refinance – Rate Term	94,826,160	9.69%	596	79.01	40.59	88.71	96.25
Other	-	0.00%	0	0	0	0	0
TOTAL	979,040,699	100.00%					

Fixed Vs. Floating Collateral

Fixee vs Floating	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Floating	680,229,118	69.48%	588	79.21	39.31	84.51	94.74	68.89	6ML	5.182
Fixed	298,811,581	30.52%	630	74.89	39.43	81.20	92.03	77.42	FIX	0.000
TOTAL	979,040,699	100.00%								

Fixed Vs. Floating Collateral

Fixee vs Floating	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
2/28	613,534,990	90.20%	588	79.10	39.23	84.08	94.62	68.15	6ML	5.155
3/27	55,700,098	8.19%	583	80.51	40.22	89.21	96.98	74.72	6ML	5.407
Other (other floating)	10,994,030	1.62%	603	78.72	38.64	84.70	90.24	80.61	6ML	5.555
TOTAL ARM	680,229,118	100.00%								

Lien Status

Lien Status	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	974,470,476	99.53%	601	77.91	39.34	83.48	93.89	71.40
Second Lien	4,570,222	0.47%	588	74.79	40.41	87.85	98.69	90.48
Third Lien	-	0.00%	0	0	0	0	0	0
TOTAL	979,040,699	100.00%						

Occupancy Status

Occupancy Type	Total Balance Amount	%	WA. FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Primary Residence	919,450,158	93.91%	597	77.97	39.52	85.09	100.00	72.12
Second Home	14,218,863	1.45%	639	79.35	37.16	77.42	0.00	48.93
Investment	-	0.00%	0	0.00	0.00	0.00	0.00	0.00
Non-owner	45,371,677	4.63%	655	75.88	36.41	53.24	0.00	65.81
Other	-	0.00%	0	0	0	0	0	0
TOTAL	979,040,699	100.00%						

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/	% Owner	% Cashout
0 Months	205,692,145	21.01%	1311	603	77.88	39.71	81.18	94.35	73.85
6 Months	-	0.00%	0	0	0.00	0.00	0.00	0.00	0.00
12 Months	57,241,168	5.85%	301	615	72.16	39.41	66.70	93.45	79.40

24 Months	476,577,321	48.68%	2877	589	79.40	39.12	85.47	94.03	67.05
36 Months	235,650,229	24.07%	1543	619	76.19	39.40	85.47	93.31	76.51
60 Months	-	0.00%	0	0	0.00	0.00	0.00	0.00	0.00
Other - specify (30mo)	3,879,836	0.40%	18	605	82.53	43.91	92.27	100.00	71.22
TOTAL	979,040,699	100.00%							

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Section 32 Loans	-	0%	0	0	0	0	0	0
Total	-	0%						

GA % and Top 5 States

State	%
Georgia	0.39%
California	21.93%
New York	12.30%
Massachusetts	9.67%
Florida	6.22%
Texas	5.26%

Top 5 Originators

Originator	%
Option One	100%

Servicer

Servicer	%
Option One	100%

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 35% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

All Information is Preliminary and Subject to Change

Banc of America Securities 

Transaction

Issuer Option One Mortgage Acceptance Corporation
Series 2003-3

Collateral $1.3 Billion of Home Equity Mortgage Loans
Originator Option One Mortgage Corporation

Servicer Option One Mortgage Corporation
Rating SQ1/Strong/RPS1 (Moody's/S&P/Fitch)

Rating Agencies Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

M-5 Loss Coverage

Fwd LIBOR

CDR	Cum Loss	M-5 Yield	CDR	Cum Loss	M-5 Yield
10.1%	11.0%	0.357%	10.2%	11.1%	-0.715%

Fwd LIBOR + 200

CDR	Cum Loss	M-5 Yield	CDR	Cum Loss	M-5 Yield
7.0%	8.1%	1.179%	7.1%	8.2%	-1.111%

40% loss severity
0 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans

All Information is Preliminary and Subject to Change

Banc of America Securities 

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-3
Collateral	$1.3 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

M-6 Loss Coverage

Price = 87.687780

Fwd LIBOR

CDR	Cum Loss	M-6 Yield	CDR	Cum Loss	M-6 Yield
8.4%	9.5%	0.702%	8.5%	9.6%	-0.288%

Fwd LIBOR + 200

CDR	Cum Loss	M-6 Yield	CDR	Cum Loss	M-6 Yield
6.1%	7.2%	0.188%	6.2%	7.3%	-2.755%

40% loss severity
0 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-3
Collateral	$1.3 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

Loss Coverage

	75% Pricing Speed		Pricing Speed		125% Pricing Speed	
Class	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss
M4	5.8%	8.0%	6.9%	6.9%	8.2%	6.2%
M5	4.9%	7.0%	5.6%	5.8%	6.4%	5.0%
M6	4.0%	5.8%	4.4%	4.7%	4.9%	3.9%

CDR is 0% for six periods and Ramps to CDR Break Rate by loan period 24
Run with Forward LIBOR
50% Loss Severity
6 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Pricing Speed at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation	**Servicer**	Option One Mortgage Corporation
Series	2003-3	**Rating**	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Collateral	$1.3 Billion of Home Equity Mortgage Loans	**Rating Agencies**	Moody's, S&P and Fitch
Originator	Option One Mortgage Corporation		

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

M-1 Loss Coverage

		Fwd LIBOR + 200			
PPY	**WAL**	**CDR Break**	**Cum Loss**	**Prin WD**	**Coll Duration**
15 CPR	18.1	3.3%	16.0%	0.9%	4.0
20 CPR	14.2	3.8%	14.1%	1.4%	3.3
Pricing	10.3	4.1%	12.5%	1.5%	2.8
35 CPR	7.9	5.5%	11.4%	1.2%	2.0
45 CPR	5.8	6.8%	10.5%	0.1%	1.6

100% loss severity
12 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

PPY	Run To	WAL	Duration	Factor @ 10 yrs
Pricing	Call	4.8	4.5	0.0%
Pricing	Maturity	5.3	4.9	6.8%
75% of Pricing	Maturity	6.8	6.2	16.2%

Run at Static LIBOR
No Losses

Option One Mortgage Acceptance Corporation 2003-3

Banc of America Securities 

M-4 Loss Coverage

ACA ARM Prepayment Stress and ACA FRM Prepayment Stress

25% Severity

LIBOR Scenario	CDR Break	Cum Loss	Prin Writedown	WAL
Flat LIBOR	16.5%	8.5%	0.1%	8.7
Fwd LIBOR	12.7%	6.8%	0.1%	9.3
Fwd LIBOR+200	9.2%	5.2%	0.5%	10.0

ACA ARM Prepayment Stress and ACA FRM Prepayment Stress

Fwd LIBOR

Severity	CDR Break	Cum Loss	Prin Writedown	WAL
35%	8.7%	6.9%	0.0%	10.0
55%	5.4%	7.1%	6.3%	10.7

CPR	Fwd LIBOR	Severity	CDR Break	Cum Loss	Prin Writedown	WAL
15	+0	25%	10.8%	9.9%	3.2%	18.1
40	+ 100	35%	8.7%	5.3%	0.5%	8.9
50	+ 100	55%	6.1%	4.6%	4.9%	7.1

M-5 Loss Coverage

ACA ARM Prepayment Stress and ACA FRM Prepayment Stress

25% Severity

LIBOR Scenario	CDR Break	Cum Loss	Prin Writedown	WAL
Flat LIBOR	14.1%	7.5%	0.6%	9.4
Fwd LIBOR	10.2%	5.7%	1.6%	10.2
Fwd LIBOR+200	7.3%	4.2%	2.0%	10.8

ACA ARM Prepayment Stress and ACA FRM Prepayment Stress

Fwd LIBOR

Severity	CDR Break	Cum Loss	Prin Writedown	WAL
35%	7.0%	5.7%	1.4%	10.8
55%	4.3%	5.8%	1.5%	11.3

CPR	Fwd LIBOR	Severity	CDR Break	Cum Loss	Prin Writedown	WAL
15	+0	25%	9.1%	8.9%	2.1%	19.9
40	+ 100	35%	7.0%	4.4%	4.8%	9.6
50	+ 100	55%	4.7%	3.6%	4.5%	7.6

12 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at specified FRM and ARM Prepayment Curves
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Banc of America Securities 

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-3
Collateral	$1.3 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

Loss Coverage

	Fwd LIBOR				Fwd LIBOR + 200bps			
	35% Severity		45% Severity		35% Severity		45% Severity	
Class	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss
M1	21.2%	16.6%	15.7%	17.4%	16.0%	13.7%	11.9%	14.1%
M2	15.6%	13.4%	11.8%	14.0%	11.1%	10.4%	8.4%	10.7%
M3	14.3%	12.6%	10.8%	13.1%	9.9%	9.5%	7.5%	9.7%
M4	12.4%	11.3%	9.3%	11.6%	8.4%	8.3%	6.5%	8.6%
M5	10.4%	9.9%	7.8%	10.0%	7.3%	7.4%	5.6%	7.5%
M6	8.1%	8.0%	6.2%	8.2%	6.1%	6.3%	4.7%	6.4%

0 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change

Excess Spread

Period	Paydate	Static XS Spread	Forward XS Spread	Forward + 100 XS Spread	Forward + 200 XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	5/25/03	285	285	160	35	1.30	1.24
2	6/25/03	493	495	393	291	1.28	1.24
3	7/25/03	498	503	404	306	1.25	1.24
4	8/25/03	492	502	400	298	1.20	1.26
5	9/25/03	492	505	403	301	1.18	1.30
6	10/25/03	498	507	408	310	1.21	1.36
7	11/25/03	492	494	392	290	1.28	1.43
8	12/25/03	498	496	397	298	1.32	1.52
9	1/25/04	492	487	385	283	1.34	1.61
10	2/25/04	491	473	371	269	1.48	1.73
11	3/25/04	493	473	378	283	1.50	1.82
12	4/25/04	481	448	346	244	1.62	1.92
13	5/25/04	486	434	335	237	1.83	2.03
14	6/25/04	480	419	317	215	1.90	2.10
15	7/25/04	485	419	320	221	1.98	2.17
16	8/25/04	479	402	301	199	2.05	2.25
17	9/25/04	478	394	293	191	2.13	2.32
18	10/25/04	484	395	297	198	2.20	2.39
19	11/25/04	477	378	276	175	2.27	2.47
20	12/25/04	483	380	281	183	2.35	2.58
21	1/25/05	476	362	261	159	2.42	2.71
22	2/25/05	475	354	253	152	2.49	2.84
23	3/25/05	493	377	286	195	2.56	2.97
24	4/25/05	473	350	294	239	2.63	3.10
25	5/25/05	478	325	273	220	2.98	3.23
26	6/25/05	470	311	272	232	3.07	3.32
27	7/25/05	476	313	277	240	3.17	3.41
28	8/25/05	468	291	251	211	3.26	3.50
29	9/25/05	467	281	241	201	3.35	3.59
30	10/25/05	472	312	275	238	3.44	3.68
31	11/25/05	440	264	223	183	3.52	3.76
32	12/25/05	445	276	238	201	3.61	3.83
33	1/25/06	437	252	211	170	3.70	3.89
34	2/25/06	436	242	201	160	3.78	3.95
35	3/25/06	454	277	246	215	3.86	4.01
36	4/25/06	433	247	210	171	3.94	4.07
37	5/25/06	438	265	231	195	3.90	4.12
38	6/25/06	436	252	216	177	3.98	4.20
39	7/25/06	444	261	228	191	4.05	4.27
40	8/25/06	437	239	201	161	4.12	4.34
41	9/25/06	437	230	193	153	4.20	4.42
42	10/25/06	444	258	223	187	4.27	4.49

Period	Paydate	Static XS Spread	Forward XS Spread	Forward + 100 XS Spread	Forward + 200 XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
43	11/25/06	437	233	195	156	4.34	4.55
44	12/25/06	443	249	214	178	4.41	4.60
45	1/25/07	437	225	186	147	4.48	4.63
46	2/25/07	437	217	178	139	4.55	4.67
47	3/25/07	456	262	232	202	4.62	4.70
48	4/25/07	437	216	176	136	4.68	4.74
49	5/25/07	428	228	191	154	4.57	4.77
50	6/25/07	421	208	167	127	4.63	4.83
51	7/25/07	428	218	181	143	4.69	4.89
52	8/25/07	421	194	153	112	4.75	4.94
53	9/25/07	421	188	146	105	4.81	5.00
54	10/25/07	427	212	174	135	4.87	5.06
55	11/25/07	421	187	145	103	4.93	5.11
56	12/25/07	427	205	166	127	4.98	5.11
57	1/25/08	421	180	138	95	5.03	5.10
58	2/25/08	421	174	131	88	5.09	5.09
59	3/25/08	433	206	169	132	5.14	5.08
60	4/25/08	420	165	122	78	5.19	5.07
61	5/25/08	427	212	172	131	4.90	5.06
62	6/25/08	421	189	145	101	4.94	5.10
63	7/25/08	428	203	162	121	4.98	5.14
64	8/25/08	422	180	136	91	5.03	5.18
65	9/25/08	422	176	131	87	5.07	5.22
66	10/25/08	429	196	154	113	5.11	5.26
67	11/25/08	423	173	128	83	5.15	5.30
68	12/25/08	429	192	150	108	5.18	5.32
69	1/25/09	423	169	123	78	5.22	5.34
70	2/25/09	424	165	119	74	5.26	5.36
71	3/25/09	443	219	183	147	5.30	5.38
72	4/25/09	425	164	118	71	5.33	5.39
73	5/25/09	431	190	146	103	5.27	5.41
74	6/25/09	425	169	122	76	5.30	5.44
75	7/25/09	432	185	141	98	5.33	5.47
76	8/25/09	426	163	116	69	5.36	5.51
77	9/25/09	427	160	112	65	5.40	5.54
78	10/25/09	433	182	138	93	5.43	5.56
79	11/25/09	428	160	112	65	5.46	5.60
80	12/25/09	434	179	134	90	5.49	5.61
81	1/25/10	429	157	109	61	5.52	5.62
82	2/25/10	430	154	106	58	5.55	5.63
83	3/25/10	448	211	172	133	5.57	5.64

Run at 115 FRM PPC for FRM loans, 100 ARM PPC for ARM loans

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation	**Servicer**	Option One Mortgage Corporation
Series	2003-3	**Rating**	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Collateral	$1.3 Billion of Home Equity Mortgage Loans	**Rating Agencies**	Moody's, S&P and Fitch
Originator	Option One Mortgage Corporation		

Structure

Credit Support

1- *Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC*
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Loss Coverage

Run at Constant CDR

Class M2

	Static LIBOR			Fwd LIBOR			Fwd LIBOR+200		
PPC	CDR Break	Cum Loss	Cum Default	CDR Break	Cum Loss	Cum Default	CDR Break	Cum Loss	Cum Default
50	14.1%	20.3%	50.7%	10.0%	16.4%	41.1%	7.1%	13.0%	32.5%
100	16.0%	15.6%	39.1%	13.5%	13.8%	34.5%	9.6%	10.6%	26.4%
150	17.8%	13.4%	33.4%	16.0%	12.3%	30.7%	11.7%	9.4%	23.6%
200	19.4%	11.9%	29.8%	18.2%	11.3%	28.3%	13.7%	8.8%	22.0%

Class M3

	Static LIBOR			Fwd LIBOR			Fwd LIBOR+200		
PPC	CDR Break	Cum Loss	Cum Default	CDR Break	Cum Loss	Cum Default	CDR Break	Cum Loss	Cum Default
50	13.1%	19.4%	48.5%	8.8%	15.1%	37.7%	6.4%	12.0%	30.1%
100	14.8%	14.8%	36.9%	12.3%	12.9%	32.1%	8.5%	9.6%	23.9%
150	16.3%	12.4%	31.1%	14.5%	11.3%	28.3%	10.3%	8.5%	21.1%
200	17.7%	11.0%	27.6%	16.4%	10.3%	25.8%	12.0%	7.8%	19.6%

Class M5

	Static LIBOR			Fwd LIBOR			Fwd LIBOR+200		
PPC	CDR Break	Cum Loss	Cum Default	CDR Break	Cum Loss	Cum Default	CDR Break	Cum Loss	Cum Default
50	11.1%	17.5%	43.8%	6.2%	11.7%	29.2%	4.8%	9.6%	24.0%
100	12.2%	12.8%	31.9%	8.9%	9.9%	24.8%	6.3%	7.4%	18.6%
150	13.0%	10.3%	25.8%	11.4%	9.2%	23.1%	7.5%	6.4%	15.9%
200	13.8%	8.9%	22.2%	12.7%	8.2%	20.6%	8.4%	5.6%	14.1%

40% loss severity
0 month delay
Trigger failing
Run to maturity
Defaults are in addition to prepayments
100 PPC means 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans
"Break" is first dollar of Principal Loss

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-3
Collateral	$1.3 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

Loss Coverage

	Static LIBOR		Fwd LIBOR	
Class	**CDR Break**	**Cum Loss**	**CDR Break**	**Cum Loss**
M1	17.5%	16.7%	14.1%	14.3%
M2	12.9%	13.3%	9.7%	10.7%
M3	11.7%	12.4%	8.6%	9.7%
M4	10.2%	11.1%	7.1%	8.2%
M5	9.0%	10.0%	5.9%	7.0%
M6	7.6%	8.7%	4.7%	5.7%

40% loss severity
12 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change


Banc of America Securities

Excess Spread

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	2/25/03	285	285	1.30	1.24
2	3/25/03	493	495	1.28	1.24
3	4/25/03	498	503	1.25	1.24
4	5/25/03	492	502	1.20	1.26
5	6/25/03	492	505	1.18	1.30
6	7/25/03	498	507	1.21	1.36
7	8/25/03	492	494	1.28	1.43
8	9/25/03	498	496	1.32	1.52
9	10/25/03	492	487	1.34	1.61
10	11/25/03	491	473	1.48	1.73
11	12/25/03	493	473	1.50	1.82
12	1/25/04	481	448	1.62	1.92
13	2/25/04	486	434	1.83	2.03
14	3/25/04	480	419	1.90	2.10
15	4/25/04	485	419	1.98	2.17
16	5/25/04	479	402	2.05	2.25
17	6/25/04	478	394	2.13	2.32
18	7/25/04	484	395	2.20	2.39
19	8/25/04	477	378	2.27	2.47
20	9/25/04	483	380	2.35	2.58
21	10/25/04	476	362	2.42	2.71
22	11/25/04	475	354	2.49	2.84
23	12/25/04	493	377	2.56	2.97
24	1/25/05	473	350	2.63	3.10
25	2/25/05	478	325	2.98	3.23
26	3/25/05	470	311	3.07	3.32
27	4/25/05	476	313	3.17	3.41
28	5/25/05	468	291	3.26	3.50
29	6/25/05	467	281	3.35	3.59
30	7/25/05	472	312	3.44	3.68
31	8/25/05	440	264	3.52	3.76
32	9/25/05	445	276	3.61	3.83
33	10/25/05	437	253	3.70	3.89
34	11/25/05	436	244	3.78	3.95
35	12/25/05	454	277	3.86	4.01
36	1/25/06	433	248	3.94	4.07
37	2/25/06	438	266	3.90	4.12
38	3/25/06	436	253	3.98	4.20
39	4/25/06	444	262	4.05	4.27
40	5/25/06	437	240	4.12	4.34
41	6/25/06	437	232	4.20	4.42
42	7/25/06	444	258	4.27	4.49

Period	Paydate	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
43	8/25/06	437	235	4.34	4.55
44	9/25/06	443	250	4.41	4.60
45	10/25/06	437	227	4.48	4.63
46	11/25/06	437	219	4.55	4.67
47	12/25/06	456	262	4.62	4.70
48	1/25/07	437	218	4.68	4.74
49	2/25/07	428	230	4.57	4.77
50	3/25/07	421	210	4.63	4.83
51	4/25/07	428	220	4.69	4.89
52	5/25/07	421	197	4.75	4.94
53	6/25/07	421	190	4.81	5.00
54	7/25/07	427	214	4.87	5.06
55	8/25/07	421	190	4.93	5.11
56	9/25/07	427	207	4.98	5.11
57	10/25/07	421	183	5.03	5.10
58	11/25/07	421	176	5.09	5.09
59	12/25/07	433	207	5.14	5.08
60	1/25/08	420	168	5.19	5.07
61	2/25/08	427	214	4.90	5.06
62	3/25/08	421	191	4.94	5.10
63	4/25/08	428	205	4.98	5.14
64	5/25/08	422	182	5.03	5.18
65	6/25/08	422	178	5.07	5.22
66	7/25/08	429	198	5.11	5.26
67	8/25/08	423	175	5.15	5.30
68	9/25/08	429	193	5.18	5.32
69	10/25/08	423	171	5.22	5.34
70	11/25/08	424	167	5.26	5.36
71	12/25/08	443	220	5.30	5.38
72	1/25/09	425	165	5.33	5.39
73	2/25/09	431	191	5.27	5.41
74	3/25/09	425	170	5.30	5.44
75	4/25/09	432	186	5.33	5.47
76	5/25/09	426	163	5.36	5.51
77	6/25/09	427	160	5.40	5.54
78	7/25/09	433	182	5.43	5.56
79	8/25/09	428	160	5.46	5.60
80	9/25/09	434	179	5.49	5.61
81	10/25/09	429	157	5.52	5.62
82	11/25/09	430	154	5.55	5.63
83	12/25/09	448	211	5.57	5.64

Run at 115 FRM PPC for FRM loans, 100 ARM PPC for ARM loans

All Information is Preliminary and Subject to Change

Banc of America Securities 

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-3
Collateral	$1.3 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

Loss Coverage

	Fwd LIBOR		
Class	CDR Break	Cum Loss	WAL
M1	10.8%	14.5%	8.79
M2	7.6%	10.9%	10.34
M3	6.7%	9.8%	13.65
M4	5.6%	8.4%	13.53
M5	4.6%	7.0%	14.46

50% loss severity
12 month delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans
"Break" is first dollar of principal loss

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation	**Servicer**	Option One Mortgage Corporation
Series	2003-3	**Rating**	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Collateral	$1.3 Billion of Home Equity Mortgage Loans	**Rating Agencies**	Moody's, S&P and Fitch
Originator	Option One Mortgage Corporation		

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

Loss Coverage

Class M3

	Maturity				Call			
	Static LIBOR		Fwd LIBOR		Static LIBOR		Fwd LIBOR	
Loss Sev	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss
20%	30.5%	11.9%	26.9%	11.0%	32.6%	11.3%	29.7%	10.8%
30%	19.9%	13.7%	16.9%	12.2%	21.3%	13.1%	18.7%	12.0%
40%	14.8%	14.8%	12.3%	12.9%	15.8%	14.2%	13.6%	12.7%

0 month delay
Trigger failing
Defaults are in addition to prepayments
Run at 115 FRM PPC for fixed rate loans, 100 ARM PPC for ARM loans
"Break" is first dollar of Principal Loss

All Information is Preliminary and Subject to Change


Banc of America Securities

Transaction

Issuer	Option One Mortgage Acceptance Corporation
Series	2003-3
Collateral	$1.3 Billion of Home Equity Mortgage Loans
Originator	Option One Mortgage Corporation
Servicer	Option One Mortgage Corporation
Rating	SQ1/Strong/RPS1 (Moody's/S&P/Fitch)
Rating Agencies	Moody's, S&P and Fitch

Structure

Credit Support

1- Approximately 57.85% of the initial mortgage loans covered down to 60% of the property value by MGIC
2- Excess Interest
3- Overcollateralization
4- Subordination

Class	Moody's	S&P	Fitch	Cpn Type	Amount	Initial Size	Initial C/E	Stepdown C/E
Seniors	Aaa	AAA	AAA	Float	1,118,000,000	86.00%	14.00%	28.00%
M1	Aa2	AA+	AA	Float	65,000,000	5.00%	9.00%	18.00%
M2	A2	AA-	A+	Float	46,150,000	3.55%	5.45%	10.90%
M3	A3	A+	A	Float	13,000,000	1.00%	4.45%	8.90%
M4	Baa1	A-	A-	Float	16,250,000	1.25%	3.20%	6.40%
M5	Baa2	BBB+	BBB+	Float	13,000,000	1.00%	2.20%	4.40%
M6	Baa3	BBB-	BBB	Float	13,000,000	1.00%	1.20%	2.40%
OC	UR	UR	UR	Resid	15,600,000	1.20%		

After the Stepdown Date the subordinates may receive principal payments
Overcollateralization Floor is 0.50%

Trigger Event

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date if either:
(i) 60+ day delinquency percentage is greater than [70]% of the credit enhancement percentage
(ii) during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
May 2006 - April 2007	[1.75%]
May 2007 - April 2008	[2.75%]
May 2008 - April 2009	[3.50%]
May 2009 - April 2010	[3.75%]
May 2010 and afterwards	[4.00%]

Loss Coverage

M-2

	Fwd LIBOR + 100		Fwd LIBOR + 200	
PPY	CDR Break	Cum Loss	CDR Break	Cum Loss
15 CPR	7.3%	12.2%	6.3%	10.9%
21 CPR	8.2%	10.4%	7.2%	9.4%
27 CPR	9.2%	9.2%	8.1%	8.3%

M-3

	Fwd LIBOR + 100		Fwd LIBOR + 200	
PPY	CDR Break	Cum Loss	CDR Break	Cum Loss
15 CPR	6.6%	11.3%	5.6%	10.0%
21 CPR	7.2%	9.4%	6.3%	8.4%
27 CPR	8.0%	8.2%	7.0%	7.4%

40% loss severity
12 month delay
Servicer Advances P&I
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
"Break" is first dollar of principal loss

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	1	$422,037.55	0.13%	57.86%	5.500%	704	65.00%	360	359	1
5.501 - 6.000	11	3,567,292.75	1.06	41.29	5.905	593	74.75	360	359	1
6.001 - 6.500	31	8,610,890.21	2.56	39.53	6.310	616	76.10	360	359	1
6.501 - 7.000	115	31,492,830.27	9.37	41.94	6.848	591	78.96	356	355	1
7.001 - 7.500	174	38,055,160.95	11.32	40.60	7.338	585	79.60	360	359	1
7.501 - 8.000	339	67,016,476.48	19.93	39.24	7.849	571	80.40	357	356	1
8.001 - 8.500	306	54,332,257.77	16.16	40.41	8.306	558	80.42	358	357	1
8.501 - 9.000	355	56,015,352.80	16.66	39.06	8.803	549	80.01	356	355	1
9.001 - 9.500	201	27,038,258.64	8.04	39.76	9.277	543	79.30	354	353	1
9.501 - 10.000	201	26,734,034.20	7.95	40.06	9.783	542	77.92	353	351	1
10.001 - 10.500	84	9,062,421.85	2.70	40.31	10.279	539	76.46	351	350	1
10.501 - 11.000	68	6,844,230.51	2.04	42.30	10.760	537	75.49	343	342	2
11.001 - 11.500	34	3,079,560.03	0.92	35.87	11.184	538	72.73	333	331	2
11.501 - 12.000	30	2,567,628.44	0.76	38.70	11.806	545	73.33	330	329	2
12.001 - 12.500	12	1,021,608.81	0.30	40.83	12.249	542	70.51	328	325	3
12.501 - 13.000	3	280,090.79	0.08	48.82	12.717	540	75.26	296	289	7
13.001 - 13.500	1	55,192.33	0.02	23.50	13.500	532	65.00	360	355	5
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

W.A.: 8.340%
Lowest: 5.500%
Highest: 13.500%

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
60.01 - 65.00	206	$31,586,903.46	9.40%	39.27%	8.662%	545	63.85%	354	353	1
65.01 - 70.00	224	40,430,120.81	12.03	40.39	8.207	554	68.96	354	353	1
70.01 - 75.00	304	47,922,055.46	14.25	40.28	8.436	545	74.16	355	354	1
75.01 - 80.00	628	108,255,059.86	32.20	39.75	8.365	553	79.51	357	356	1
80.01 - 85.00	134	22,451,219.24	6.68	39.48	8.357	565	84.57	352	350	2
85.01 - 90.00	349	63,605,005.75	18.92	40.77	8.230	587	89.65	357	356	1
90.01 - 95.00	100	19,669,399.09	5.85	40.45	8.046	625	94.44	357	356	1
95.01 - 100.00	21	2,275,560.71	0.68	36.63	8.459	680	99.17	344	343	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

W.A.: 79.27%
Lowest: 60.24%
Highest: 100.00%

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	25	$1,247,721.07	0.37%	37.84%	10.194%	562	68.81%	276	275	1
50,000.01 - 75,000.00	297	18,530,950.91	5.51	35.98	9.537	554	78.09	338	337	1
75,000.01 - 100,000.00	244	21,396,542.20	6.36	38.74	9.081	548	78.78	353	352	1
100,000.01 - 125,000.00	250	28,200,232.62	8.39	39.93	8.806	551	79.81	356	355	1
125,000.01 - 150,000.00	258	35,454,250.09	10.55	39.24	8.577	553	79.05	354	353	1
150,000.01 - 175,000.00	182	29,624,020.45	8.81	41.28	8.379	549	79.88	356	355	1
175,000.01 - 200,000.00	153	28,652,862.79	8.52	39.68	8.323	548	78.20	359	358	1
200,000.01 - 225,000.00	133	28,305,365.61	8.42	41.14	8.323	549	79.31	359	358	1
225,000.01 - 250,000.00	93	21,989,263.09	6.54	39.37	8.211	548	77.55	355	354	1
250,000.01 - 275,000.00	59	15,411,423.89	4.58	40.80	8.217	548	78.72	357	356	1
275,000.01 - 300,000.00	55	15,814,500.67	4.70	42.19	8.047	553	78.36	357	355	1
300,000.01 - 325,000.00	36	11,239,373.97	3.34	38.70	8.059	562	81.12	360	359	1
325,000.01 - 350,000.00	29	9,765,315.84	2.90	39.50	8.039	571	81.07	360	359	1
350,000.01 - 375,000.00	26	9,458,081.26	2.81	43.67	8.490	558	78.03	360	359	1
375,000.01 - 400,000.00	32	12,395,467.43	3.69	38.58	7.931	586	82.40	360	359	1
400,000.01 - 425,000.00	17	6,999,587.29	2.08	42.64	7.602	641	82.81	349	348	1
425,000.01 - 450,000.00	16	7,027,700.30	2.09	37.60	7.651	605	78.77	360	358	2
450,000.01 - 475,000.00	13	6,004,071.99	1.79	42.40	8.052	612	82.57	360	359	1
475,000.01 - 500,000.00	18	8,888,895.81	2.64	37.28	7.658	639	83.29	360	359	1
500,000.01 - 525,000.00	7	3,652,035.25	1.09	43.13	7.210	633	83.00	360	360	0
525,000.01 - 550,000.00	4	2,146,106.01	0.64	46.86	6.693	686	84.07	360	359	1
550,000.01 - 575,000.00	2	1,115,043.25	0.33	47.32	6.774	656	80.00	360	359	1
600,000.01 - 625,000.00	1	606,940.05	0.18	36.54	6.400	604	75.00	360	359	1
625,000.01 - 650,000.00	3	1,926,964.70	0.57	46.35	7.394	638	71.64	360	358	2
650,000.01 - 675,000.00	1	651,194.33	0.19	35.62	6.800	612	75.00	360	359	1
675,000.01 - 700,000.00	2	1,391,575.94	0.41	38.56	7.749	608	80.00	360	359	1
700,000.01 - 725,000.00	3	2,160,911.94	0.64	33.60	6.845	609	76.62	360	360	0
725,000.01 - 750,000.00	1	730,478.84	0.22	43.32	7.700	589	79.98	360	359	1
775,000.01 - 800,000.00	1	780,000.00	0.23	0.00	6.990	520	78.00	360	360	0
825,000.01 - 850,000.00	1	845,000.00	0.25	0.00	5.900	595	65.00	360	360	0
900,000.01 - 925,000.00	1	924,278.41	0.27	47.48	7.250	654	68.62	360	359	1
925,000.01 - 950,000.00	2	1,887,168.38	0.56	33.10	6.952	594	74.62	360	360	0
950,000.01 - 975,000.00	1	972,000.00	0.29	43.90	7.750	544	77.76	360	360	0
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Average: $171,004.74
Lowest: $49,358.54
Highest: $972,000.00

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	1	$65,550.60	0.02%	0.00%	9.990%	559	63.65%	120	117	3
180	44	5,041,045.23	1.50	42.19	8.927	554	77.51	180	178	2
240	55	4,207,743.67	1.25	39.58	10.025	585	77.06	240	239	1
360	1,866	326,880,984.88	97.23	40.01	8.309	564	79.33	360	359	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 - 120	1	$65,550.60	0.02%	0.00%	9.990%	559	63.65%	120	117	3
171 - 175	1	49,358.54	0.01	42.19	9.500	521	63.29	180	175	5
176 - 180	43	4,991,686.69	1.48	42.19	8.921	554	77.65	180	178	2
231 - 235	2	108,372.19	0.03	38.74	11.970	547	74.60	240	234	6
236 - 240	53	4,099,371.48	1.22	39.60	9.974	586	77.13	240	239	1
326 - 330	1	115,804.88	0.03	21.23	10.100	542	80.00	360	329	31
346 - 350	4	481,140.05	0.14	48.82	11.983	544	74.71	360	349	11
351 - 355	54	5,216,671.84	1.55	36.94	9.452	549	79.27	360	354	6
356 - 360	1,807	321,067,368.11	95.50	40.06	8.284	564	79.34	360	359	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

W.A.: 355 months
Lowest: 117 months
Highest: 360 months

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 - 850	1	$134,000.00	0.04%	20.00%	7.550%	808	100.00%	360	360	0
751 - 800	10	3,247,301.08	0.97	44.72	7.283	764	88.51	360	359	1
701 - 750	20	5,521,788.64	1.64	41.51	7.399	718	90.94	359	358	1
651 - 700	67	19,888,954.69	5.92	41.58	7.430	674	83.84	357	356	1
601 - 650	205	41,453,579.70	12.33	39.49	7.887	623	85.06	354	353	1
551 - 600	473	79,975,490.02	23.79	39.71	8.291	573	77.55	355	354	1
501 - 550	1,047	169,052,772.97	50.28	40.15	8.597	524	77.59	356	355	1
451 - 500	18	2,417,185.56	0.72	44.68	8.901	500	77.82	349	348	1
N/A	125	14,504,251.72	4.31	37.96	8.659	0	78.99	358	357	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

W.A.: 564
Lowest: 500
Highest: 808

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	64	$16,777,107.19	4.99%	39.19%	7.597%	703	89.69%	360	359	1
AA	675	127,459,943.24	37.91	40.71	7.949	576	80.72	353	352	1
A	601	102,188,325.14	30.40	40.19	8.256	550	80.22	356	355	1
B	367	54,799,759.79	16.30	38.04	8.808	531	76.36	357	356	1
C	162	22,357,053.22	6.65	41.40	9.160	544	72.25	357	356	1
CC	97	12,613,135.80	3.75	39.45	10.471	543	68.12	359	358	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	1,552	$258,023,824.40	76.75%	39.61%	8.344%	561	79.13%	356	355	1
PUD - Detached	150	29,007,136.28	8.63	41.17	8.424	561	80.52	355	354	1
2-4 Family - Detached	126	27,975,464.18	8.32	42.51	8.125	600	79.85	357	357	1
Low Rise Condo - Attached	75	11,578,216.18	3.44	40.64	8.392	561	78.55	360	359	1
SFR - Attached	24	3,903,768.69	1.16	41.92	8.405	563	80.52	351	351	1
2-4 Family - Attached	8	1,967,589.64	0.59	40.64	8.046	542	71.62	333	331	1
PUD - Attached	11	1,694,293.42	0.50	37.79	8.585	538	80.07	360	359	1
MF Housing - Detached	14	1,162,030.99	0.35	34.91	9.511	582	82.75	360	359	1
High Rise Condo- Attached	6	883,000.60	0.26	39.62	8.868	551	74.54	360	358	2
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,845	$315,999,537.11	93.99%	40.22%	8.351%	561	79.40%	356	355	1
Non-Owner Occupied	107	15,796,940.45	4.70	36.72	8.194	606	75.79	355	354	1
Second Home	14	4,398,846.82	1.31	39.72	8.076	604	82.11	360	359	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	1,120	$179,509,987.58	53.39%	41.16%	8.364%	554	80.60%	356	354	1
Stated Income Documentation	825	152,447,564.59	45.34	38.56	8.302	574	77.67	356	355	1
Lite Documentation	16	2,728,516.04	0.81	48.71	9.116	540	75.19	355	353	2
No Documentation	5	1,509,256.17	0.45	0.00	7.839	711	89.34	360	359	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,616	$276,008,453.13	82.10%	39.87%	8.286%	560	78.61%	355	354	1
Purchase	212	37,415,482.77	11.13	39.24	8.477	606	84.15	359	358	1
R/T Refi	138	22,771,388.48	6.77	42.97	8.768	548	79.26	357	356	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,421	$254,031,529.88	75.56%	39.66%	8.292%	560	79.36%	360	359	1
30 Year Fixed	277	50,589,940.52	15.05	40.61	8.264	589	78.50	360	359	1
3/27 ARM	147	19,875,010.43	5.91	42.67	8.558	551	80.81	360	359	1
20 Year Fixed	55	4,207,743.67	1.25	39.58	10.025	585	77.06	240	239	1
15 Year Fixed	33	3,345,234.37	1.00	43.44	9.345	549	73.76	180	179	1
15/15 ARM	21	2,384,504.05	0.71	38.04	8.977	564	81.12	360	359	1
2/13 ARM	7	833,838.23	0.25	35.97	7.913	583	81.10	180	180	0
15/30 Balloon	3	637,353.64	0.19	0.00	8.263	548	89.89	180	176	4
3/12 ARM	1	224,618.99	0.07	33.10	8.350	536	85.00	180	179	1
10 Year Fixed	1	65,550.60	0.02	0.00	9.990	559	63.65	120	117	3
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Balloon	3	$637,353.64	0.19%	0.00%	8.263%	548	89.89%	180	176	4
Fully Amortizing	1,963	335,557,970.74	99.81	40.04	8.340	564	79.25	356	355	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,908	$332,143,384.99	98.79%	40.03%	8.311%	564	79.29%	357	356	1
2	58	4,051,939.39	1.21	40.40	10.699	589	77.19	228	227	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	465	$78,245,925.96	23.27%	40.68%	8.478%	570	78.69%	354	353	1
12	69	14,132,146.74	4.20	38.04	8.125	581	76.79	353	352	1
24	1,088	191,712,760.74	57.02	39.63	8.255	559	79.56	359	358	1
30	5	1,155,827.21	0.34	53.98	8.109	547	78.06	360	359	1
36	339	50,948,663.73	15.15	40.86	8.511	568	79.79	347	346	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	288	$68,658,559.51	20.42%	40.26%	7.974%	570	78.76%	355	354	1
New York	202	44,864,364.07	13.34	40.16	8.226	573	77.40	355	354	1
Massachusetts	112	24,742,355.62	7.36	39.79	8.009	562	76.13	355	354	1
Florida	161	21,716,161.22	6.46	40.35	8.770	569	81.76	351	349	1
New Jersey	100	20,349,770.45	6.05	41.21	8.276	574	79.30	356	355	1
Texas	128	16,795,401.19	5.00	42.09	8.693	552	77.90	354	353	1
Illinois	100	15,385,316.01	4.58	40.84	8.399	563	80.42	359	358	1
Virginia	67	12,994,745.41	3.87	39.10	8.574	571	80.04	359	357	1
Colorado	63	12,718,037.96	3.78	40.66	7.971	548	81.62	360	358	1
Michigan	93	11,979,906.47	3.56	38.04	8.587	546	79.55	359	358	1
Connecticut	49	8,556,577.53	2.55	37.75	8.375	552	79.31	354	353	1
Ohio	74	8,499,754.39	2.53	38.56	8.675	554	82.56	358	357	1
Pennsylvania	46	5,534,079.22	1.65	38.80	8.641	555	79.98	351	350	1
Rhode Island	37	5,406,311.85	1.61	39.41	8.210	546	74.16	356	355	1
North Carolina	44	5,029,920.99	1.50	48.38	8.607	559	78.92	351	351	1
Washington	23	4,510,646.08	1.34	39.95	8.011	578	82.90	359	357	1
Minnesota	31	4,507,681.90	1.34	41.60	8.657	578	82.17	360	359	1
Arizona	32	4,107,554.38	1.22	40.52	8.540	548	83.35	360	359	1
New Hampshire	21	4,029,221.35	1.20	42.50	8.307	560	81.41	360	359	1
Indiana	37	3,987,817.31	1.19	34.18	8.506	565	83.73	358	356	1
Maryland	21	3,488,428.26	1.04	41.34	9.204	553	79.95	353	352	1
Missouri	27	2,745,754.88	0.82	36.66	9.260	543	80.09	360	358	2
Louisiana	17	2,488,550.54	0.74	40.24	8.723	562	74.66	352	350	1
Maine	18	2,317,428.39	0.69	37.28	8.732	551	80.06	356	355	1
Wisconsin	21	2,217,417.57	0.66	35.76	9.149	537	77.31	360	359	1
South Carolina	16	1,851,073.11	0.55	37.76	8.516	574	84.85	360	359	1
Kentucky	19	1,846,153.88	0.55	38.32	8.808	581	81.62	360	358	2
Nevada	11	1,724,864.10	0.51	40.65	8.657	555	81.13	360	358	2
Oregon	9	1,547,490.85	0.46	42.38	8.044	543	82.13	360	359	1
Tennessee	13	1,445,953.74	0.43	36.47	8.906	541	83.78	344	343	1
Kansas	10	1,233,168.81	0.37	33.23	8.578	535	78.05	360	359	1
Vermont	7	940,876.67	0.28	38.49	8.940	540	80.45	360	359	1
Iowa	9	904,707.45	0.27	39.04	8.684	541	78.07	360	358	2
Idaho	5	904,643.01	0.27	28.02	8.187	554	67.23	360	358	2
Georgia	8	883,654.59	0.26	33.32	9.267	595	80.24	360	353	7
Delaware	7	789,100.73	0.23	40.50	9.130	561	84.93	360	359	1
New Mexico	5	719,114.72	0.21	46.41	8.746	540	81.88	360	358	2
Alabama	8	664,537.55	0.20	32.91	9.067	600	82.66	360	360	0
Montana	2	553,078.52	0.16	46.20	7.412	576	69.62	360	359	1
Utah	4	547,484.07	0.16	35.00	8.213	567	85.00	360	357	3
Mississippi	7	540,767.13	0.16	38.99	9.922	565	87.32	360	360	0
Arkansas	4	535,795.34	0.16	30.83	8.896	546	85.16	360	358	2
Alaska	2	345,600.00	0.10	0.00	8.831	584	87.92	360	360	0
Oklahoma	3	224,089.39	0.07	30.68	8.389	578	88.27	360	358	2
Wyoming	2	151,595.92	0.05	21.05	9.238	522	81.61	360	359	1
Nebraska	2	140,812.25	0.04	20.39	8.491	514	77.07	360	359	1
West Virginia	1	69,000.00	0.02	0.00	7.950	733	100.00	240	240	0
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	1	$422,037.55	0.15%	57.86%	5.500%	704	65.00%	360	359	1
3.001 - 3.500	11	3,616,977.44	1.30	44.16	6.161	634	74.67	360	360	0
3.501 - 4.000	37	9,262,247.66	3.34	42.37	6.812	600	75.56	360	359	1
4.001 - 4.500	119	31,996,157.47	11.54	40.22	7.284	588	77.54	360	359	1
4.501 - 5.000	208	41,508,060.05	14.97	38.88	7.737	567	78.83	357	356	1
5.001 - 5.500	272	49,710,657.99	17.92	40.41	8.119	555	79.61	360	359	1
5.501 - 6.000	260	42,574,342.09	15.35	39.05	8.526	550	80.18	360	359	1
6.001 - 6.500	268	41,280,252.48	14.88	39.63	8.715	545	82.11	360	358	1
6.501 - 7.000	236	33,775,331.75	12.18	39.52	9.048	547	82.01	359	358	2
7.001 - 7.500	91	12,111,026.95	4.37	41.45	9.673	540	77.84	360	359	1
7.501 - 8.000	60	7,516,903.36	2.71	40.50	10.295	539	73.86	360	358	2
8.001 - 8.500	20	2,209,660.58	0.80	38.42	10.267	541	75.97	360	358	2
8.501 - 9.000	10	981,304.03	0.35	36.79	11.253	540	72.85	360	359	1
9.001 - 9.500	2	197,834.40	0.07	38.30	10.766	535	74.09	360	357	3
9.501 - 10.000	1	126,956.17	0.05	22.70	11.150	536	63.50	360	359	1
12.501 - 13.000	1	59,751.61	0.02	77.27	12.150	547	80.00	360	346	14
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 5.625%
Lowest: 3.000%
Highest: 12.650%

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	1,591	$275,883,283.86	99.47%	39.86%	8.319%	559	79.47%	359	358	1
4.000	5	1,332,057.48	0.48	42.11	7.679	576	83.57	360	357	3
5.000	1	134,160.24	0.05	42.94	8.625	526	70.00	360	357	3
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 3.006%
Lowest: 3.000%
Highest: 5.000%

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	1,588	$274,807,149.05	99.08%	39.92%	8.314%	559	79.54%	359	358	1
1.500	9	2,542,352.53	0.92	35.41	8.476	571	73.89	360	357	3
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 1.005%
Lowest: 1.000%
Highest: 1.500%

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001 - 11.500	1	$422,037.55	0.15%	57.86%	5.500%	704	65.00%	360	359	1
11.501 - 12.000	11	3,567,292.75	1.29	41.29	5.905	593	74.75	360	359	1
12.001 - 12.500	24	6,572,849.57	2.37	40.94	6.280	598	75.40	360	359	1
12.501 - 13.000	86	22,916,522.79	8.26	41.15	6.846	574	78.77	357	356	1
13.001 - 13.500	151	31,797,958.99	11.46	39.40	7.341	575	79.47	360	359	1
13.501 - 14.000	275	53,477,782.77	19.28	39.96	7.851	567	80.40	360	359	1
14.001 - 14.500	255	45,471,577.33	16.40	40.98	8.294	554	80.96	359	358	1
14.501 - 15.000	311	49,529,746.17	17.86	38.84	8.753	551	80.84	360	359	1
15.001 - 15.500	170	24,613,902.68	8.87	39.32	9.168	545	79.54	359	357	1
15.501 - 16.000	164	22,091,199.74	7.97	38.66	9.732	541	77.64	360	359	1
16.001 - 16.500	60	7,142,256.84	2.58	39.83	10.246	535	77.03	360	358	2
16.501 - 17.000	49	5,587,982.30	2.01	42.39	10.568	537	75.76	360	358	2
17.001 - 17.500	19	2,082,227.42	0.75	35.03	11.175	535	70.81	360	358	2
17.501 - 18.000	14	1,383,890.08	0.50	38.98	11.649	526	70.92	360	357	3
18.001 - 18.500	4	394,094.41	0.14	33.78	12.269	561	65.00	360	357	3
18.501 - 19.000	1	160,539.95	0.06	49.26	12.750	537	70.00	360	350	10
19.001 - 19.500	2	137,640.24	0.05	50.72	12.122	527	71.51	360	351	9
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 14.348%
Lowest: 11.500%
Highest: 19.150%

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	2	$736,544.60	0.27%	44.94%	6.247%	681	73.60%	360	359	1
5.501 - 6.000	17	5,261,287.63	1.90	39.95	6.348	589	76.99	360	359	1
6.001 - 6.500	28	7,178,404.29	2.59	41.27	6.415	593	75.37	360	359	1
6.501 - 7.000	91	24,061,198.11	8.68	41.45	6.930	573	79.41	357	356	1
7.001 - 7.500	151	31,609,903.82	11.40	39.50	7.348	573	79.29	360	359	1
7.501 - 8.000	283	54,601,299.15	19.69	39.60	7.855	567	80.50	360	358	1
8.001 - 8.500	257	46,256,170.80	16.68	40.50	8.317	555	80.74	359	358	1
8.501 - 9.000	305	48,064,768.34	17.33	39.29	8.803	550	80.71	360	359	1
9.001 - 9.500	163	22,393,661.80	8.07	39.88	9.265	542	79.70	358	357	1
9.501 - 10.000	158	21,535,473.04	7.76	38.86	9.786	541	77.84	360	359	1
10.001 - 10.500	57	6,790,845.40	2.45	39.21	10.297	535	76.44	360	358	2
10.501 - 11.000	46	4,866,595.94	1.75	42.04	10.740	535	74.09	360	358	2
11.001 - 11.500	19	2,082,227.42	0.75	35.03	11.175	535	70.81	360	358	2
11.501 - 12.000	13	1,218,846.64	0.44	38.56	11.754	528	69.29	360	358	2
12.001 - 12.500	6	531,734.65	0.19	38.16	12.231	552	66.69	360	355	5
12.501 - 13.000	1	160,539.95	0.06	49.26	12.750	537	70.00	360	350	10
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 8.293%
Lowest: 5.500%
Highest: 12.750%

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2003-09-01	1	$115,804.88	0.04%	21.23%	10.100%	542	80.00%	360	329	31
2004-02-01	1	59,751.61	0.02	77.27	12.150	547	80.00	360	346	14
2004-04-01	1	165,043.44	0.06	41.71	10.875	511	83.00	360	348	12
2004-06-01	2	256,345.00	0.09	46.77	12.657	565	68.13	360	350	10
2004-07-01	2	277,284.60	0.10	45.62	10.985	569	78.38	360	351	9
2004-09-01	3	335,235.78	0.12	45.46	10.822	535	79.69	360	353	7
2004-10-01	11	870,190.82	0.31	37.87	10.433	542	79.00	360	354	6
2004-11-01	28	2,846,974.79	1.03	32.80	8.849	548	78.11	360	355	5
2004-12-01	61	10,093,725.29	3.64	41.27	8.285	557	83.62	360	356	4
2005-01-01	76	12,283,638.94	4.43	36.02	8.412	555	83.82	360	357	3
2005-02-01	71	15,576,476.31	5.62	40.13	8.066	552	81.93	360	358	2
2005-03-01	732	132,618,974.65	47.82	39.55	8.347	557	78.75	360	359	1
2005-04-01	439	79,365,922.00	28.62	40.58	8.133	567	78.73	359	359	0
2005-08-01	1	109,453.52	0.04	33.18	8.500	0	95.65	360	352	8
2005-11-01	2	146,266.72	0.05	53.54	8.844	539	74.64	360	355	5
2005-12-01	7	841,494.10	0.30	42.92	8.393	546	87.15	360	356	4
2006-01-01	5	1,323,805.56	0.48	42.13	7.618	578	81.40	360	357	3
2006-02-01	7	1,285,775.38	0.46	40.14	8.060	534	82.85	360	358	2
2006-03-01	84	11,725,531.74	4.23	41.40	8.653	549	79.64	357	356	1
2006-04-01	42	4,667,302.40	1.68	50.25	8.734	556	81.95	360	360	0
2017-09-01	1	121,133.32	0.04	54.43	9.990	0	80.00	360	353	7
2017-11-01	1	84,843.96	0.03	50.34	10.950	519	85.00	360	355	5
2018-03-01	7	816,326.77	0.29	33.53	9.393	536	83.41	360	359	1
2018-04-01	12	1,362,200.00	0.49	39.35	8.515	581	79.60	360	360	0
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	19	$3,516,688.84	0.36%	41.73%	5.482%	657	70.03%	351	350	1
5.501 - 6.000	136	29,776,735.31	3.04	38.95	5.877	655	72.29	355	355	1
6.001 - 6.500	414	81,059,259.90	8.28	39.58	6.338	649	73.61	353	353	1
6.501 - 7.000	857	163,173,192.29	16.67	39.82	6.819	626	76.58	353	352	1
7.001 - 7.500	917	160,796,479.37	16.42	38.72	7.312	614	78.39	355	354	1
7.501 - 8.000	1,147	195,589,825.01	19.98	39.55	7.815	596	79.80	356	355	1
8.001 - 8.500	826	125,687,980.39	12.84	39.19	8.303	584	79.82	357	356	1
8.501 - 9.000	731	105,374,051.86	10.76	39.24	8.790	566	79.01	354	353	1
9.001 - 9.500	373	47,410,147.55	4.84	39.31	9.282	559	79.34	354	353	1
9.501 - 10.000	316	36,840,974.34	3.76	39.13	9.771	548	77.29	354	353	1
10.001 - 10.500	126	12,680,598.61	1.30	39.06	10.272	546	76.46	349	348	1
10.501 - 11.000	92	8,830,501.05	0.90	41.87	10.760	541	74.29	342	340	1
11.001 - 11.500	44	3,890,095.28	0.40	36.80	11.198	541	71.73	336	335	2
11.501 - 12.000	34	2,865,315.41	0.29	38.84	11.796	542	72.00	323	321	1
12.001 - 12.500	13	1,159,570.19	0.12	42.06	12.232	537	68.56	332	329	2
12.501 - 13.000	4	334,090.79	0.03	48.82	12.722	546	77.64	306	300	6
13.001 - 13.500	1	55,192.33	0.01	23.50	13.500	532	65.00	360	355	5
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

W.A.: 7.780%
Lowest: 5.200%
Highest: 13.500%

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01 - 15.00	1	$52,261.95	0.01%	25.01%	7.600%	624	11.37%	360	359	1
15.01 - 20.00	10	802,416.62	0.08	33.07	7.409	657	17.61	353	352	1
20.01 - 25.00	11	945,840.12	0.10	32.85	7.709	641	22.59	339	338	1
25.01 - 30.00	14	1,159,333.71	0.12	33.03	7.826	615	28.28	360	359	1
30.01 - 35.00	34	3,423,273.64	0.35	38.31	7.830	581	33.16	347	346	1
35.01 - 40.00	45	6,016,491.97	0.61	36.95	7.694	578	37.64	345	344	1
40.01 - 45.00	54	6,760,774.74	0.69	41.94	7.426	607	42.95	342	341	1
45.01 - 50.00	91	13,085,424.51	1.34	38.87	7.370	604	47.90	349	348	1
50.01 - 55.00	132	20,597,189.75	2.10	38.91	7.351	589	52.91	352	351	1
55.01 - 60.00	205	31,318,851.15	3.20	37.41	7.437	590	57.91	349	348	1
60.01 - 65.00	397	63,742,579.37	6.51	39.63	7.856	578	63.61	353	352	1
65.01 - 70.00	494	85,609,128.46	8.74	39.08	7.601	590	68.80	353	352	1
70.01 - 75.00	673	108,799,513.36	11.11	39.16	7.827	581	73.90	354	353	1
75.01 - 80.00	1,857	301,554,280.84	30.80	39.34	7.857	590	79.51	356	355	1
80.01 - 85.00	479	81,887,679.45	8.36	39.92	7.760	611	84.53	352	351	1
85.01 - 90.00	1,024	170,724,241.80	17.44	39.73	7.876	620	89.68	357	356	1
90.01 - 95.00	490	77,169,754.97	7.88	39.91	7.704	646	94.61	357	356	1
95.01 - 100.00	39	5,391,662.11	0.55	37.79	7.948	702	99.65	353	352	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

W.A.: 77.89%
Lowest: 11.37%
Highest: 100.00%

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	77	$3,837,776.63	0.39%	33.54%	8.768%	592	56.52%	316	315	1
50,000.01 - 75,000.00	872	54,729,989.25	5.59	35.49	8.711	593	75.90	342	341	1
75,000.01 - 100,000.00	855	75,115,431.32	7.67	37.00	8.276	596	77.38	350	349	1
100,000.01 - 125,000.00	817	91,990,263.55	9.40	38.64	8.061	597	78.07	353	352	1
125,000.01 - 150,000.00	824	113,444,121.88	11.59	38.44	7.830	598	77.59	353	353	1
150,000.01 - 175,000.00	565	91,868,048.84	9.38	40.17	7.777	595	78.00	353	352	1
175,000.01 - 200,000.00	461	86,637,371.92	8.85	39.22	7.683	595	77.50	358	357	1
200,000.01 - 225,000.00	380	80,843,064.48	8.26	39.70	7.610	596	77.20	356	355	1
225,000.01 - 250,000.00	304	72,308,846.58	7.39	40.38	7.660	596	78.44	357	356	1
250,000.01 - 275,000.00	188	49,162,594.90	5.02	41.32	7.578	602	79.35	356	355	1
275,000.01 - 300,000.00	184	52,909,817.33	5.40	41.35	7.475	602	77.72	356	355	1
300,000.01 - 325,000.00	112	34,961,527.34	3.57	39.49	7.457	604	79.82	358	358	1
325,000.01 - 350,000.00	88	29,743,097.64	3.04	40.14	7.491	614	81.10	358	357	1
350,000.01 - 375,000.00	80	28,997,038.81	2.96	40.08	7.743	610	80.51	356	355	1
375,000.01 - 400,000.00	78	30,373,701.83	3.10	40.10	7.497	609	77.99	355	355	1
400,000.01 - 425,000.00	37	15,279,474.76	1.56	39.61	7.477	631	81.65	355	354	1
425,000.01 - 450,000.00	30	13,158,695.91	1.34	41.15	7.563	603	79.37	354	353	1
450,000.01 - 475,000.00	21	9,700,891.36	0.99	40.35	7.523	628	80.16	360	359	1
475,000.01 - 500,000.00	38	18,728,940.13	1.91	40.11	7.368	628	76.59	360	359	1
500,000.01 - 525,000.00	8	4,176,609.14	0.43	43.15	7.190	635	80.72	360	360	0
525,000.01 - 550,000.00	7	3,770,105.59	0.39	45.03	6.830	654	79.62	360	359	1
550,000.01 - 575,000.00	3	1,677,044.54	0.17	47.10	6.716	657	76.75	360	359	1
600,000.01 - 625,000.00	1	606,940.05	0.06	36.54	6.400	604	75.00	360	359	1
625,000.01 - 650,000.00	5	3,202,841.98	0.33	46.12	6.869	659	67.09	360	359	1
650,000.01 - 675,000.00	1	651,194.33	0.07	35.62	6.800	612	75.00	360	359	1
675,000.01 - 700,000.00	2	1,391,575.94	0.14	38.56	7.749	608	80.00	360	359	1
700,000.01 - 725,000.00	4	2,885,230.64	0.29	33.60	6.708	620	71.95	360	360	0
725,000.01 - 750,000.00	2	1,480,015.06	0.15	36.36	8.055	548	59.46	360	359	1
775,000.01 - 800,000.00	1	780,000.00	0.08	0.00	6.990	520	78.00	360	360	0
825,000.01 - 850,000.00	1	845,000.00	0.09	0.00	5.900	595	65.00	360	360	0
900,000.01 - 925,000.00	1	924,278.41	0.09	47.48	7.250	654	68.62	360	359	1
925,000.01 - 950,000.00	2	1,887,168.38	0.19	33.10	6.952	594	74.62	360	360	0
950,000.01 - 975,000.00	1	972,000.00	0.10	43.90	7.750	544	77.76	360	360	0
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Average: $161,824.91
Lowest: $42,790.21
Highest: $972,000.00

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	6	$400,904.97	0.04%	39.02%	8.455%	596	84.72%	120	119	1
180	177	21,178,578.86	2.16	38.83	7.810	615	73.10	180	179	1
240	133	13,680,165.94	1.40	39.81	8.227	615	72.78	240	239	1
360	5,734	943,781,048.75	96.40	39.35	7.772	600	78.07	360	359	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 - 120	6	$400,904.97	0.04%	39.02%	8.455%	596	84.72%	120	119	1
171 - 175	2	104,117.34	0.01	47.10	10.284	540	77.34	180	174	6
176 - 180	175	21,074,461.52	2.15	38.77	7.798	615	73.08	180	179	1
231 - 235	2	108,372.19	0.01	38.74	11.970	547	74.60	240	234	6
236 - 240	131	13,571,793.75	1.39	39.82	8.197	615	72.77	240	239	1
326 - 330	1	115,804.88	0.01	21.23	10.100	542	80.00	360	329	31
346 - 350	6	1,054,648.34	0.11	49.26	9.268	581	75.35	360	348	12
351 - 355	72	8,524,308.38	0.87	36.09	8.774	584	79.35	360	355	5
356 - 360	5,655	934,086,287.15	95.41	39.37	7.761	600	78.06	360	359	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

W.A.: 353 months
Lowest: 117 months
Highest: 360 months

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 - 850	6	$810,340.57	0.08%	30.84%	7.059%	804	78.91%	308	308	0
751 - 800	92	16,879,665.58	1.72	35.46	6.900	767	81.26	353	352	1
701 - 750	307	51,027,848.87	5.21	39.19	7.108	720	83.35	353	353	1
651 - 700	764	137,683,014.97	14.06	38.57	7.103	673	80.21	352	352	1
601 - 650	1,544	255,328,328.39	26.08	39.16	7.445	625	80.06	354	353	1
551 - 600	1,521	239,670,781.96	24.48	39.67	7.964	576	76.15	355	354	1
501 - 550	1,655	258,979,217.16	26.45	39.91	8.428	527	74.95	356	355	1
451 - 500	21	2,687,325.26	0.27	44.61	8.915	500	77.53	348	347	1
= 0	140	15,974,175.76	1.63	37.60	8.603	0	76.34	358	357	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

W.A.: 601
Lowest: 500
Highest: 808

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	656	$106,169,814.98	10.84%	37.64%	7.204%	697	84.18%	350	350	1
AA	2,832	480,458,675.58	49.07	39.88	7.480	611	78.60	354	353	1
A	1,456	234,695,965.78	23.97	39.28	7.951	572	77.61	355	354	1
B	806	117,740,116.22	12.03	38.39	8.559	545	73.13	357	356	1
C	182	24,970,206.16	2.55	41.01	9.121	544	70.06	358	356	1
CC	118	15,005,919.80	1.53	39.18	10.427	544	65.68	359	358	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	4,537	$719,521,715.27	73.49%	39.14%	7.785%	596	77.63%	354	353	1
2-4 Family - Detached	482	95,133,386.59	9.72	41.08	7.640	630	77.05	355	354	1
PUD - Detached	478	84,703,067.50	8.65	40.26	7.773	602	80.71	355	354	1
Low Rise Condo - Attached	282	41,408,563.26	4.23	38.65	7.849	611	78.88	357	356	1
2-4 Family - Attached	63	13,675,821.39	1.40	38.89	7.450	628	75.10	354	353	1
SFR - Attached	56	7,924,155.53	0.81	38.96	8.041	589	78.33	344	344	1
MF Housing - Detached	92	7,740,379.32	0.79	38.56	8.732	617	82.12	352	351	1
PUD - Attached	38	5,341,109.01	0.55	35.46	8.011	569	79.92	355	354	1
High Rise Condo- Attached	22	3,592,500.65	0.37	36.47	8.035	615	73.91	358	357	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	5,642	$919,450,158.26	93.91%	39.52%	7.777%	597	77.97%	354	353	1
Non-Owner Occupied	334	45,371,677.21	4.63	36.41	7.912	655	75.88	354	354	1
Second Home	74	14,218,863.05	1.45	37.16	7.558	639	79.35	355	355	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	4,125	$638,589,674.49	65.23%	40.12%	7.722%	594	79.00%	354	353	1
Stated Income Documentation	1,840	324,739,886.74	33.17	37.79	7.886	613	75.80	354	353	1
Lite Documentation	50	9,878,702.17	1.01	39.26	8.227	582	72.36	359	357	1
No Documentation	35	5,832,435.12	0.60	0.00	7.480	713	83.25	358	358	0
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	4,231	$699,951,336.87	71.49%	39.29%	7.743%	593	75.91%	353	352	1
Purchase	1,217	184,263,201.94	18.82	38.88	7.903	633	84.84	359	359	1
R/T Refi	602	94,826,159.71	9.69	40.59	7.814	596	79.01	353	352	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	3,635	$613,534,989.67	62.67%	39.23%	7.872%	588	79.10%	360	359	1
30 Year Fixed	1,599	264,802,468.40	27.05	39.44	7.487	632	75.16	360	359	1
3/27 ARM	415	55,700,097.54	5.69	40.22	7.966	583	80.51	360	359	1
15 Year Fixed	161	18,703,649.06	1.91	38.94	7.759	620	71.74	180	179	1
20 Year Fixed	133	13,680,165.94	1.40	39.81	8.227	615	72.78	240	239	1
15/15 ARM	83	9,268,476.14	0.95	38.71	8.178	608	78.60	360	359	1
15/30 Balloon	6	1,224,392.58	0.13	51.53	8.349	589	85.59	180	176	4
2/13 ARM	9	1,025,918.23	0.10	35.94	7.996	579	80.28	180	180	0
6M ARM	2	475,017.00	0.05	45.11	7.618	580	74.63	360	360	0
10 Year Fixed	6	400,904.97	0.04	39.02	8.455	596	84.72	120	119	1
3/12 ARM	1	224,618.99	0.02	33.10	8.350	536	85.00	180	179	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Balloon	6	$1,224,392.58	0.13%	51.53%	8.349%	589	85.59%	180	176	4
Fully Amortizing	6,044	977,816,305.94	99.87	39.35	7.779	601	77.89	355	354	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	5,985	$974,470,476.38	99.53%	39.34%	7.766%	601	77.91%	355	354	1
2	65	4,570,222.14	0.47	40.41	10.662	588	74.79	228	227	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	1,311	$205,692,144.58	21.01%	39.71%	7.953%	603	77.88%	352	351	1
12	301	57,241,167.96	5.85	39.41	7.574	615	72.16	347	346	1
24	2,877	476,577,321.40	48.68	39.12	7.835	589	79.40	359	358	1
30	18	3,879,836.04	0.40	43.91	7.805	605	82.53	350	350	1
36	1,543	235,650,228.54	24.07	39.40	7.567	619	76.19	348	347	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	979	$214,713,400.03	21.93%	40.05%	7.407%	606	76.45%	356	354	1
New York	561	120,423,406.75	12.30	39.96	7.706	600	74.79	353	352	1
Massachusetts	473	94,698,666.53	9.67	40.05	7.473	604	72.62	354	353	1
Florida	484	60,896,023.01	6.22	39.38	8.268	605	81.53	355	354	1
Texas	413	51,500,534.46	5.26	40.44	8.087	599	78.49	347	346	1
New Jersey	277	49,825,317.56	5.09	39.28	7.959	596	77.62	354	353	1
Illinois	254	37,546,458.02	3.84	39.37	8.055	599	80.09	358	358	1
Virginia	179	31,095,195.58	3.18	37.59	8.050	600	80.91	359	358	1
Colorado	165	28,993,087.90	2.96	40.21	7.431	591	80.63	359	358	1
Michigan	233	27,723,106.93	2.83	37.48	8.194	576	79.82	358	357	1
Connecticut	133	22,736,825.50	2.32	37.57	7.728	594	78.56	356	355	1
Ohio	203	21,873,989.17	2.23	37.87	8.083	594	83.35	357	356	1
Pennsylvania	165	19,308,682.39	1.97	37.69	7.897	599	79.72	344	343	1
Washington	102	18,263,016.59	1.87	38.05	7.323	610	79.24	356	355	1
Rhode Island	124	17,154,759.40	1.75	41.03	7.810	588	74.37	354	353	1
North Carolina	146	16,460,669.52	1.68	40.81	8.123	599	82.57	347	347	1
Arizona	112	14,146,399.83	1.44	37.97	7.901	604	83.55	359	358	1
Maryland	77	13,874,914.07	1.42	39.39	8.140	596	79.62	354	353	1
Minnesota	85	11,967,360.21	1.22	39.34	8.147	606	79.78	360	359	1
New Hampshire	63	10,342,867.90	1.06	41.04	7.832	596	76.67	354	354	1
Indiana	91	9,375,824.36	0.96	33.35	7.987	599	83.57	354	353	1
Maine	58	7,615,777.63	0.78	39.51	7.958	609	77.49	354	353	1
Nevada	50	7,592,914.93	0.78	36.63	7.749	615	82.43	360	359	1
Missouri	63	6,666,811.59	0.68	35.91	8.301	595	79.81	353	352	1
Oregon	35	6,241,767.00	0.64	38.23	7.372	611	82.15	360	359	1
Wisconsin	60	6,118,678.11	0.62	36.37	8.221	593	79.73	355	355	1
Louisiana	44	6,055,617.89	0.62	37.86	8.322	590	76.01	353	352	1
South Carolina	55	5,824,401.11	0.59	38.69	8.282	602	83.44	347	346	1
Tennessee	59	5,526,215.44	0.56	36.51	8.243	599	82.49	339	339	1
Georgia	25	3,776,468.40	0.39	39.43	8.077	625	78.95	360	357	3
Kentucky	40	3,743,715.48	0.38	37.01	8.448	592	76.71	356	355	1
Vermont	26	3,507,838.35	0.36	41.56	7.944	597	79.99	360	359	1
Kansas	29	3,248,577.77	0.33	36.42	7.844	592	85.12	360	359	1
Alabama	33	3,084,812.99	0.32	36.03	8.223	629	86.61	326	326	1
Idaho	23	2,623,564.43	0.27	34.97	7.875	601	75.53	353	351	1
Delaware	19	2,389,762.57	0.24	39.62	8.206	606	85.51	360	359	1
Utah	16	2,191,367.63	0.22	40.03	7.671	603	86.25	360	358	2
Iowa	19	1,652,144.08	0.17	37.25	8.403	578	78.30	356	355	1
New Mexico	13	1,606,987.04	0.16	37.24	8.186	600	82.55	360	359	1
Wyoming	11	1,176,870.96	0.12	36.00	7.836	608	86.38	360	359	1
Mississippi	16	1,089,863.00	0.11	36.39	9.303	576	82.65	360	359	1
Alaska	5	909,102.79	0.09	35.87	7.994	623	90.17	360	360	0
Nebraska	9	769,956.07	0.08	29.41	7.965	577	80.46	360	359	1
Arkansas	6	744,008.25	0.08	33.39	8.578	566	85.51	345	344	2
Montana	2	553,078.52	0.06	46.20	7.412	576	69.62	360	359	1
Oklahoma	6	457,712.63	0.05	36.52	8.012	607	88.05	319	317	2
Hawaii	3	436,383.79	0.04	33.85	7.105	709	76.08	268	267	1
West Virginia	3	231,501.14	0.02	24.50	7.690	656	80.63	240	240	0
North Dakota	2	206,083.22	0.02	38.61	7.567	636	81.47	360	359	1
South Dakota	1	78,210.00	0.01	0.00	8.900	652	90.00	360	360	0
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.001 - 1.500	1	$249,776.18	0.04%	36.51%	6.550%	628	67.57%	360	359	1
2.001 - 2.500	1	399,574.39	0.06	38.33	5.650	700	59.26	360	359	1
2.501 - 3.000	21	3,915,688.22	0.58	40.88	5.827	646	66.34	360	359	1
3.001 - 3.500	102	20,953,615.48	3.08	38.81	6.205	647	72.49	360	359	1
3.501 - 4.000	299	55,754,180.64	8.20	38.98	6.705	631	74.95	360	359	1
4.001 - 4.500	562	110,767,751.62	16.28	39.84	7.149	610	78.33	360	359	1
4.501 - 5.000	779	137,081,848.24	20.15	39.26	7.580	594	80.40	359	358	1
5.001 - 5.500	753	121,123,781.88	17.81	39.39	8.047	578	80.24	360	359	1
5.501 - 6.000	590	88,414,369.54	13.00	38.80	8.439	571	80.14	359	358	1
6.001 - 6.500	462	67,553,172.60	9.93	39.25	8.656	556	81.82	360	358	1
6.501 - 7.000	325	43,674,943.77	6.42	39.34	9.027	552	81.32	360	358	2
7.001 - 7.500	131	16,916,349.28	2.49	40.70	9.556	549	78.24	360	359	1
7.501 - 8.000	75	8,821,316.25	1.30	39.67	10.327	540	73.03	360	358	2
8.001 - 8.500	28	3,060,561.55	0.45	37.85	10.359	540	72.84	360	358	2
8.501 - 9.000	12	1,157,645.75	0.17	36.34	11.006	546	74.92	360	359	1
9.001 - 9.500	2	197,834.40	0.03	38.30	10.766	535	74.09	360	357	3
9.501 - 10.000	1	126,956.17	0.02	22.70	11.150	536	63.50	360	359	1
12.501 - 13.000	1	59,751.61	0.01	77.27	12.150	547	80.00	360	346	14
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 5.182%
Lowest: 1.350%
Highest: 12.650%

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	2	$475,017.00	0.07%	45.11%	7.618%	580	74.63%	360	360	0
2.000	1	214,814.89	0.03	28.58	6.750	596	20.98	360	359	1
3.000	4,128	675,831,649.22	99.35	39.29	7.889	587	79.23	360	359	1
4.000	10	2,815,314.85	0.41	41.90	7.045	593	78.87	360	357	3
5.000	4	892,321.61	0.13	46.24	7.457	613	82.81	360	358	2
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 3.005%
Lowest: 1.000%
Highest: 5.000%

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	4,116	$673,701,532.81	99.04%	39.33%	7.884%	587	79.29%	360	359	1
1.500	27	6,113,082.85	0.90	37.69	7.909	615	74.54	360	358	2
3.000	2	414,501.91	0.06	41.27	6.991	596	29.58	360	359	1
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 1.006%
Lowest: 1.000%
Highest: 3.000%

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001 - 11.500	18	$3,342,316.66	0.49%	40.99%	5.482%	653	70.18%	360	359	1
11.501 - 12.000	82	17,523,065.25	2.58	39.78	5.859	631	74.09	360	359	1
12.001 - 12.500	200	39,967,973.57	5.88	39.83	6.337	629	76.32	360	359	1
12.501 - 13.000	474	96,050,544.78	14.12	39.78	6.811	608	78.19	359	358	1
13.001 - 13.500	597	106,193,311.70	15.61	38.75	7.311	602	80.05	360	359	1
13.501 - 14.000	818	142,639,139.84	20.97	39.61	7.812	590	80.60	360	359	1
14.001 - 14.500	619	94,723,528.06	13.93	39.42	8.288	575	80.68	360	359	1
14.501 - 15.000	596	88,311,914.29	12.98	39.23	8.744	564	79.83	360	359	1
15.001 - 15.500	295	40,066,936.24	5.89	38.80	9.180	557	79.59	359	358	1
15.501 - 16.000	250	30,428,893.42	4.47	37.83	9.701	547	77.10	360	359	1
16.001 - 16.500	80	8,995,120.73	1.32	38.86	10.234	542	76.93	360	359	1
16.501 - 17.000	68	7,178,305.35	1.06	41.33	10.595	541	74.40	360	359	1
17.001 - 17.500	24	2,570,934.61	0.38	36.35	11.183	538	70.54	360	358	2
17.501 - 18.000	16	1,490,858.45	0.22	39.05	11.664	525	70.59	360	357	3
18.001 - 18.500	4	394,094.41	0.06	33.78	12.269	561	65.00	360	357	3
18.501 - 19.000	2	214,539.95	0.03	49.26	12.750	547	75.03	360	353	7
19.001 - 19.500	2	137,640.24	0.02	50.72	12.122	527	71.51	360	351	9
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 13.907%
Lowest: 11.200%
Highest: 19.150%

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.001 - 4.500	3	$1,027,077.61	0.15%	40.88%	6.112%	636	76.44%	360	357	3
4.501 - 5.000	5	1,367,895.27	0.20	41.59	6.884	630	80.20	360	358	2
5.001 - 5.500	21	4,115,560.14	0.61	40.22	5.726	650	72.84	360	358	2
5.501 - 6.000	92	19,909,289.06	2.93	39.65	6.018	626	74.75	360	359	1
6.001 - 6.500	203	40,098,238.37	5.89	39.84	6.378	628	76.53	360	359	1
6.501 - 7.000	478	96,662,460.72	14.21	39.88	6.840	607	78.37	359	358	1
7.001 - 7.500	597	105,858,943.90	15.56	38.68	7.315	602	80.00	360	359	1
7.501 - 8.000	829	144,324,751.41	21.22	39.54	7.820	590	80.48	360	359	1
8.001 - 8.500	623	95,708,336.74	14.07	39.21	8.309	574	80.51	360	359	1
8.501 - 9.000	584	85,793,841.32	12.61	39.24	8.791	563	80.00	360	359	1
9.001 - 9.500	283	36,772,687.43	5.41	39.38	9.267	555	79.77	359	358	1
9.501 - 10.000	241	29,122,426.24	4.28	37.93	9.771	546	77.03	360	359	1
10.001 - 10.500	76	8,514,650.24	1.25	38.13	10.292	541	76.19	360	359	1
10.501 - 11.000	63	6,309,934.90	0.93	41.36	10.744	539	72.91	360	359	1
11.001 - 11.500	24	2,570,934.61	0.38	36.35	11.183	538	70.54	360	358	2
11.501 - 12.000	15	1,325,815.01	0.19	38.68	11.762	527	69.05	360	358	2
12.001 - 12.500	6	531,734.65	0.08	38.16	12.231	552	66.69	360	355	5
12.501 - 13.000	2	214,539.95	0.03	49.26	12.750	547	75.03	360	353	7
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 7.865%
Lowest: 4.380%
Highest: 12.750%

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2003-09-01	1	$115,804.88	0.02%	21.23%	10.100%	542	80.00%	360	329	31
2003-10-01	2	475,017.00	0.07	45.11	7.618	580	74.63	360	360	0
2004-02-01	1	59,751.61	0.01	77.27	12.150	547	80.00	360	346	14
2004-04-01	3	738,551.73	0.11	47.09	7.859	589	77.48	360	348	12
2004-06-01	2	256,345.00	0.04	46.77	12.657	565	68.13	360	350	10
2004-07-01	2	277,284.60	0.04	45.62	10.985	569	78.38	360	351	9
2004-09-01	3	335,235.78	0.05	45.46	10.822	535	79.69	360	353	7
2004-10-01	12	936,970.08	0.14	37.91	10.395	542	77.13	360	354	6
2004-11-01	41	4,981,210.54	0.73	31.57	8.545	571	79.47	360	355	5
2004-12-01	99	16,634,185.78	2.45	38.87	8.188	579	84.43	360	356	4
2005-01-01	118	20,081,594.65	2.95	39.31	8.030	582	82.53	360	357	3
2005-02-01	132	28,318,362.46	4.16	40.31	7.921	571	80.14	360	358	2
2005-03-01	1,940	328,505,671.79	48.29	39.15	7.892	584	78.58	360	359	1
2005-04-01	1,290	213,319,939.00	31.36	39.28	7.752	597	79.06	359	359	0
2005-08-01	1	109,453.52	0.02	33.18	8.500	0	95.65	360	352	8
2005-11-01	4	535,795.55	0.08	42.48	8.257	559	70.76	360	355	5
2005-12-01	9	1,103,899.71	0.16	42.92	8.252	563	88.71	360	356	4
2006-01-01	11	2,278,008.47	0.33	41.70	7.417	603	82.64	360	357	3
2006-02-01	14	2,988,197.75	0.44	41.88	7.661	571	81.37	360	358	2
2006-03-01	232	31,556,202.13	4.64	39.98	8.040	581	79.57	359	358	1
2006-04-01	145	17,353,159.40	2.55	40.05	7.931	589	81.54	360	360	0
2017-09-01	1	121,133.32	0.02	54.43	9.990	0	80.00	360	353	7
2017-11-01	1	84,843.96	0.01	50.34	10.950	519	85.00	360	355	5
2017-12-01	1	63,526.67	0.01	35.60	10.700	603	95.00	360	356	4
2018-03-01	33	3,389,162.19	0.50	38.09	8.644	575	79.58	360	359	1
2018-04-01	47	5,609,810.00	0.82	38.51	7.787	630	77.70	360	360	0
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

OOMLT 2003-03

Balance ge $500K

Collateral Summary

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
equal 500,000.00	6	$3,000,000.00	10.62%	43.62%	7.283%	641	76.98%	360	360	0
510,000.01 - 520,000.00	3	1,557,152.07	5.51	42.67	7.429	610	81.01	360	360	0
520,000.01 - 530,000.00	6	3,148,126.51	11.14	44.06	6.998	657	81.12	360	359	1
530,000.01 - 540,000.00	4	2,142,454.87	7.58	43.12	7.070	641	81.23	360	359	1
540,000.01 - 550,000.00	2	1,098,981.28	3.89	47.24	6.400	661	74.37	360	359	1
550,000.01 - 560,000.00	2	1,115,043.25	3.95	47.32	6.774	656	80.00	360	359	1
560,000.01 - 570,000.00	1	562,001.29	1.99	46.68	6.600	660	70.31	360	359	1
600,000.01 - 610,000.00	1	606,940.05	2.15	36.54	6.400	604	75.00	360	359	1
620,000.01 - 630,000.00	1	626,500.00	2.22	0.00	5.950	786	70.00	360	360	0
630,000.01 - 640,000.00	1	639,253.20	2.26	47.61	8.700	512	64.00	360	358	2
640,000.01 - 650,000.00	3	1,937,088.78	6.86	45.39	6.562	667	67.17	360	358	2
650,000.01 - 660,000.00	1	651,194.33	2.31	35.62	6.800	612	75.00	360	359	1
690,000.01 - 700,000.00	2	1,391,575.94	4.93	38.56	7.749	608	80.00	360	359	1
710,000.01 - 720,000.00	1	715,411.94	2.53	33.60	6.990	527	80.00	360	359	1
720,000.01 - 730,000.00	3	2,169,818.70	7.68	0.00	6.615	650	69.29	360	360	0
730,000.01 - 740,000.00	1	730,478.84	2.59	43.32	7.700	589	79.98	360	359	1
740,000.01 - 750,000.00	1	749,536.22	2.65	29.58	8.400	508	39.47	360	359	1
770,000.01 - 780,000.00	1	780,000.00	2.76	0.00	6.990	520	78.00	360	360	0
840,000.01 - 850,000.00	1	845,000.00	2.99	0.00	5.900	595	65.00	360	360	0
920,000.01 - 930,000.00	1	924,278.41	3.27	47.48	7.250	654	68.62	360	359	1
930,000.01 - 940,000.00	1	937,168.38	3.32	33.10	6.600	568	70.00	360	359	1
940,000.01 - 950,000.00	1	950,000.00	3.36	0.00	7.300	620	79.17	360	360	0
970,000.01 - 980,000.00	1	972,000.00	3.44	43.90	7.750	544	77.76	360	360	0
Total:	45	$28,250,004.06	100.00%	42.29%	7.046%	624	74.64%	360	359	1

Average: $627,777.87
Lowest: $500,000.00
Highest: $972,000.00

2003-03 Option One

1. California Region Distribution*

Region	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Average of Aggregate Principal Balance	W.A. Combined Original LTV	W.A. FICO Score	W.A. Gross Coupon
Northern California	427	$95,639,222.17	44.54%	$223,979.44	77.11%	612	7.373%
Southern California	552	119,074,177.86	55.46	215,714.09	75.91	601	7.435
Total:	979	$214,713,400.03	100.00%	$219,319.10	76.45%	606	7.407%

* Zip Codes in California greater than 93500 are labeled Northern California, less than 93500 are labeled Southern California.

2. California Top Zip Codes*

Zip Code	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Average of Aggregate Principal Balance	W.A. Combined Original LTV	W.A. FICO Score	W.A. Gross Coupon
94591	8	$2,093,678.90	0.98%	$261,709.86	78.84%	626	7.148%
91342	8	1,582,593.66	0.74	197,824.21	78.27	589	7.700
94611	3	1,546,925.47	0.72	515,641.82	72.71	640	6.924
94566	3	1,528,509.29	0.71	509,503.10	67.01	589	6.708
94565	7	1,493,195.46	0.70	213,313.64	76.48	611	6.865
Other	950	206,468,497.25	96.16	217,335.26	76.5	606	7.421
Total:	979	$214,713,400.03	100.00%	$219,319.10	76.45%	606	7.407%

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	1	$422,037.55	0.13%	57.86%	5.500%	704	65.00%	360	359	1
5.501 - 6.000	11	3,567,292.75	1.06	41.29	5.905	593	74.75	360	359	1
6.001 - 6.500	31	8,610,890.21	2.56	39.53	6.310	616	76.10	360	359	1
6.501 - 7.000	115	31,492,830.27	9.37	41.94	6.848	591	78.96	356	355	1
7.001 - 7.500	174	38,055,160.95	11.32	40.60	7.338	585	79.60	360	359	1
7.501 - 8.000	339	67,016,476.48	19.93	39.24	7.849	571	80.40	357	356	1
8.001 - 8.500	306	54,332,257.77	16.16	40.41	8.306	558	80.42	358	357	1
8.501 - 9.000	355	56,015,352.80	16.66	39.06	8.803	549	80.01	356	355	1
9.001 - 9.500	201	27,038,258.64	8.04	39.76	9.277	543	79.30	354	353	1
9.501 - 10.000	201	26,734,034.20	7.95	40.06	9.783	542	77.92	353	351	1
10.001 - 10.500	84	9,062,421.85	2.70	40.31	10.279	539	76.46	351	350	1
10.501 - 11.000	68	6,844,230.51	2.04	42.30	10.760	537	75.49	343	342	2
11.001 - 11.500	34	3,079,560.03	0.92	35.87	11.184	538	72.73	333	331	2
11.501 - 12.000	30	2,567,628.44	0.76	38.70	11.806	545	73.33	330	329	2
12.001 - 12.500	12	1,021,608.81	0.30	40.83	12.249	542	70.51	328	325	3
12.501 - 13.000	3	280,090.79	0.08	48.82	12.717	540	75.26	296	289	7
13.001 - 13.500	1	55,192.33	0.02	23.50	13.500	532	65.00	360	355	5
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

W.A.: 8.340%
Lowest: 5.500%
Highest: 13.500%

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
60.01 - 65.00	206	$31,586,903.46	9.40%	39.27%	8.662%	545	63.85%	354	353	1
65.01 - 70.00	224	40,430,120.81	12.03	40.39	8.207	554	68.96	354	353	1
70.01 - 75.00	304	47,922,055.46	14.25	40.28	8.436	545	74.16	355	354	1
75.01 - 80.00	628	108,255,059.86	32.20	39.75	8.365	553	79.51	357	356	1
80.01 - 85.00	134	22,451,219.24	6.68	39.48	8.357	565	84.57	352	350	2
85.01 - 90.00	349	63,605,005.75	18.92	40.77	8.230	587	89.65	357	356	1
90.01 - 95.00	100	19,669,399.09	5.85	40.45	8.046	625	94.44	357	356	1
95.01 - 100.00	21	2,275,560.71	0.68	36.63	8.459	680	99.17	344	343	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

W.A.: 79.27%
Lowest: 60.24%
Highest: 100.00%

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	25	$1,247,721.07	0.37%	37.84%	10.194%	562	68.81%	276	275	1
50,000.01 - 75,000.00	297	18,530,950.91	5.51	35.98	9.537	554	78.09	338	337	1
75,000.01 - 100,000.00	244	21,396,542.20	6.36	38.74	9.081	548	78.78	353	352	1
100,000.01 - 125,000.00	250	28,200,232.62	8.39	39.93	8.806	551	79.81	356	355	1
125,000.01 - 150,000.00	258	35,454,250.09	10.55	39.24	8.577	553	79.05	354	353	1
150,000.01 - 175,000.00	182	29,624,020.45	8.81	41.28	8.379	549	79.88	356	355	1
175,000.01 - 200,000.00	153	28,652,862.79	8.52	39.68	8.323	548	78.20	359	358	1
200,000.01 - 225,000.00	133	28,305,365.61	8.42	41.14	8.323	549	79.31	359	358	1
225,000.01 - 250,000.00	93	21,989,263.09	6.54	39.37	8.211	548	77.55	355	354	1
250,000.01 - 275,000.00	59	15,411,423.89	4.58	40.80	8.217	548	78.72	357	356	1
275,000.01 - 300,000.00	55	15,814,500.67	4.70	42.19	8.047	553	78.36	357	355	1
300,000.01 - 325,000.00	36	11,239,373.97	3.34	38.70	8.059	562	81.12	360	359	1
325,000.01 - 350,000.00	29	9,765,315.84	2.90	39.50	8.039	571	81.07	360	359	1
350,000.01 - 375,000.00	26	9,458,081.26	2.81	43.67	8.490	558	78.03	360	359	1
375,000.01 - 400,000.00	32	12,395,467.43	3.69	38.58	7.931	586	82.40	360	359	1
400,000.01 - 425,000.00	17	6,999,587.29	2.08	42.64	7.602	641	82.81	349	348	1
425,000.01 - 450,000.00	16	7,027,700.30	2.09	37.60	7.651	605	78.77	360	358	2
450,000.01 - 475,000.00	13	6,004,071.99	1.79	42.40	8.052	612	82.57	360	359	1
475,000.01 - 500,000.00	18	8,888,895.81	2.64	37.28	7.658	639	83.29	360	359	1
500,000.01 - 525,000.00	7	3,652,035.25	1.09	43.13	7.210	633	83.00	360	360	0
525,000.01 - 550,000.00	4	2,146,106.01	0.64	46.86	6.693	686	84.07	360	359	1
550,000.01 - 575,000.00	2	1,115,043.25	0.33	47.32	6.774	656	80.00	360	359	1
600,000.01 - 625,000.00	1	606,940.05	0.18	36.54	6.400	604	75.00	360	359	1
625,000.01 - 650,000.00	3	1,926,964.70	0.57	46.35	7.394	638	71.64	360	358	2
650,000.01 - 675,000.00	1	651,194.33	0.19	35.62	6.800	612	75.00	360	359	1
675,000.01 - 700,000.00	2	1,391,575.94	0.41	38.56	7.749	608	80.00	360	359	1
700,000.01 - 725,000.00	3	2,160,911.94	0.64	33.60	6.845	609	76.62	360	360	0
725,000.01 - 750,000.00	1	730,478.84	0.22	43.32	7.700	589	79.98	360	359	1
775,000.01 - 800,000.00	1	780,000.00	0.23	0.00	6.990	520	78.00	360	360	0
825,000.01 - 850,000.00	1	845,000.00	0.25	0.00	5.900	595	65.00	360	360	0
900,000.01 - 925,000.00	1	924,278.41	0.27	47.48	7.250	654	68.62	360	359	1
925,000.01 - 950,000.00	2	1,887,168.38	0.56	33.10	6.952	594	74.62	360	360	0
950,000.01 - 975,000.00	1	972,000.00	0.29	43.90	7.750	544	77.76	360	360	0
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Average: $171,004.74
Lowest: $49,358.54
Highest: $972,000.00

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	1	$65,550.60	0.02%	0.00%	9.990%	559	63.65%	120	117	3
180	44	5,041,045.23	1.50	42.19	8.927	554	77.51	180	178	2
240	55	4,207,743.67	1.25	39.58	10.025	585	77.06	240	239	1
360	1,866	326,880,984.88	97.23	40.01	8.309	564	79.33	360	359	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 - 120	1	$65,550.60	0.02%	0.00%	9.990%	559	63.65%	120	117	3
171 - 175	1	49,358.54	0.01	42.19	9.500	521	63.29	180	175	5
176 - 180	43	4,991,686.69	1.48	42.19	8.921	554	77.65	180	178	2
231 - 235	2	108,372.19	0.03	38.74	11.970	547	74.60	240	234	6
236 - 240	53	4,099,371.48	1.22	39.60	9.974	586	77.13	240	239	1
326 - 330	1	115,804.88	0.03	21.23	10.100	542	80.00	360	329	31
346 - 350	4	481,140.05	0.14	48.82	11.983	544	74.71	360	349	11
351 - 355	54	5,216,671.84	1.55	36.94	9.452	549	79.27	360	354	6
356 - 360	1,807	321,067,368.11	95.50	40.06	8.284	564	79.34	360	359	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

W.A.: 355 months
Lowest: 117 months
Highest: 360 months

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 - 850	1	$134,000.00	0.04%	20.00%	7.550%	808	100.00%	360	360	0
751 - 800	10	3,247,301.08	0.97	44.72	7.283	764	88.51	360	359	1
701 - 750	20	5,521,788.64	1.64	41.51	7.399	718	90.94	359	358	1
651 - 700	67	19,888,954.69	5.92	41.58	7.430	674	83.84	357	356	1
601 - 650	205	41,453,579.70	12.33	39.49	7.887	623	85.06	354	353	1
551 - 600	473	79,975,490.02	23.79	39.71	8.291	573	77.55	355	354	1
501 - 550	1,047	169,052,772.97	50.28	40.15	8.597	524	77.59	356	355	1
451 - 500	18	2,417,185.56	0.72	44.68	8.901	500	77.82	349	348	1
N/A	125	14,504,251.72	4.31	37.96	8.659	0	78.99	358	357	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

W.A.: 564
Lowest: 500
Highest: 808

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	64	$16,777,107.19	4.99%	39.19%	7.597%	703	89.69%	360	359	1
AA	675	127,459,943.24	37.91	40.71	7.949	576	80.72	353	352	1
A	601	102,188,325.14	30.40	40.19	8.256	550	80.22	356	355	1
B	367	54,799,759.79	16.30	38.04	8.808	531	76.36	357	356	1
C	162	22,357,053.22	6.65	41.40	9.160	544	72.25	357	356	1
CC	97	12,613,135.80	3.75	39.45	10.471	543	68.12	359	358	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	1,552	$258,023,824.40	76.75%	39.61%	8.344%	561	79.13%	356	355	1
PUD - Detached	150	29,007,136.28	8.63	41.17	8.424	561	80.52	355	354	1
2-4 Family - Detached	126	27,975,464.18	8.32	42.51	8.125	600	79.85	357	357	1
Low Rise Condo - Attached	75	11,578,216.18	3.44	40.64	8.392	561	78.55	360	359	1
SFR - Attached	24	3,903,768.69	1.16	41.92	8.405	563	80.52	351	351	1
2-4 Family - Attached	8	1,967,589.64	0.59	40.64	8.046	542	71.62	333	331	1
PUD - Attached	11	1,694,293.42	0.50	37.79	8.585	538	80.07	360	359	1
MF Housing - Detached	14	1,162,030.99	0.35	34.91	9.511	582	82.75	360	359	1
High Rise Condo- Attached	6	883,000.60	0.26	39.62	8.868	551	74.54	360	358	2
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,845	$315,999,537.11	93.99%	40.22%	8.351%	561	79.40%	356	355	1
Non-Owner Occupied	107	15,796,940.45	4.70	36.72	8.194	606	75.79	355	354	1
Second Home	14	4,398,846.82	1.31	39.72	8.076	604	82.11	360	359	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	1,120	$179,509,987.58	53.39%	41.16%	8.364%	554	80.60%	356	354	1
Stated Income Documentation	825	152,447,564.59	45.34	38.56	8.302	574	77.67	356	355	1
Lite Documentation	16	2,728,516.04	0.81	48.71	9.116	540	75.19	355	353	2
No Documentation	5	1,509,256.17	0.45	0.00	7.839	711	89.34	360	359	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,616	$276,008,453.13	82.10%	39.87%	8.286%	560	78.61%	355	354	1
Purchase	212	37,415,482.77	11.13	39.24	8.477	606	84.15	359	358	1
R/T Refi	138	22,771,388.48	6.77	42.97	8.768	548	79.26	357	356	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,421	$254,031,529.88	75.56%	39.66%	8.292%	560	79.36%	360	359	1
30 Year Fixed	277	50,589,940.52	15.05	40.61	8.264	589	78.50	360	359	1
3/27 ARM	147	19,875,010.43	5.91	42.67	8.558	551	80.81	360	359	1
20 Year Fixed	55	4,207,743.67	1.25	39.58	10.025	585	77.06	240	239	1
15 Year Fixed	33	3,345,234.37	1.00	43.44	9.345	549	73.76	180	179	1
15/15 ARM	21	2,384,504.05	0.71	38.04	8.977	564	81.12	360	359	1
2/13 ARM	7	833,838.23	0.25	35.97	7.913	583	81.10	180	180	0
15/30 Balloon	3	637,353.64	0.19	0.00	8.263	548	89.89	180	176	4
3/12 ARM	1	224,618.99	0.07	33.10	8.350	536	85.00	180	179	1
10 Year Fixed	1	65,550.60	0.02	0.00	9.990	559	63.65	120	117	3
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Balloon	3	$637,353.64	0.19%	0.00%	8.263%	548	89.89%	180	176	4
Fully Amortizing	1,963	335,557,970.74	99.81	40.04	8.340	564	79.25	356	355	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,908	$332,143,384.99	98.79%	40.03%	8.311%	564	79.29%	357	356	1
2	58	4,051,939.39	1.21	40.40	10.699	589	77.19	228	227	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	465	$78,245,925.96	23.27%	40.68%	8.478%	570	78.69%	354	353	1
12	69	14,132,146.74	4.20	38.04	8.125	581	76.79	353	352	1
24	1,088	191,712,760.74	57.02	39.63	8.255	559	79.56	359	358	1
30	5	1,155,827.21	0.34	53.98	8.109	547	78.06	360	359	1
36	339	50,948,663.73	15.15	40.86	8.511	568	79.79	347	346	1
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	288	$68,658,559.51	20.42%	40.26%	7.974%	570	78.76%	355	354	1
New York	202	44,864,364.07	13.34	40.16	8.226	573	77.40	355	354	1
Massachusetts	112	24,742,355.62	7.36	39.79	8.009	562	76.13	355	354	1
Florida	161	21,716,161.22	6.46	40.35	8.770	569	81.76	351	349	1
New Jersey	100	20,349,770.45	6.05	41.21	8.276	574	79.30	356	355	1
Texas	128	16,795,401.19	5.00	42.09	8.693	552	77.90	354	353	1
Illinois	100	15,385,316.01	4.58	40.84	8.399	563	80.42	359	358	1
Virginia	67	12,994,745.41	3.87	39.10	8.574	571	80.04	359	357	1
Colorado	63	12,718,037.96	3.78	40.66	7.971	548	81.62	360	358	1
Michigan	93	11,979,906.47	3.56	38.04	8.587	546	79.55	359	358	1
Connecticut	49	8,556,577.53	2.55	37.75	8.375	552	79.31	354	353	1
Ohio	74	8,499,754.39	2.53	38.56	8.675	554	82.56	358	357	1
Pennsylvania	46	5,534,079.22	1.65	38.80	8.641	555	79.98	351	350	1
Rhode Island	37	5,406,311.85	1.61	39.41	8.210	546	74.16	356	355	1
North Carolina	44	5,029,920.99	1.50	48.38	8.607	559	78.92	351	351	1
Washington	23	4,510,646.08	1.34	39.95	8.011	578	82.90	359	357	1
Minnesota	31	4,507,681.90	1.34	41.60	8.657	578	82.17	360	359	1
Arizona	32	4,107,554.38	1.22	40.52	8.540	548	83.35	360	359	1
New Hampshire	21	4,029,221.35	1.20	42.50	8.307	560	81.41	360	359	1
Indiana	37	3,987,817.31	1.19	34.18	8.506	565	83.73	358	356	1
Maryland	21	3,488,428.26	1.04	41.34	9.204	553	79.95	353	352	1
Missouri	27	2,745,754.88	0.82	36.66	9.260	543	80.09	360	358	2
Louisiana	17	2,488,550.54	0.74	40.24	8.723	562	74.66	352	350	1
Maine	18	2,317,428.39	0.69	37.28	8.732	551	80.06	356	355	1
Wisconsin	21	2,217,417.57	0.66	35.76	9.149	537	77.31	360	359	1
South Carolina	16	1,851,073.11	0.55	37.76	8.516	574	84.85	360	359	1
Kentucky	19	1,846,153.88	0.55	38.32	8.808	581	81.62	360	358	2
Nevada	11	1,724,864.10	0.51	40.65	8.657	555	81.13	360	358	2
Oregon	9	1,547,490.85	0.46	42.38	8.044	543	82.13	360	359	1
Tennessee	13	1,445,953.74	0.43	36.47	8.906	541	83.78	344	343	1
Kansas	10	1,233,168.81	0.37	33.23	8.578	535	78.05	360	359	1
Vermont	7	940,876.67	0.28	38.49	8.940	540	80.45	360	359	1
Iowa	9	904,707.45	0.27	39.04	8.684	541	78.07	360	358	2
Idaho	5	904,643.01	0.27	28.02	8.187	554	67.23	360	358	2
Georgia	8	883,654.59	0.26	33.32	9.267	595	80.24	360	353	7
Delaware	7	789,100.73	0.23	40.50	9.130	561	84.93	360	359	1
New Mexico	5	719,114.72	0.21	46.41	8.746	540	81.88	360	358	2
Alabama	8	664,537.55	0.20	32.91	9.067	600	82.66	360	360	0
Montana	2	553,078.52	0.16	46.20	7.412	576	69.62	360	359	1
Utah	4	547,484.07	0.16	35.00	8.213	567	85.00	360	357	3
Mississippi	7	540,767.13	0.16	38.99	9.922	565	87.32	360	360	0
Arkansas	4	535,795.34	0.16	30.83	8.896	546	85.16	360	358	2
Alaska	2	345,600.00	0.10	0.00	8.831	584	87.92	360	360	0
Oklahoma	3	224,089.39	0.07	30.68	8.389	578	88.27	360	358	2
Wyoming	2	151,595.92	0.05	21.05	9.238	522	81.61	360	359	1
Nebraska	2	140,812.25	0.04	20.39	8.491	514	77.07	360	359	1
West Virginia	1	69,000.00	0.02	0.00	7.950	733	100.00	240	240	0
Total:	1,966	$336,195,324.38	100.00%	40.04%	8.340%	564	79.27%	356	355	1

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	1	$422,037.55	0.15%	57.86%	5.500%	704	65.00%	360	359	1
3.001 - 3.500	11	3,616,977.44	1.30	44.16	6.161	634	74.67	360	360	0
3.501 - 4.000	37	9,262,247.66	3.34	42.37	6.812	600	75.56	360	359	1
4.001 - 4.500	119	31,996,157.47	11.54	40.22	7.284	588	77.54	360	359	1
4.501 - 5.000	208	41,508,060.05	14.97	38.88	7.737	567	78.83	357	356	1
5.001 - 5.500	272	49,710,657.99	17.92	40.41	8.119	555	79.61	360	359	1
5.501 - 6.000	260	42,574,342.09	15.35	39.05	8.526	550	80.18	360	359	1
6.001 - 6.500	268	41,280,252.48	14.88	39.63	8.715	545	82.11	360	358	1
6.501 - 7.000	236	33,775,331.75	12.18	39.52	9.048	547	82.01	359	358	2
7.001 - 7.500	91	12,111,026.95	4.37	41.45	9.673	540	77.84	360	359	1
7.501 - 8.000	60	7,516,903.36	2.71	40.50	10.295	539	73.86	360	358	2
8.001 - 8.500	20	2,209,660.58	0.80	38.42	10.267	541	75.97	360	358	2
8.501 - 9.000	10	981,304.03	0.35	36.79	11.253	540	72.85	360	359	1
9.001 - 9.500	2	197,834.40	0.07	38.30	10.766	535	74.09	360	357	3
9.501 - 10.000	1	126,956.17	0.05	22.70	11.150	536	63.50	360	359	1
12.501 - 13.000	1	59,751.61	0.02	77.27	12.150	547	80.00	360	346	14
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 5.625%
Lowest: 3.000%
Highest: 12.650%

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
3.000	1,591	$275,883,283.86	99.47%	39.86%	8.319%	559	79.47%	359	358	1
4.000	5	1,332,057.48	0.48	42.11	7.679	576	83.57	360	357	3
5.000	1	134,160.24	0.05	42.94	8.625	526	70.00	360	357	3
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 3.006%
Lowest: 3.000%
Highest: 5.000%

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	1,588	$274,807,149.05	99.08%	39.92%	8.314%	559	79.54%	359	358	1
1.500	9	2,542,352.53	0.92	35.41	8.476	571	73.89	360	357	3
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 1.005%
Lowest: 1.000%
Highest: 1.500%

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001 - 11.500	1	$422,037.55	0.15%	57.86%	5.500%	704	65.00%	360	359	1
11.501 - 12.000	11	3,567,292.75	1.29	41.29	5.905	593	74.75	360	359	1
12.001 - 12.500	24	6,572,849.57	2.37	40.94	6.280	598	75.40	360	359	1
12.501 - 13.000	86	22,916,522.79	8.26	41.15	6.846	574	78.77	357	356	1
13.001 - 13.500	151	31,797,958.99	11.46	39.40	7.341	575	79.47	360	359	1
13.501 - 14.000	275	53,477,782.77	19.28	39.96	7.851	567	80.40	360	359	1
14.001 - 14.500	255	45,471,577.33	16.40	40.98	8.294	554	80.96	359	358	1
14.501 - 15.000	311	49,529,746.17	17.86	38.84	8.753	551	80.84	360	359	1
15.001 - 15.500	170	24,613,902.68	8.87	39.32	9.168	545	79.54	359	357	1
15.501 - 16.000	164	22,091,199.74	7.97	38.66	9.732	541	77.64	360	359	1
16.001 - 16.500	60	7,142,256.84	2.58	39.83	10.246	535	77.03	360	358	2
16.501 - 17.000	49	5,587,982.30	2.01	42.39	10.568	537	75.76	360	358	2
17.001 - 17.500	19	2,082,227.42	0.75	35.03	11.175	535	70.81	360	358	2
17.501 - 18.000	14	1,383,890.08	0.50	38.98	11.649	526	70.92	360	357	3
18.001 - 18.500	4	394,094.41	0.14	33.78	12.269	561	65.00	360	357	3
18.501 - 19.000	1	160,539.95	0.06	49.26	12.750	537	70.00	360	350	10
19.001 - 19.500	2	137,640.24	0.05	50.72	12.122	527	71.51	360	351	9
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 14.348%
Lowest: 11.500%
Highest: 19.150%

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	2	$736,544.60	0.27%	44.94%	6.247%	681	73.60%	360	359	1
5.501 - 6.000	17	5,261,287.63	1.90	39.95	6.348	589	76.99	360	359	1
6.001 - 6.500	28	7,178,404.29	2.59	41.27	6.415	593	75.37	360	359	1
6.501 - 7.000	91	24,061,198.11	8.68	41.45	6.930	573	79.41	357	356	1
7.001 - 7.500	151	31,609,903.82	11.40	39.50	7.348	573	79.29	360	359	1
7.501 - 8.000	283	54,601,299.15	19.69	39.60	7.855	567	80.50	360	358	1
8.001 - 8.500	257	46,256,170.80	16.68	40.50	8.317	555	80.74	359	358	1
8.501 - 9.000	305	48,064,768.34	17.33	39.29	8.803	550	80.71	360	359	1
9.001 - 9.500	163	22,393,661.80	8.07	39.88	9.265	542	79.70	358	357	1
9.501 - 10.000	158	21,535,473.04	7.76	38.86	9.786	541	77.84	360	359	1
10.001 - 10.500	57	6,790,845.40	2.45	39.21	10.297	535	76.44	360	358	2
10.501 - 11.000	46	4,866,595.94	1.75	42.04	10.740	535	74.09	360	358	2
11.001 - 11.500	19	2,082,227.42	0.75	35.03	11.175	535	70.81	360	358	2
11.501 - 12.000	13	1,218,846.64	0.44	38.56	11.754	528	69.29	360	358	2
12.001 - 12.500	6	531,734.65	0.19	38.16	12.231	552	66.69	360	355	5
12.501 - 13.000	1	160,539.95	0.06	49.26	12.750	537	70.00	360	350	10
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

W.A.: 8.293%
Lowest: 5.500%
Highest: 12.750%

OOMLT 2003-03

Loans without MI

OCLTVs gt 60%

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2003-09-01	1	$115,804.88	0.04%	21.23%	10.100%	542	80.00%	360	329	31
2004-02-01	1	59,751.61	0.02	77.27	12.150	547	80.00	360	346	14
2004-04-01	1	165,043.44	0.06	41.71	10.875	511	83.00	360	348	12
2004-06-01	2	256,345.00	0.09	46.77	12.657	565	68.13	360	350	10
2004-07-01	2	277,284.60	0.10	45.62	10.985	569	78.38	360	351	9
2004-09-01	3	335,235.78	0.12	45.46	10.822	535	79.69	360	353	7
2004-10-01	11	870,190.82	0.31	37.87	10.433	542	79.00	360	354	6
2004-11-01	28	2,846,974.79	1.03	32.80	8.849	548	78.11	360	355	5
2004-12-01	61	10,093,725.29	3.64	41.27	8.285	557	83.62	360	356	4
2005-01-01	76	12,283,638.94	4.43	36.02	8.412	555	83.82	360	357	3
2005-02-01	71	15,576,476.31	5.62	40.13	8.066	552	81.93	360	358	2
2005-03-01	732	132,618,974.65	47.82	39.55	8.347	557	78.75	360	359	1
2005-04-01	439	79,365,922.00	28.62	40.58	8.133	567	78.73	359	359	0
2005-08-01	1	109,453.52	0.04	33.18	8.500	0	95.65	360	352	8
2005-11-01	2	146,266.72	0.05	53.54	8.844	539	74.64	360	355	5
2005-12-01	7	841,494.10	0.30	42.92	8.393	546	87.15	360	356	4
2006-01-01	5	1,323,805.56	0.48	42.13	7.618	578	81.40	360	357	3
2006-02-01	7	1,285,775.38	0.46	40.14	8.060	534	82.85	360	358	2
2006-03-01	84	11,725,531.74	4.23	41.40	8.653	549	79.64	357	356	1
2006-04-01	42	4,667,302.40	1.68	50.25	8.734	556	81.95	360	360	0
2017-09-01	1	121,133.32	0.04	54.43	9.990	0	80.00	360	353	7
2017-11-01	1	84,843.96	0.03	50.34	10.950	519	85.00	360	355	5
2018-03-01	7	816,326.77	0.29	33.53	9.393	536	83.41	360	359	1
2018-04-01	12	1,362,200.00	0.49	39.35	8.515	581	79.60	360	360	0
Total:	1,597	$277,349,501.58	100.00%	39.87%	8.316%	559	79.49%	359	358	1

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
5.001 - 5.500	19	53,516,688.84	0.36%	41.73%	5.482%	657	70.03%	351	350	1
5.501 - 6.000	136	29,776,735.31	3.04	38.95	5.877	655	72.29	355	355	1
6.001 - 6.500	414	81,059,259.90	8.28	39.58	6.338	649	73.61	353	353	1
6.501 - 7.000	857	163,173,192.29	16.67	39.82	6.819	626	76.58	353	352	1
7.001 - 7.500	917	160,796,479.37	16.42	38.72	7.312	614	78.39	355	354	1
7.501 - 8.000	1,147	195,589,825.01	19.98	39.55	7.815	596	79.80	356	355	1
8.001 - 8.500	826	125,687,980.39	12.84	39.19	8.303	584	79.82	357	356	1
8.501 - 9.000	731	105,374,051.86	10.76	39.24	8.790	566	79.01	354	353	1
9.001 - 9.500	373	47,410,147.55	4.84	39.31	9.282	559	79.34	354	353	1
9.501 - 10.000	316	36,840,974.34	3.76	39.13	9.771	548	77.29	354	353	1
10.001 - 10.500	126	12,680,598.61	1.30	39.06	10.272	546	76.46	349	348	1
10.501 - 11.000	92	8,830,501.05	0.90	41.87	10.760	541	74.29	342	340	1
11.001 - 11.500	44	3,890,095.28	0.40	36.80	11.198	541	71.73	336	335	2
11.501 - 12.000	34	2,865,315.41	0.29	38.84	11.796	542	72.00	323	321	1
12.001 - 12.500	13	1,159,570.19	0.12	42.06	12.232	537	68.56	332	329	2
12.501 - 13.000	4	334,090.79	0.03	48.82	12.722	546	77.64	306	300	6
13.001 - 13.500	1	55,192.33	0.01	23.50	13.500	532	65.00	360	355	5
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

W.A.: 7.780%
Lowest: 5.200%
Highest: 13.500%

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01 - 15.00	1	$52,261.95	0.01%	25.01%	7.600%	624	11.37%	360	359	1
15.01 - 20.00	10	802,416.62	0.08	33.07	7.409	657	17.61	353	352	1
20.01 - 25.00	11	945,840.12	0.10	32.85	7.709	641	22.59	339	338	1
25.01 - 30.00	14	1,159,333.71	0.12	33.03	7.826	615	28.28	360	359	1
30.01 - 35.00	34	3,423,273.64	0.35	38.31	7.830	581	33.16	347	346	1
35.01 - 40.00	45	6,016,491.97	0.61	36.95	7.694	578	37.64	345	344	1
40.01 - 45.00	54	6,760,774.74	0.69	41.94	7.426	607	42.95	342	341	1
45.01 - 50.00	91	13,085,424.51	1.34	38.87	7.370	604	47.90	349	348	1
50.01 - 55.00	132	20,597,189.75	2.10	38.91	7.351	589	52.91	352	351	1
55.01 - 60.00	205	31,318,851.15	3.20	37.41	7.437	590	57.91	349	348	1
60.01 - 65.00	397	63,742,579.37	6.51	39.63	7.856	578	63.61	353	352	1
65.01 - 70.00	494	85,609,128.46	8.74	39.08	7.601	590	68.80	353	352	1
70.01 - 75.00	673	108,799,513.36	11.11	39.16	7.827	581	73.90	354	353	1
75.01 - 80.00	1,857	301,554,280.84	30.80	39.34	7.857	590	79.51	356	355	1
80.01 - 85.00	479	81,887,679.45	8.36	39.92	7.760	611	84.53	352	351	1
85.01 - 90.00	1,024	170,724,241.80	17.44	39.73	7.876	620	89.68	357	356	1
90.01 - 95.00	490	77,169,754.97	7.88	39.91	7.704	646	94.61	357	356	1
95.01 - 100.00	39	5,391,662.11	0.55	37.79	7.948	702	99.65	353	352	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

W.A.: 77.89%
Lowest: 11.37%
Highest: 100.00%

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	77	$3,837,776.63	0.39%	33.54%	8.768%	592	56.52%	316	315	1
50,000.01 - 75,000.00	872	54,729,989.25	5.59	35.49	8.711	593	75.90	342	341	1
75,000.01 - 100,000.00	855	75,115,431.32	7.67	37.00	8.276	596	77.38	350	349	1
100,000.01 - 125,000.00	817	91,990,263.55	9.40	38.64	8.061	597	78.07	353	352	1
125,000.01 - 150,000.00	824	113,444,121.88	11.59	38.44	7.830	598	77.59	353	353	1
150,000.01 - 175,000.00	565	91,868,048.84	9.38	40.17	7.777	595	78.00	353	352	1
175,000.01 - 200,000.00	461	86,637,371.92	8.85	39.22	7.683	595	77.50	358	357	1
200,000.01 - 225,000.00	380	80,843,064.48	8.26	39.70	7.610	596	77.20	356	355	1
225,000.01 - 250,000.00	304	72,308,846.58	7.39	40.38	7.660	596	78.44	357	356	1
250,000.01 - 275,000.00	188	49,162,594.90	5.02	41.32	7.578	602	79.35	356	355	1
275,000.01 - 300,000.00	184	52,909,817.33	5.40	41.35	7.475	602	77.72	356	355	1
300,000.01 - 325,000.00	112	34,961,527.34	3.57	39.49	7.457	604	79.82	358	358	1
325,000.01 - 350,000.00	88	29,743,097.64	3.04	40.14	7.491	614	81.10	358	357	1
350,000.01 - 375,000.00	80	28,997,038.81	2.96	40.08	7.743	610	80.51	356	355	1
375,000.01 - 400,000.00	78	30,373,701.83	3.10	40.10	7.497	609	77.99	355	355	1
400,000.01 - 425,000.00	37	15,279,474.76	1.56	39.61	7.477	631	81.65	355	354	1
425,000.01 - 450,000.00	30	13,158,695.91	1.34	41.15	7.563	603	79.37	354	353	1
450,000.01 - 475,000.00	21	9,700,891.36	0.99	40.35	7.523	628	80.16	360	359	1
475,000.01 - 500,000.00	38	18,728,940.13	1.91	40.11	7.368	628	76.59	360	359	1
500,000.01 - 525,000.00	8	4,176,609.14	0.43	43.15	7.190	635	80.72	360	360	0
525,000.01 - 550,000.00	7	3,770,105.59	0.39	45.03	6.830	654	79.62	360	359	1
550,000.01 - 575,000.00	3	1,677,044.54	0.17	47.10	6.716	657	76.75	360	359	1
600,000.01 - 625,000.00	1	606,940.05	0.06	36.54	6.400	604	75.00	360	359	1
625,000.01 - 650,000.00	5	3,202,841.98	0.33	46.12	6.869	659	67.09	360	359	1
650,000.01 - 675,000.00	1	651,194.33	0.07	35.62	6.800	612	75.00	360	359	1
675,000.01 - 700,000.00	2	1,391,575.94	0.14	38.56	7.749	608	80.00	360	359	1
700,000.01 - 725,000.00	4	2,885,230.64	0.29	33.60	6.708	620	71.95	360	360	0
725,000.01 - 750,000.00	2	1,480,015.06	0.15	36.36	8.055	548	59.46	360	359	1
775,000.01 - 800,000.00	1	780,000.00	0.08	0.00	6.990	520	78.00	360	360	0
825,000.01 - 850,000.00	1	845,000.00	0.09	0.00	5.900	595	65.00	360	360	0
900,000.01 - 925,000.00	1	924,278.41	0.09	47.48	7.250	654	68.62	360	359	1
925,000.01 - 950,000.00	2	1,887,168.38	0.19	33.10	6.952	594	74.62	360	360	0
950,000.01 - 975,000.00	1	972,000.00	0.10	43.90	7.750	544	77.76	360	360	0
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Average: $161,824.91
Lowest: $42,790.21
Highest: $972,000.00

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	6	$400,904.97	0.04%	39.02%	8.455%	596	84.72%	120	119	1
180	177	21,178,578.86	2.16	38.83	7.810	615	73.10	180	179	1
240	133	13,680,165.94	1.40	39.81	8.227	615	72.78	240	239	1
360	5,734	943,781,048.75	96.40	39.35	7.772	600	78.07	360	359	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 - 120	6	$400,904.97	0.04%	39.02%	8.455%	596	84.72%	120	119	1
171 - 175	2	104,117.34	0.01	47.10	10.284	540	77.34	180	174	6
176 - 180	175	21,074,461.52	2.15	38.77	7.798	615	73.08	180	179	1
231 - 235	2	108,372.19	0.01	38.74	11.970	547	74.60	240	234	6
236 - 240	131	13,571,793.75	1.39	39.82	8.197	615	72.77	240	239	1
326 - 330	1	115,804.88	0.01	21.23	10.100	542	80.00	360	329	31
346 - 350	6	1,054,648.34	0.11	49.26	9.268	581	75.35	360	348	12
351 - 355	72	8,524,308.38	0.87	36.09	8.774	584	79.35	360	355	5
356 - 360	5,655	934,086,287.15	95.41	39.37	7.761	600	78.06	360	359	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

W.A.: 353 months
Lowest: 117 months
Highest: 360 months

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 - 850	6	$810,340.57	0.08%	30.84%	7.059%	804	78.91%	308	308	0
751 - 800	92	16,879,665.58	1.72	35.46	6.900	767	81.26	353	352	1
701 - 750	307	51,027,848.87	5.21	39.19	7.108	720	83.35	353	353	1
651 - 700	764	137,683,014.97	14.06	38.57	7.103	673	80.21	352	352	1
601 - 650	1,544	255,328,328.39	26.08	39.16	7.445	625	80.06	354	353	1
551 - 600	1,521	239,670,781.96	24.48	39.67	7.964	576	76.15	355	354	1
501 - 550	1,655	258,979,217.16	26.45	39.91	8.428	527	74.95	356	355	1
451 - 500	21	2,687,325.26	0.27	44.61	8.915	500	77.53	348	347	1
= 0	140	15,974,175.76	1.63	37.60	8.603	0	76.34	358	357	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

W.A.: 601
Lowest: 500
Highest: 808

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	656	$106,169,814.98	10.84%	37.64%	7.204%	697	84.18%	350	350	1
AA	2,832	480,458,675.58	49.07	39.88	7.480	611	78.60	354	353	1
A	1,456	234,695,965.78	23.97	39.28	7.951	572	77.61	355	354	1
B	806	117,740,116.22	12.03	38.39	8.559	545	73.13	357	356	1
C	182	24,970,206.16	2.55	41.01	9.121	544	70.06	358	356	1
CC	118	15,005,919.80	1.53	39.18	10.427	544	65.68	359	358	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	4,537	$719,521,715.27	73.49%	39.14%	7.785%	596	77.63%	354	353	1
2-4 Family - Detached	482	95,133,386.59	9.72	41.08	7.640	630	77.05	355	354	1
PUD - Detached	478	84,703,067.50	8.65	40.26	7.773	602	80.71	355	354	1
Low Rise Condo - Attached	282	41,408,563.26	4.23	38.65	7.849	611	78.88	357	356	1
2-4 Family - Attached	63	13,675,821.39	1.40	38.89	7.450	628	75.10	354	353	1
SFR - Attached	56	7,924,155.53	0.81	38.96	8.041	589	78.33	344	344	1
MF Housing - Detached	92	7,740,379.32	0.79	38.56	8.732	617	82.12	352	351	1
PUD - Attached	38	5,341,109.01	0.55	35.46	8.011	569	79.92	355	354	1
High Rise Condo- Attached	22	3,592,500.65	0.37	36.47	8.035	615	73.91	358	357	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	5,642	$919,450,158.26	93.91%	39.52%	7.777%	597	77.97%	354	353	1
Non-Owner Occupied	334	45,371,677.21	4.63	36.41	7.912	655	75.88	354	354	1
Second Home	74	14,218,863.05	1.45	37.16	7.558	639	79.35	355	355	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	4,125	$638,589,674.49	65.23%	40.12%	7.722%	594	79.00%	354	353	1
Stated Income Documentation	1,840	324,739,886.74	33.17	37.79	7.886	613	75.80	354	353	1
Lite Documentation	50	9,878,702.17	1.01	39.26	8.227	582	72.36	359	357	1
No Documentation	35	5,832,435.12	0.60	0.00	7.480	713	83.25	358	358	0
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	4,231	$699,951,336.87	71.49%	39.29%	7.743%	593	75.91%	353	352	1
Purchase	1,217	184,263,201.94	18.82	38.88	7.903	633	84.84	359	359	1
R/T Refi	602	94,826,159.71	9.69	40.59	7.814	596	79.01	353	352	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	3,635	$613,534,989.67	62.67%	39.23%	7.872%	588	79.10%	360	359	1
30 Year Fixed	1,599	264,802,468.40	27.05	39.44	7.487	632	75.16	360	359	1
3/27 ARM	415	55,700,097.54	5.69	40.22	7.966	583	80.51	360	359	1
15 Year Fixed	161	18,703,649.06	1.91	38.94	7.759	620	71.74	180	179	1
20 Year Fixed	133	13,680,165.94	1.40	39.81	8.227	615	72.78	240	239	1
15/15 ARM	83	9,268,476.14	0.95	38.71	8.178	608	78.60	360	359	1
15/30 Balloon	6	1,224,392.58	0.13	51.53	8.349	589	85.59	180	176	4
2/13 ARM	9	1,025,918.23	0.10	35.94	7.996	579	80.28	180	180	0
6M ARM	2	475,017.00	0.05	45.11	7.618	580	74.63	360	360	0
10 Year Fixed	6	400,904.97	0.04	39.02	8.455	596	84.72	120	119	1
3/12 ARM	1	224,618.99	0.02	33.10	8.350	536	85.00	180	179	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Balloon	6	$1,224,392.58	0.13%	51.53%	8.349%	589	85.59%	180	176	4
Fully Amortizing	6,044	977,816,305.94	99.87	39.35	7.779	601	77.89	355	354	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	5,985	$974,470,476.38	99.53%	39.34%	7.766%	601	77.91%	355	354	1
2	65	4,570,222.14	0.47	40.41	10.662	588	74.79	228	227	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	1,311	$205,692,144.58	21.01%	39.71%	7.953%	603	77.88%	352	351	1
12	301	57,241,167.96	5.85	39.41	7.574	615	72.16	347	346	1
24	2,877	476,577,321.40	48.68	39.12	7.835	589	79.40	359	358	1
30	18	3,879,836.04	0.40	43.91	7.806	605	82.53	350	350	1
36	1,543	235,650,228.54	24.07	39.40	7.567	619	76.19	348	347	1
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	979	$214,713,400.03	21.93%	40.05%	7.407%	606	76.45%	356	354	1
New York	561	120,423,406.75	12.30	39.96	7.706	600	74.79	353	352	1
Massachusetts	473	94,698,666.53	9.67	40.05	7.473	604	72.62	354	353	1
Florida	484	60,896,023.01	6.22	39.38	8.268	605	81.53	355	354	1
Texas	413	51,500,534.46	5.26	40.44	8.087	599	78.49	347	346	1
New Jersey	277	49,825,317.56	5.09	39.28	7.959	596	77.62	354	353	1
Illinois	254	37,546,458.02	3.84	39.37	8.055	599	80.09	358	358	1
Virginia	179	31,095,195.58	3.18	37.59	8.050	600	80.91	359	358	1
Colorado	165	28,993,087.90	2.96	40.21	7.431	591	80.63	359	358	1
Michigan	233	27,723,106.93	2.83	37.48	8.194	576	79.82	358	357	1
Connecticut	133	22,736,825.50	2.32	37.57	7.728	594	78.56	356	355	1
Ohio	203	21,873,989.17	2.23	37.87	8.083	594	83.35	357	356	1
Pennsylvania	165	19,308,682.39	1.97	37.69	7.897	599	79.72	344	343	1
Washington	102	18,263,016.59	1.87	38.05	7.323	610	79.24	356	355	1
Rhode Island	124	17,154,759.40	1.75	41.03	7.810	588	74.37	354	353	1
North Carolina	146	16,460,669.52	1.68	40.81	8.123	599	82.57	347	347	1
Arizona	112	14,146,399.83	1.44	37.97	7.901	604	83.55	359	358	1
Maryland	77	13,874,914.07	1.42	39.39	8.140	596	79.62	354	353	1
Minnesota	85	11,967,360.21	1.22	39.34	8.147	606	79.78	360	359	1
New Hampshire	63	10,342,867.90	1.06	41.04	7.832	596	76.67	354	354	1
Indiana	91	9,375,824.36	0.96	33.35	7.987	599	83.57	354	353	1
Maine	58	7,615,777.63	0.78	39.51	7.958	609	77.49	354	353	1
Nevada	50	7,592,914.93	0.78	36.63	7.749	615	82.43	360	359	1
Missouri	63	6,666,811.59	0.68	35.91	8.301	595	79.81	353	352	1
Oregon	35	6,241,767.00	0.64	38.23	7.372	611	82.15	360	359	1
Wisconsin	60	6,118,678.11	0.62	36.37	8.221	593	79.73	355	355	1
Louisiana	44	6,055,617.89	0.62	37.86	8.322	590	76.01	353	352	1
South Carolina	55	5,824,401.11	0.59	38.69	8.282	602	83.44	347	346	1
Tennessee	59	5,526,215.44	0.56	36.51	8.243	599	82.49	339	339	1
Georgia	25	3,776,468.40	0.39	39.43	8.077	625	78.95	360	357	3
Kentucky	40	3,743,715.48	0.38	37.01	8.448	592	76.71	356	355	1
Vermont	26	3,507,838.35	0.36	41.56	7.944	597	79.99	360	359	1
Kansas	29	3,248,577.77	0.33	36.42	7.844	592	85.12	360	359	1
Alabama	33	3,084,812.99	0.32	36.03	8.223	629	86.61	326	326	1
Idaho	23	2,623,564.43	0.27	34.97	7.875	601	75.53	353	351	1
Delaware	19	2,389,762.57	0.24	39.62	8.206	606	85.51	360	359	1
Utah	16	2,191,367.63	0.22	40.03	7.671	603	86.25	360	358	2
Iowa	19	1,652,144.08	0.17	37.25	8.403	578	78.30	356	355	1
New Mexico	13	1,606,987.04	0.16	37.24	8.186	600	82.55	360	359	1
Wyoming	11	1,176,870.96	0.12	36.00	7.836	608	86.38	360	359	1
Mississippi	16	1,089,863.00	0.11	36.39	9.303	576	82.65	360	359	1
Alaska	5	909,102.79	0.09	35.87	7.994	623	90.17	360	360	0
Nebraska	9	769,956.07	0.08	29.41	7.965	577	80.46	360	359	1
Arkansas	6	744,008.25	0.08	33.39	8.578	566	85.51	345	344	2
Montana	2	553,078.52	0.06	46.20	7.412	576	69.62	360	359	1
Oklahoma	6	457,712.63	0.05	36.52	8.012	607	88.05	319	317	2
Hawaii	3	436,383.79	0.04	33.85	7.105	709	76.08	268	267	1
West Virginia	3	231,501.14	0.02	24.50	7.690	656	80.63	240	240	0
North Dakota	2	206,083.22	0.02	38.61	7.567	636	81.47	360	359	1
South Dakota	1	78,210.00	0.01	0.00	8.900	652	90.00	360	360	0
Total:	6,050	$979,040,698.52	100.00%	39.35%	7.780%	601	77.89%	354	353	1

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.001 - 1.500	1	$249,776.18	0.04%	36.51%	6.550%	628	67.57%	360	359	1
2.001 - 2.500	1	399,574.39	0.06	38.33	5.650	700	59.26	360	359	1
2.501 - 3.000	21	3,915,688.22	0.58	40.88	5.827	646	66.34	360	359	1
3.001 - 3.500	102	20,953,615.48	3.08	38.81	6.205	647	72.49	360	359	1
3.501 - 4.000	299	55,754,180.64	8.20	38.98	6.705	631	74.95	360	359	1
4.001 - 4.500	562	110,767,751.62	16.28	39.84	7.149	610	78.33	360	359	1
4.501 - 5.000	779	137,081,848.24	20.15	39.26	7.580	594	80.40	359	358	1
5.001 - 5.500	753	121,123,781.88	17.81	39.39	8.047	578	80.24	360	359	1
5.501 - 6.000	590	88,414,369.54	13.00	38.80	8.439	571	80.14	359	358	1
6.001 - 6.500	462	67,553,172.60	9.93	39.25	8.656	556	81.82	360	358	1
6.501 - 7.000	325	43,674,943.77	6.42	39.34	9.027	552	81.32	360	358	2
7.001 - 7.500	131	16,916,349.28	2.49	40.70	9.556	549	78.24	360	359	1
7.501 - 8.000	75	8,821,316.25	1.30	39.67	10.327	540	73.03	360	358	2
8.001 - 8.500	28	3,060,561.55	0.45	37.85	10.359	540	72.84	360	358	2
8.501 - 9.000	12	1,157,645.75	0.17	36.34	11.006	546	74.92	360	359	1
9.001 - 9.500	2	197,834.40	0.03	38.30	10.766	535	74.09	360	357	3
9.501 - 10.000	1	126,956.17	0.02	22.70	11.150	536	63.50	360	359	1
12.501 - 13.000	1	59,751.61	0.01	77.27	12.150	547	80.00	360	346	14
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 5.182%
Lowest: 1.350%
Highest: 12.650%

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	2	$475,017.00	0.07%	45.11%	7.618%	580	74.63%	360	360	0
2.000	1	214,814.89	0.03	28.58	6.750	596	20.98	360	359	1
3.000	4,128	675,831,649.22	99.35	39.29	7.889	587	79.23	360	359	1
4.000	10	2,815,314.85	0.41	41.90	7.045	593	78.87	360	357	3
5.000	4	892,321.61	0.13	46.24	7.457	613	82.81	360	358	2
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 3.005%
Lowest: 1.000%
Highest: 5.000%

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	4,116	$673,701,532.81	99.04%	39.33%	7.884%	587	79.29%	360	359	1
1.500	27	6,113,082.85	0.90	37.69	7.909	615	74.54	360	358	2
3.000	2	414,501.91	0.06	41.27	6.991	596	29.58	360	359	1
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 1.006%
Lowest: 1.000%
Highest: 3.000%

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
11.001 - 11.500	18	$3,342,316.66	0.49%	40.99%	5.482%	653	70.18%	360	359	1
11.501 - 12.000	82	17,523,065.25	2.58	39.78	5.859	631	74.09	360	359	1
12.001 - 12.500	200	39,967,973.57	5.88	39.83	6.337	629	76.32	360	359	1
12.501 - 13.000	474	96,050,544.78	14.12	39.78	6.811	608	78.19	359	358	1
13.001 - 13.500	597	106,193,311.70	15.61	38.75	7.311	602	80.05	360	359	1
13.501 - 14.000	818	142,639,139.84	20.97	39.61	7.812	590	80.60	360	359	1
14.001 - 14.500	619	94,723,528.08	13.93	39.42	8.288	575	80.68	360	359	1
14.501 - 15.000	596	88,311,914.29	12.98	39.23	8.744	564	79.83	360	359	1
15.001 - 15.500	295	40,066,936.24	5.89	38.80	9.180	557	79.59	359	358	1
15.501 - 16.000	250	30,428,893.42	4.47	37.83	9.701	547	77.10	360	359	1
16.001 - 16.500	80	8,995,120.73	1.32	38.86	10.234	542	76.93	360	359	1
16.501 - 17.000	68	7,178,305.35	1.06	41.33	10.595	541	74.40	360	359	1
17.001 - 17.500	24	2,570,934.61	0.38	36.35	11.183	538	70.54	360	358	2
17.501 - 18.000	16	1,490,858.45	0.22	39.05	11.664	525	70.59	360	357	3
18.001 - 18.500	4	394,094.41	0.06	33.78	12.269	561	65.00	360	357	3
18.501 - 19.000	2	214,539.95	0.03	49.26	12.750	547	75.03	360	353	7
19.001 - 19.500	2	137,640.24	0.02	50.72	12.122	527	71.51	360	351	9
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 13.907%
Lowest: 11.200%
Highest: 19.150%

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.001 - 4.500	3	$1,027,077.61	0.15%	40.88%	6.112%	636	76.44%	360	357	3
4.501 - 5.000	5	1,367,895.27	0.20	41.59	6.884	630	80.20	360	358	2
5.001 - 5.500	21	4,115,560.14	0.61	40.22	5.726	650	72.84	360	358	2
5.501 - 6.000	92	19,909,289.06	2.93	39.65	6.018	626	74.75	360	359	1
6.001 - 6.500	203	40,098,238.37	5.89	39.84	6.378	628	76.53	360	359	1
6.501 - 7.000	478	96,662,460.72	14.21	39.88	6.840	607	78.37	359	358	1
7.001 - 7.500	597	105,858,943.90	15.56	38.68	7.315	602	80.00	360	359	1
7.501 - 8.000	829	144,324,751.41	21.22	39.54	7.820	590	80.48	360	359	1
8.001 - 8.500	623	95,708,336.74	14.07	39.21	8.309	574	80.51	360	359	1
8.501 - 9.000	584	85,793,841.32	12.61	39.24	8.791	563	80.00	360	359	1
9.001 - 9.500	283	36,772,687.43	5.41	39.38	9.267	555	79.77	359	358	1
9.501 - 10.000	241	29,122,426.24	4.28	37.93	9.771	546	77.03	360	359	1
10.001 - 10.500	76	8,514,650.24	1.25	38.13	10.292	541	76.19	360	359	1
10.501 - 11.000	63	6,309,934.90	0.93	41.36	10.744	539	72.91	360	359	1
11.001 - 11.500	24	2,570,934.61	0.38	36.35	11.183	538	70.54	360	358	2
11.501 - 12.000	15	1,325,815.01	0.19	38.68	11.762	527	69.05	360	358	2
12.001 - 12.500	6	531,734.65	0.08	38.16	12.231	552	66.69	360	355	5
12.501 - 13.000	2	214,539.95	0.03	49.26	12.750	547	75.03	360	353	7
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

W.A.: 7.865%
Lowest: 4.380%
Highest: 12.750%

OOMLT 2003-03

Total Marketing Pool

Collateral Summary

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2003-09-01	1	$115,804.88	0.02%	21.23%	10.100%	542	80.00%	360	329	31
2003-10-01	2	475,017.00	0.07	45.11	7.618	580	74.63	360	360	0
2004-02-01	1	59,751.61	0.01	77.27	12.150	547	80.00	360	346	14
2004-04-01	3	738,551.73	0.11	47.09	7.859	589	77.48	360	348	12
2004-06-01	2	256,345.00	0.04	46.77	12.657	565	68.13	360	350	10
2004-07-01	2	277,284.60	0.04	45.62	10.985	569	78.38	360	351	9
2004-09-01	3	335,235.78	0.05	45.46	10.822	535	79.69	360	353	7
2004-10-01	12	936,970.08	0.14	37.91	10.395	542	77.13	360	354	6
2004-11-01	41	4,981,210.54	0.73	31.57	8.545	571	79.47	360	355	5
2004-12-01	99	16,634,185.78	2.45	38.87	8.188	579	84.43	360	356	4
2005-01-01	118	20,081,594.65	2.95	39.31	8.030	582	82.53	360	357	3
2005-02-01	132	28,318,362.46	4.16	40.31	7.921	571	80.14	360	358	2
2005-03-01	1,940	328,505,671.79	48.29	39.15	7.892	584	78.58	360	359	1
2005-04-01	1,290	213,319,939.00	31.36	39.28	7.752	597	79.06	359	359	0
2005-08-01	1	109,453.52	0.02	33.18	8.500	0	95.65	360	352	8
2005-11-01	4	535,795.55	0.08	42.48	8.257	559	70.76	360	355	5
2005-12-01	9	1,103,899.71	0.16	42.92	8.252	563	88.71	360	356	4
2006-01-01	11	2,278,008.47	0.33	41.70	7.417	603	82.64	360	357	3
2006-02-01	14	2,988,197.75	0.44	41.88	7.661	571	81.37	360	358	2
2006-03-01	232	31,556,202.13	4.64	39.98	8.040	581	79.57	359	358	1
2006-04-01	145	17,353,159.40	2.55	40.05	7.931	589	81.54	360	360	0
2017-09-01	1	121,133.32	0.02	54.43	9.990	0	80.00	360	353	7
2017-11-01	1	84,843.96	0.01	50.34	10.950	519	85.00	360	355	5
2017-12-01	1	63,526.67	0.01	35.60	10.700	603	95.00	360	356	4
2018-03-01	33	3,389,162.19	0.50	38.09	8.644	575	79.58	360	359	1
2018-04-01	47	5,609,810.00	0.82	38.51	7.787	630	77.70	360	360	0
Total:	4,145	$680,229,117.57	100.00%	39.31%	7.884%	588	79.21%	360	359	1

OOMLT 2003-03

Marketing Pool

Collateral Summary

OCLTV - Loans with Mortgage Insurance	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	W.A. Combined OLTV	W.A. FICO Score
60.01 - 70.00	461	$77,334,683.56	13.84%	66.47	616
70.01 - 80.00	1,598	254,176,678.88	45.50	78.12	609
80.01 - 90.00	1,020	166,555,696.26	29.81	87.85	635
90.01 - 100.00	408	60,616,457.28	10.85	94.94	656
Total:	3,487	$558,683,515.98	100.00%	81.23	623

W.A.: 81.23%
Lowest: 60.17%
Highest: 100.00%
S.D.: 8.65%

OCLTV - Loans without Mortgage Insurance	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	W.A. Combined OLTV	W.A. FICO Score
10.01 - 20.00	11	$854,678.57	0.20%	17.23	655
20.01 - 30.00	25	2,105,173.83	0.50	25.72	627
30.01 - 40.00	79	9,439,765.61	2.25	36.01	579
40.01 - 50.00	145	19,846,199.25	4.72	46.21	605
50.01 - 60.00	337	51,916,040.90	12.35	55.93	589
60.01 - 70.00	430	72,017,024.27	17.13	66.72	550
70.01 - 80.00	932	156,177,115.32	37.15	77.87	551
80.01 - 90.00	483	86,056,224.99	20.47	88.33	581
90.01 - 100.00	121	21,944,959.80	5.22	94.93	630
Total:	2,563	$420,357,182.54	100.00%	73.46	570

W.A.: 73.46%
Lowest: 11.37%
Highest: 100.00%
S.D.: 15.73%

Credit Score of Loans w OCLTVs gt 70	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	W.A. Combined OLTV	W.A. FICO Score
800 - 809	1	$134,000.00	0.05%	100.00	808
780 - 789	1	65,559.43	0.02	80.00	781
770 - 779	3	608,432.60	0.23	91.22	770
760 - 769	4	1,640,847.36	0.62	85.76	765
750 - 759	2	932,461.69	0.35	92.19	757
740 - 749	2	519,287.15	0.20	95.00	743
730 - 739	5	1,102,402.26	0.42	92.44	733
720 - 729	1	315,000.00	0.12	90.00	724
710 - 719	7	1,786,822.09	0.68	93.89	715
700 - 709	4	1,376,239.59	0.52	92.55	704
690 - 699	14	5,542,889.03	2.10	88.89	695
680 - 689	9	2,190,305.62	0.83	89.18	683
670 - 679	7	2,168,785.87	0.82	81.35	675
660 - 669	11	2,660,300.52	1.01	86.48	665
650 - 659	20	4,125,137.89	1.56	86.18	654
640 - 649	28	6,571,562.77	2.49	85.68	643
630 - 639	38	7,762,759.43	2.94	86.06	634
620 - 629	27	5,696,249.66	2.16	85.31	624
610 - 619	54	10,767,911.49	4.08	86.65	614
600 - 609	39	8,269,146.49	3.13	86.27	605
590 - 599	55	9,692,411.51	3.67	80.15	595
580 - 589	56	10,325,574.85	3.91	79.86	585
570 - 579	65	10,807,553.75	4.09	83.11	573
560 - 569	97	14,133,454.03	5.35	83.13	564
550 - 559	75	12,539,160.71	4.75	82.70	554
540 - 549	126	20,564,813.98	7.78	82.15	544
530 - 539	152	25,384,646.11	9.61	82.60	535
520 - 529	184	32,628,680.94	12.35	81.12	524
510 - 519	193	28,850,941.07	10.92	79.88	514
500 - 509	150	22,509,163.78	8.52	79.76	505
	106	12,505,798.44	4.73	80.86	0
Total:	1,536	$264,178,300.11	100.00%	82.69	568

W.A.: 568
Lowest:
Highest: 808
S.D.: 150

OOMLT 2003-03

Balance ge $500K

Collateral Summary

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
equal 500,000.00	6	$3,000,000.00	10.62%	43.62%	7.283%	641	76.98%	360	360	0
510,000.01 - 520,000.00	3	1,557,152.07	5.51	42.67	7.429	610	81.01	360	360	0
520,000.01 - 530,000.00	6	3,148,126.51	11.14	44.06	6.998	657	81.12	360	359	1
530,000.01 - 540,000.00	4	2,142,454.87	7.58	43.12	7.070	641	81.23	360	359	1
540,000.01 - 550,000.00	2	1,098,981.28	3.89	47.24	6.400	661	74.37	360	359	1
550,000.01 - 560,000.00	2	1,115,043.25	3.95	47.32	6.774	656	80.00	360	359	1
560,000.01 - 570,000.00	1	562,001.29	1.99	46.68	6.600	660	70.31	360	359	1
600,000.01 - 610,000.00	1	606,940.05	2.15	36.54	6.400	604	75.00	360	359	1
620,000.01 - 630,000.00	1	626,500.00	2.22	0.00	5.950	786	70.00	360	360	0
630,000.01 - 640,000.00	1	639,253.20	2.26	47.61	8.700	512	64.00	360	358	2
640,000.01 - 650,000.00	3	1,937,088.78	6.86	45.39	6.562	667	67.17	360	358	2
650,000.01 - 660,000.00	1	651,194.33	2.31	35.62	6.800	612	75.00	360	359	1
690,000.01 - 700,000.00	2	1,391,575.94	4.93	38.56	7.749	608	80.00	360	359	1
710,000.01 - 720,000.00	1	715,411.94	2.53	33.60	6.990	527	80.00	360	359	1
720,000.01 - 730,000.00	3	2,169,818.70	7.68	0.00	6.615	650	69.29	360	360	0
730,000.01 - 740,000.00	1	730,478.84	2.59	43.32	7.700	589	79.98	360	359	1
740,000.01 - 750,000.00	1	749,536.22	2.65	29.58	8.400	508	39.47	360	359	1
770,000.01 - 780,000.00	1	780,000.00	2.76	0.00	6.990	520	78.00	360	360	0
840,000.01 - 850,000.00	1	845,000.00	2.99	0.00	5.900	595	65.00	360	360	0
920,000.01 - 930,000.00	1	924,278.41	3.27	47.48	7.250	654	68.62	360	359	1
930,000.01 - 940,000.00	1	937,168.38	3.32	33.10	6.600	568	70.00	360	359	1
940,000.01 - 950,000.00	1	950,000.00	3.36	0.00	7.300	620	79.17	360	360	0
970,000.01 - 980,000.00	1	972,000.00	3.44	43.90	7.750	544	77.76	360	360	0
Total:	45	$28,250,004.06	100.00%	42.29%	7.046%	624	74.64%	360	359	1

Average: $627,777.87
Lowest: $500,000.00
Highest: $972,000.00

2003-03 Option One

1. California Region Distribution*

Region	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Average of Aggregate Principal Balance	W.A. Combined Original LTV	W.A. FICO Score	W.A. Gross Coupon
Northern California	427	$95,639,222.17	44.54%	$223,979.44	77.11%	612	7.373%
Southern California	552	119,074,177.86	55.46	215,714.09	75.91	601	7.435
Total:	**979**	**$214,713,400.03**	**100.00%**	**$219,319.10**	**76.45%**	**606**	**7.407%**

* Zip Codes in California greater than 93500 are labeled Northern California, less than 93500 are labeled Southern California.

2. California Top Zip Codes*

Zip Code	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Average of Aggregate Principal Balance	W.A. Combined Original LTV	W.A. FICO Score	W.A. Gross Coupon
94591	8	$2,093,678.90	0.98%	$261,709.86	78.84%	626	7.148%
91342	8	1,582,593.66	0.74	197,824.21	78.27	589	7.700
94611	3	1,546,925.47	0.72	515,641.82	72.71	640	6.924
94566	3	1,528,509.29	0.71	509,503.10	67.01	589	6.708
94565	7	1,493,195.46	0.70	213,313.64	76.48	611	6.865
Other	950	206,468,497.25	96.16	217,335.26	76.5	606	7.421
Total:	979	$214,713,400.03	100.00%	$219,319.10	76.45%	606	7.407%